      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            LA PETITE ACADEMY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      8351                                     43-1243221
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NUMBER)

                            ------------------------

                  14 CORPORATE WOODS, 8717 WEST 110TH STREET,
                                   SUITE 300,
                          OVERLAND PARK, KANSAS 66201
                                 (913) 345-1250
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               LPA HOLDING CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      6719                                     48-1144353
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NUMBER)

                            ------------------------

                  14 CORPORATE WOODS, 8717 WEST 110TH STREET,
                                   SUITE 300,
                          OVERLAND PARK, KANSAS 66201
                                 (913) 345-1250
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               LPA SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      6411                                     74-2849053
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NUMBER)

                            ------------------------

                  14 CORPORATE WOODS, 8717 WEST 110TH STREET,
                                   SUITE 300,
                          OVERLAND PARK, KANSAS 66201
                                 (913) 345-1250
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 JAMES R. KAHL
                            CHIEF EXECUTIVE OFFICER
                      14 CORPORATE WOODS, 8717 WEST 110TH
                               STREET, SUITE 300,
                          OVERLAND PARK, KANSAS 66201
                                 (913) 345-1250
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                With a copy to:

                              JOHN J. SUYDAM, ESQ.
                        O'SULLIVAN GRAEV & KARABELL, LLP
                 30 ROCKEFELLER PLAZA, NEW YORK, NEW YORK 10112
                                 (212) 408-2400

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC. As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                          PROPOSED
                                                                      MAXIMUM OFFERING         PROPOSED
     TITLE OF EACH CLASS OF                          AMOUNT TO BE        PRICE PER       MAXIMUM AGGREGATE       AMOUNT OF
   SECURITIES TO BE REGISTERED                        REGISTERED         SECURITY          OFFERING PRICE     REGISTRATION FEE
10% Series B Senior Notes
  due 2008...........................                $145,000,000          100%             $145,000,000          $42,775
Guarantees of the 10% Series B
  Senior Notes..................                     $145,000,000           (1)                 (1)                 (1)

(1) This Registration Statement covers the Guarantees to be issued by the subsidiary of La Petite Academy, Inc. of its obligations under the 10% Series B Senior Notes. Such Guarantees are to be issued for no additional consideration, and therefore no registration fee is required.

                            ------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            LA PETITE ACADEMY, INC.
                               LPA HOLDING CORP.

                             CROSS REFERENCE SHEET

                    PURSUANT TO REGULATION S-K, ITEM 501(B),
         SHOWING LOCATION OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

                FORM S-4 ITEM NUMBER AND CAPTION                       LOCATION OR CAPTION IN PROSPECTUS
      -----------------------------------------------------  -----------------------------------------------------
  1.  Forepart of Registration Statement and Outside Front
      Cover Page of Prospectus.............................  Facing Page of Registration Statement; Outside Front
                                                             Cover Page of Prospectus

  2.  Inside Front and Outside Back Cover Pages of
      Prospectus...........................................  Inside Front and Outside Back Cover Pages of
                                                             Prospectus; Available Information

  3.  Risk Factors, Ratio of Earnings to Fixed Charges and
      Other Information....................................  Prospectus Summary; Risk Factors; Selected Historical
                                                             Consolidated Financial and Other Data

  4.  Terms and Transaction................................  Prospectus Summary; The Exchange Offer; Description
                                                             of Notes

  5.  Pro Forma Financial Information......................  Unaudited Pro Forma Consolidated Financial
                                                             Information

  6.  Material Contracts with the Company Being Acquired...                            *

  7.  Additional Information Required for Reoffering by
      Persons and Parties Deemed to be Underwriters........  Plan of Distribution

  8.  Interests of Named Experts and Counsel...............                            *

  9.  Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities.......................                            *

 10.  Information With Respect to S-3 Registrants..........                            *

 11.  Incorporation of Certain Information by Reference....                            *

 12.  Information With Respect to S-2 or S-3 Registrants...                            *

 13.  Incorporation of Certain Information by Reference....                            *

 14.  Information With Respect to Registrants Other Than
      S-2 or S-3 Registrants...............................  Prospectus Summary; Risk Factors; Selected Historical
                                                             Consolidated Financial and Other Data; Management's
                                                             Discussion and Analysis of Financial Condition and
                                                             Results of Operations; Business; Description of the
                                                             Credit Agreement; Certain United States Federal
                                                             Income Tax Considerations

 15.  Information With Respect to S-3 Companies............                            *

 16.  Information With Respect to S-2 or S-3 Companies.....                            *

 17.  Information With Respect to Companies Other Than S-2
      or S-3 Companies.....................................                            *

 18.  Information if Proxies, Consents or Authorization Are
      to be Solicited......................................                            *

 19.  Information if Proxies, Consents or Authorizations
      Are Not to be Solicited, or in an Exchange Offer.....  Management; Ownership of Securities; Certain
                                                             Relationships and Related Transactions

------------------

* Not applicable or answer is in the negative.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 5, 1998

PROSPECTUS

                            LA PETITE ACADEMY, INC.
                               LPA HOLDING CORP.

                 OFFER TO EXCHANGE UP TO $145,000,000 OF THEIR
                       10% SERIES B SENIOR NOTES DUE 2008
                          FOR ANY AND ALL OUTSTANDING
                           10% SENIOR NOTES DUE 2008

                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                ON                      , 1998, UNLESS EXTENDED

                            ------------------------

    La Petite Academy, Inc. (the 'Company') and LPA Holding Corp. ('Parent' and, together with the Company, the 'Issuers') hereby offer, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the 'Exchange Offer') to exchange $1,000 principal amount of 10% Series B Senior Notes due 2008 (the 'New Notes') of the Issuers for each $1,000 principal amount of the issued and outstanding 10% Senior Notes due 2008 (the 'Old Notes,' and the Old Notes and the New Notes, collectively, the 'Notes') of the Issuers from the Holders (as defined herein) thereof. As of the date of this Prospectus, there is $145,000,000 aggregate principal amount of the Old Notes outstanding. The terms of the New Notes are identical in all material respects to the Old Notes, except that the New Notes have been registered under the Securities Act of 1933, as amended (the 'Securities Act'), and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the Old Notes under certain circumstances relating to the Registration Rights Agreement (as defined herein), which provisions will terminate as to all of the Notes upon the consummation of the Exchange Offer.

    Interest on the New Notes will accrue from May 11, 1998 and will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 1998. No interest will be payable on the Old Notes accepted for exchange. The New Notes will mature on May 15, 2008. Except as described below, the New Notes will not be redeemable at the option of the Issuers prior to May 15, 2003. Thereafter, the New Notes will be redeemable at the option of the Issuers, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to May 15, 2001, the Issuers may, subject to certain requirements, redeem up to a maximum of 35% of the original aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings (as defined) following which there is a Public Market (as defined), at a redemption price equal to 110% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption, provided, however, that, after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes remains outstanding. The New Notes will not be subject to any sinking fund requirements. Upon the occurrence of a Change of Control (as defined), each holder of New Notes will have the right to require the Issuers to repurchase all or any part of such holder's New Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See 'Description of Notes.'

    The New Notes will be unsecured Senior Indebtedness (as defined) of the Issuers and will be effectively subordinated to all existing and future Secured Indebtedness (as defined) of the Issuers and the Guarantors to the extent of the value of the assets securing such Indebtedness. The New Notes will rank pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers and will rank senior in right of payment to all Subordinated Obligations (as defined) of the Issuers. The New Notes will be fully and unconditionally guaranteed (the 'Guarantees') on an unsecured, senior basis by the Company's existing subsidiary and by all of the Company's future Restricted Subsidiaries (as defined) (the 'Guarantors'). Parent and the Company's existing subsidiary, as well as all of the Company's future domestic subsidiaries, guarantee the Credit Agreement (as defined) and are jointly and severally liable on a senior basis with the Company for the obligations thereunder. Such obligations are secured by pledges of all the capital stock of the Company and the Company's existing subsidiary, as well as all of the Company's future domestic subsidiaries, and security interests in, or liens on, substantially all other tangible and intangible assets of Parent, the Company and the Company's existing subsidiary, as well as all of the Company's future subsidiaries. See 'Description of the Credit Agreement,' 'Description of Notes--Guarantees' and '--Certain Covenants--Future Guarantors.' As of March 14, 1998, after giving pro forma effect to the Transactions (as defined) and the application of the net proceeds therefrom, (i) the outstanding Senior Indebtedness of the Issuers would have been $187.1 million, of which $42.1 million would have been Secured Indebtedness (exclusive of unused commitments under the Credit Agreement) and
(ii) the Guarantor would have had no Senior Indebtedness outstanding (exclusive of guarantees of indebtedness under the Credit Agreement (all of which would have been Secured Indebtedness) and the Guarantee). The indenture (the 'Indenture') governing the Notes permits the Issuers to incur additional Senior Indebtedness, including Senior Indebtedness under the Credit Agreement, subject to certain limitations. See 'Description of Notes--Ranking.'

    The Old Notes were not registered under the Securities Act in reliance upon an exemption from the registration requirements thereof. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act. The New Notes are being offered hereby in order to satisfy certain obligations of the Issuers contained in the Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the 'Commission') set forth in no-action letters issued to third parties, the Issuers believe that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an 'affiliate' of the Issuers within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for such Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuers). The Issuers have agreed that, for a period of 180 days after the date of this Prospectus, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.'

    The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ('PORTAL') market. There is no established trading market for the New Notes. The Issuers do not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotations system. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes.

    The Issuers will not receive any proceeds from the Exchange Offer. The Issuers will pay all of the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn as provided herein at any time prior to the Expiration Date (as defined herein). The Exchange Offer is subject to certain customary conditions.

    This Prospectus has been prepared for use in connection with the Exchange Offer and may be used by Chase Securities Inc. ('CSI') in connection with offers and sales related to market-making transactions in the Notes. CSI may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. See 'Plan of Distribution.'

                            ------------------------

    SEE 'RISK FACTORS' BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

                            ------------------------

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE COMMISSION NOR HAS THE COMMISSION OR ANY
     STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

            THE DATE OF THIS PROSPECTUS IS                   , 1998.

                           FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE ISSUERS' CONTROL. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING THE STATEMENTS UNDER 'SUMMARY--THE COMPANY,' 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS' AND 'BUSINESS' AND LOCATED ELSEWHERE HEREIN REGARDING THE ISSUERS' FINANCIAL POSITION, PLANS TO INCREASE REVENUES, REDUCE EXPENSES AND TAKE ADVANTAGE OF SYNERGIES AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS OR FUTURE PROSPECTS OF THE ISSUERS, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS PROSPECTUS, THE WORDS 'BELIEVE,' 'ANTICIPATE,' 'INTEND,' 'ESTIMATE,' 'EXPECT,' 'PROJECT' AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, ALTHOUGH NOT ALL FORWARD-LOOKING STATEMENTS CONTAIN SUCH WORDS. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. THE ISSUERS DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ALTHOUGH MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO BE CORRECT OR THAT SAVINGS OR OTHER BENEFITS ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S EXPECTATIONS ('CAUTIONARY STATEMENTS') ARE DISCLOSED IN THIS PROSPECTUS, INCLUDING IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS AND UNDER 'RISK FACTORS.' PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ANY GUARANTOR OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS. SEE 'RISK FACTORS.'

                             AVAILABLE INFORMATION

     The Issuers have filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the 'Registration Statement') under the Securities Act with respect to the New Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations promulgated by the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Such materials can also be inspected on the Internet at http://www.sec.gov.

     The Company is, and upon consummation of the Exchange Offer Parent will become, subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). In accordance therewith, the Issuers will file reports and other information with the Commission. Such materials filed by the Issuers with the Commission may be inspected, and copies thereof obtained, at the places, and in the manner, set forth above.

     In the event that the Issuers cease to be subject to the informational reporting requirements of the Exchange Act, the Issuers have agreed that, so long as the Notes remain outstanding, they will file with the Commission and distribute to holders of the Notes copies of the financial information that would have been contained in annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that the Issuers would have been required to file with the Commission pursuant to the Exchange Act. Such financial information will include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereto expressed by an independent public accounting firm, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. The Issuers will also make such reports available to prospective purchasers of the Notes, securities analysts and broker-dealers upon their request. In addition, the Issuers have agreed that for so long as any of the Old Notes remain outstanding they will make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Issuers have either exchanged the Old Notes for securities identical in all material respects which have been registered under the Securities Act or until such time as the holders thereof have disposed of such Old Notes pursuant to an effective registration statement filed by the Issuers.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed financial and other information contained elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. All references to the 'Company,' 'La Petite Academy' or 'La Petite' mean La Petite Academy, Inc., its consolidated subsidiary and predecessor, unless the context indicates otherwise. All references to 'Academies' mean all residential and employer-based La Petite Academies and all Montessori schools that the Company operates, unless the context indicates otherwise. All references to fiscal year in this Prospectus refer to the fiscal year ending on the last Saturday in August of each year. All references to market share and demographic data in this Prospectus are based on industry and government publications and Company estimates.

                                  THE COMPANY

GENERAL

     La Petite Academy, founded in 1968, is the second largest operator of for profit preschool educational facilities in the United States. The Company provides center-based educational and child care services five days a week throughout the year to children between the ages of six weeks and 12 years. Management believes the Company differentiates itself through its superior educational programs, which were developed and are regularly enhanced by its curriculum department. The Company's focus on quality educational services allows it to capitalize on the increased awareness of the benefits of premium educational instruction for preschool and elementary school age children. At its residential and employer-based Academies, the Company utilizes its proprietary Journey(Registered) curriculum with the intent of maximizing a child's cognitive and social development. The Company also operates Montessori schools which employ the Montessori method of learning, a classical approach that features the programming of tasks with materials presented in a sequence dictated by each individual child's capabilities.

     As of March 14, 1998, the Company operated 744 educational facilities, including 692 residential Academies, 32 employer-based Academies and 20 Montessori schools, located in 35 states and the District of Columbia, and had an enrollment of approximately 87,000 full and part-time children. The Company's Operating Capacity (as defined) as of March 14, 1998, was approximately 91,000 full-time children. For the 52 weeks ended March 14, 1998, estimated full-time equivalent student ('FTE') Utilization (as defined) was 65% and the estimated Average Weekly FTE Tuition (as defined) was $100.

THE CHILD CARE INDUSTRY

     Favorable Demographics and Social Trends. The U.S. child care industry (including home-based care, employer on-site care, and care delivered by private facilities, government-sponsored institutions, church-affiliated centers, colleges and universities, group child care center chains and civic groups such as the YMCA) has grown at a compound annual growth rate of 12.1% from $5.7 billion in revenues in 1982 to an estimated $31.6 billion in 1997, and is expected to grow at a 7.1% compound annual growth rate from 1998 until 2003, according to Marketdata Enterprises, Inc. This growth has been, and is expected to continue to be, driven by several demographic and social trends, including:
(i) an increase in the number of births in the 1990s as compared generally to the 1970s and 1980s, (ii) an increase in the percentage of mothers in the workforce and (iii) a significant increase in the appreciation by parents of the benefits of center-based preschool education and child care. According to the United States Bureau of the Census (the 'Census Bureau'), in 1989 and each year since, the annual number of births has approximated 4.0 million per year and is expected to remain at that level through 2010. Furthermore, the number of children under the age of five has grown from approximately 16.1 million in 1975 to an estimated 20.2 million in 1995, according to the Census Bureau. These trends are complemented by the continued increase in the number of mothers entering the work force. According to the U.S. Bureau of Labor Statistics, the labor force participation rate of mothers with children under the age of six relative to all mothers with children under the age of six, has increased from approximately 39% in 1975 to an estimated 62% in 1995. In addition, the percentage of mothers in the work force that have children between the ages of five and 12, relative to all mothers of children between the ages of five and 12, has risen from 53% in 1975 to 75% in 1995.

     There has been a significant increase in the use of center-based child care facilities by families with both working and non-working mothers. Center-based care typically offers a more structured curriculum, better educational materials, more experienced personnel and more children for social interaction than alternative forms of child care. In 1993, according to the most recent data from the Census Bureau, 30% of families with working mothers of preschool aged children used center-based care as their primary form of non-parental care, up from 6% in 1965. Furthermore, 22% of children under the age of six with mothers not in the labor force were enrolled in center-based child care programs in 1995, according to the U.S. Department of Education.

     Growing Awareness of the Importance of Early Childhood Development. The demand for quality child care is increasing as scientific research highlights the importance of education during a child's early developmental years. The Families and Work Institute, an organization devoted to the study of neurology, cognitive psychology and child development, has recently completed research the results of which management believes demonstrate the importance of early childhood experiences in a child's overall cognitive development. Recent essays and other scientific research into early childhood development have drawn widespread media and political attention, increasing parents' awareness and demand for quality educational facilities for their children.

     Fragmented Industry. The U.S. child care industry is highly fragmented, with the aggregate capacity of the top 50 for profit child care companies serving approximately 1% of the potential child care market, or approximately 500,000 children out of an estimated 50 million children under the age of 12 in the United States as of January 1, 1997, according to Child Care Information Exchange. Based on a study sponsored by the National Association for the Education of Young Children, management estimates that approximately 35% of all child care centers are operated for profit, as independent businesses or as part of a local or national chain. Non-profit centers, such as churches, employers, government agencies and YMCAs, account for the remaining 65%. Of the approximately 100,000 child care centers in the United States, only 4,400 are operated by the top 50 for profit child care companies. Furthermore, including La Petite, only ten companies have total capacity in excess of 10,000 children and only eight companies have more than 100 centers. Although other national child care chains operate in many of the Company's markets, in general, the Company primarily competes with local operators that typically do not have the substantial resources required to invest in the educational materials and curricula and staff training necessary for the educational development of children in their care.

COMPETITIVE STRENGTHS

     Strong Market Position and Brand Identities. Based on the number of centers operated, children served, operating revenue and operating income, La Petite Academy is the second largest provider of for profit preschool education and child care services in the United States, in an industry where the three largest center-based providers represent approximately 55% of the top 50 for profit center-based child care providers' total capacity. Operating since 1968, the Company has built brand equity in the markets it serves through the development of a network of Academies concentrated in clusters in demographically desirable Metropolitan Statistical Areas ('MSAs'). The Company's Academy clusters maintain close ties with local neighborhoods through public relations efforts, parent newsletters and brochures and support of community activities. The Company believes that it benefits significantly from word-of-mouth referrals from parents, educators and other school administrators. The Company's advertising reinforces its community-based reputation for quality service principally through targeted direct mailings and radio air time. In September 1995, the Company introduced the 'Parent's Partner(Registered) Plan,' a program that, among other things, provides parents with individualized feedback on their child's development on at least a weekly basis. Management believes this program has contributed to the increase in overall student retention and added new enrollments at the Academies. The Company's high, customer-driven standards and well-trained and caring staff strengthens its image as an innovative education provider.

     Focused Educational Curriculum. The Company's focus is on educating the child rather than simply providing traditional child care services. The Company's high quality proprietary Journey curriculum was originally developed in 1991 by La Petite educators with the assistance of experts in early childhood education with the intent of maximizing a child's cognitive development while ensuring a positive experience for the child. The curriculum emphasizes individuality and allows children to progress at their own pace, building skills in a logical pattern using a 'hands-on' approach. All programs and activities are developmentally appropriate, promote a child's intellectual, physical, emotional and social development and are enhanced by on-site efforts of the Company's educational staff. The Company also operates Montessori schools, which target education conscious parents, under the name Montessori Unlimited(Registered). The Montessori method is a classical approach that provides specific task-oriented educational materials or 'apparatus' presented in a sequence determined by each child's natural capabilities. Each activity in the prepared environment of the Montessori classroom has its roots in early development and serves as a foundation for future, more complex developments.

     Attractive Business Model. Improvements in profitability at the Academy level have been achieved through a combination of (i) revenue enhancement and cost management at the individual Academies and (ii) the economies of scale and synergies realized through the clustering of Academies in economically and demographically attractive areas. The Company has increased estimated FTE Utilization from 59% in fiscal 1994 to 66% in fiscal 1997. During the four fiscal years ended August 1994, the Company opened 100 residential Academies with an estimated Operating Capacity of 125 children and an average facility size of 6,200 square feet. The average EBITDA for such Academies in fiscal 1997 was approximately $54,700. In addition, the Company's Montessori schools have proved to be successful with higher student retention, tuition averaging approximately 20% more than at the Company's residential and employer-based Academies and more favorable teacher-student ratios, resulting in increased profitability. The Company has focused on providing its Academies with the systems to improve capacity utilization and operational efficiency. In March 1998, the Company completed the installation in all of its residential Academies of the first phase of a newly developed proprietary management information system, the Academy Document Management and Information Network ('ADMIN'). The first phase of ADMIN is a unique point of sale system which enables the Company to more effectively monitor attendance, increase revenues and gather information throughout all of its markets. By eliminating clerical errors and ensuring that all service delivery is accounted for, the implementation of the ADMIN point of sale system has increased operating revenue by more than 2% at the 246 Academies which have been operating on the system since January 1, 1998. ADMIN currently handles the tuition billing process, allowing Academy Directors to concentrate on communicating and interacting with parents, supervising staff and spending time with children. In subsequent phases, ADMIN will automate substantially all of the clerical functions at the Academies. The Company's size and scope also allows it to cost-effectively purchase supplies, conduct advertising and marketing outreach programs and train employees.

     Geographically Diversified Operations. The Company's operations are geographically diversified, with 744 Academies located throughout 35 states and the District of Columbia as of March 14, 1998. Although the highest number of the Company's Academies are located in Texas, Florida, California, Georgia and Virginia, these states account for less than half of the Company's Academies. The geographical diversity of the Company's operations and profitability mitigates the potential impact of regional economic downturns or adverse changes in local regulations.

     Experienced and Incentivized Management Team. The top four members of senior management of the Company average approximately ten years of experience with the Company. In addition, the Company's eight Area Vice Presidents and 77 Regional Directors average over 15 years and 11 years with La Petite, respectively. Management has successfully reduced employee turnover, closed or revitalized underperforming Academies, implemented operational data systems and improved operating margins. Management owns or has the right to acquire, subject to certain performance requirements, approximately 15.6% of the common stock of Parent on a fully diluted basis.

BUSINESS STRATEGY

     Management believes the Company is well positioned for future growth as one of the leading providers of quality educational care to preschool aged children. The Company's objective is to grow its higher margin businesses and continue to be a leader in the markets in which it operates.

     Emphasize Educational Curriculum. The Company's curriculum department continually evaluates and improves the quality of its educational materials and programs. The Company has invested significant resources in developing its proprietary Journey curriculum, utilized at both its residential and employer-based Academies, and intends to develop additional innovative curriculum both internally and with the assistance of educational consultants. The Company is investing in additional staff training, classroom facilities and educational materials to enhance the delivery of the Journey curriculum at approximately one-third of the Company's residential

Academies for the school year beginning in the fall of 1998. The Company's Montessori schools are staffed with certified Montessori lead teachers who follow traditional Montessori methods that appeal to education conscious parents.

     Capitalize on Reputation for Customer Driven Service. Management believes that the Company's knowledge of parents' objectives and desires for their children's education differentiates it from other child care providers. In order to better understand customer needs, the Company conducts (i) focus groups with parents, (ii) bi-annual and annual customer and employee satisfaction surveys (conducted by the Company and third parties) and (iii) interviews with parents. The Company's Parent's Partner Plan was designed in part to bridge the gap between what parents look for on a tour of the facility and expect on a day-to-day basis and the requirements of a professionally designed curriculum. The program includes a video and a monthly newsletter that explain the curriculum being provided to the children and guarantees the delivery of daily or weekly (depending on the age of the child) individual progress reports. The Company continually strives to improve its customer retention and increase loyalty by interacting with parents on a daily basis and focusing on meeting and, if possible, exceeding their expectations.

     Increase Academy Profitability. The Company plans to improve Academy profitability by increasing capacity utilization and tuition rates, managing costs and leveraging its existing and newly built Academies to achieve economies of scale and synergies. The Company intends to continue to increase capacity utilization by emphasizing local marketing programs and improving customer retention and loyalty. The Company believes it is an industry leader in its commitment to ongoing qualitative and quantitative research to determine customer needs and expectations. Academy Directors use their understanding of the markets in which they operate to cost effectively target parents through customer referrals, the support of community activities and print media and spot radio advertising. In addition, with the implementation of ADMIN, which provides the Company with the information necessary to implement targeted pricing, the Company has the ability to maximize revenue by charging its customers a premium for services in high demand. The ability to control revenue and increase operating efficiency at the point of sale through the implementation of ADMIN also presents an opportunity for the Company to better allocate an Academy Director's time. The Company achieves local economies of scale by employing a cluster strategy of either building in markets where it has existing Academies or entering new markets through the construction of a minimum number of Academies.

     Build Academies and Montessori Schools in Attractive Markets. The Company intends to expand within existing markets and enter new markets with Academies and Montessori schools concentrated in clusters. Over the last three years, the Company has made significant investments in personnel and infrastructure to facilitate the future growth of the Company. The Company currently expects to open approximately 25 and 35 Academies in fiscal 1999 and fiscal 2000, respectively. The Company has targeted 25 MSAs that it believes have favorable characteristics for development, as measured by household income and education levels, population growth, existing competition, labor supply, appropriate real estate, and marketing possibilities. The Company expects to build residential Academies and Montessori schools, primarily in higher-end neighborhoods, both of which are anticipated to generate higher operating margins than the average existing Academy. Because of the Montessori schools' success and popularity, management intends to build new Montessori schools and convert certain existing Academies to create new clusters of Montessori schools. Based upon significant input from the Company's field personnel, visits to competitors and focus groups with parents, the Company has recently designed a new prototype for its Academies. New Academies will be approximately 9,500 square feet, built on sites of approximately one acre, have an Operating Capacity of approximately 175 children for residential Academies and 150 children for Montessori schools and incorporate a closed classroom concept. The Company will continue to target profitable opportunities for employer-based Academies and seek to leverage its residential Academy network to meet the needs of its corporate customers.

     Pursue Strategic Opportunities. In addition to accelerating new Academy development, the Company may seek to acquire existing child care centers where demographics and facility conditions complement its business strategy. Management believes the Company's competitive position, economies of scale and financial strength will enable it to capitalize on selective acquisition opportunities in the fragmented child care industry. The Company may also engage in cross-marketing opportunities with manufacturers and marketers of educational products. These opportunities should enable La Petite to further its reputation as an educator and carry the residual benefit of an additional revenue stream.

                                THE TRANSACTIONS

     On March 17, 1998, LPA Investment LLC (the 'Investor'), a limited liability company owned by an affiliate of Chase Capital Partners ('CCP') and by an entity controlled by Robert E. King, a Director of the Company, and Vestar/LPA Investment Corp., the parent company of the Company, which was renamed LPA Holding Corp. ('Parent'), entered into a Merger Agreement pursuant to which a wholly owned subsidiary of the Investor was merged into Parent (the 'Recapitalization'). In the Recapitalization (i) all of the then outstanding shares of preferred stock and common stock of Parent (other than the shares of common stock retained by Vestar/LPT Limited Partnership ('Vestar') and management of the Company) owned by the existing stockholders of the Parent (the 'Existing Stockholders') were converted into the right to receive cash and (ii) the Existing Stockholders received the cash of the Company as of the date of the closing of the Transactions. As part of the Recapitalization, the Investor purchased $72.5 million (less the value of options retained by management) of common stock of the Parent (representing approximately 74.5% of the common stock of Parent on a fully diluted basis) and $30 million of redeemable preferred stock of Parent (collectively, the 'Equity Investment'). In addition, in connection with the purchase of preferred stock of Parent, the Investor received warrants to purchase up to 6.0% of Parent's common stock on a fully diluted basis (resulting in an aggregate fully diluted ownership of 80.5% of the common stock of Parent). Vestar retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $2.8 million (representing 3.0% of the outstanding common stock of Parent on a fully diluted basis). Management retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $4.7 million (representing 5.0% of the common stock of Parent on a fully diluted basis) and retained existing options to acquire 3.0% of Parent's fully diluted common stock. In addition, Parent adopted a new option plan (the 'New Option Plan') covering 8.5% of its fully diluted common stock. Accordingly, management owns or has the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis. The Equity Investment was used, together with the proceeds of the offering of the Old Notes (the 'Offering') and borrowings under the Credit Agreement, to finance the Recapitalization, to refinance substantially all of the Company's outstanding indebtedness and outstanding preferred stock (the 'Refinancing Transactions') and to pay the fees and expenses relating to the foregoing. See 'Ownership of Securities.'

     The Refinancing Transactions consisted of (i) the defeasance by the Company of all of its outstanding $85 million principal amount of 9 5/8% Senior Secured Notes due 2001 (the 'Senior Notes'), (ii) the exchange of all outstanding shares of the Company's Class A Preferred Stock (the 'Class A Preferred Stock') for $34.7 million in aggregate principal amount of the Company's 12 1/8% Subordinated Exchange Debentures due 2003 (the 'Exchange Debentures'), (iii) the defeasance of all of the then outstanding Exchange Debentures and (iv) the retirement of all the Company's outstanding 6 1/2% Convertible Subordinated Debentures due 2011 (the 'Convertible Debentures').

     In connection with the Recapitalization and the Refinancing Transactions, the Company entered into a new credit agreement (the 'Credit Agreement') providing for a $40 million term loan facility (the 'Term Loan Facility') and a $25 million revolving loan facility (the 'Revolving Credit Facility'), which is available for the Company's working capital requirements. See 'Description of the Credit Agreement.'

     The Offering, the Recapitalization, the Equity Investment, the borrowings under the Credit Agreement and the Refinancing Transactions are collectively referred to herein as the 'Transactions.' The Transactions closed on May 11, 1998.

                            OWNERSHIP AND MANAGEMENT

     As a result of the Recapitalization, the Investor beneficially owns 80.5% of the common stock of Parent on a fully diluted basis and $30 million of redeemable preferred stock of Parent. A majority of the economic interests of the Investor are owned by CCP and a majority of the voting interests of the Investor are owned by an entity controlled by Robert E. King, a Director of the Company. CCP is the private equity group of The Chase Manhattan Corporation, the largest bank holding company in the United States, and is one of the largest private equity organizations in the United States, with over $5.0 billion under management. Through its affiliates, CCP invests in leveraged buyouts, recapitalizations and venture capital opportunities by providing equity and mezzanine debt capital. Since its inception in 1984, CCP has made over 550 direct investments in a variety of industries.

     The top four members of senior management of the Company average approximately ten years of experience with the Company. In addition, the Company's eight Area Vice Presidents and 77 Regional Directors average over 15 years and 11 years with La Petite, respectively. Management owns or has the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis.
                            ------------------------

     The principal executive offices of the Company are located at 8717 West 110th Street, Suite 300, Overland Park, Kansas 66210 and its telephone number is
(913) 345-1250.


                               THE EXCHANGE OFFER
                                  THE OFFERING

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Registration Rights Agreement.............  The Old Notes were sold by the Issuers on May 11, 1998 to CSI and
                                            NationsBanc Montgomery Securities LLC (the 'Initial Purchasers'), who
                                            resold the Old Notes to qualified institutional investors in reliance on Rule 144A under the Securities Act or pursuant to offers and sales that occurred outside the United States within the meaning of
                                            Regulation S under the Securities Act. In connection therewith, the
                                            Issuers, the Guarantor and the Initial Purchasers executed and delivered for the benefit of the holders of the Old Notes an exchange and registration rights agreement (the 'Registration Rights
                                            Agreement') providing, among other things, for the Exchange Offer.

The Exchange Offer........................  New Notes are being offered in exchange for a like principal amount of Old Notes. As of the date hereof, $145,000,000 aggregate principal amount of Old Notes are outstanding. The Issuers will issue the New
                                            Notes to Holders promptly following the Expiration Date. See 'Risk
                                            Factors--Consequences of Failure to Exchange.'

Expiration Date...........................  5:00 p.m., New York City time, on                , 1998, unless the
                                            Exchange Offer is extended as provided herein, in which case the term
                                            'Expiration Date' means the latest date and time to which the
                                            Exchange Offer is extended.

Interest..................................  Each New Note will bear interest from May 11, 1998. No interest will be paid on the Old Notes accepted for exchange.

Conditions to the Exchange Offer..........  The Exchange Offer is subject to certain customary conditions, which may be waived by the Issuers. The Issuers reserve the right to amend, terminate or extend the Exchange Offer at any time prior to the
                                            Expiration Date upon the occurrence of any such condition. See 'The
                                            Exchange Offer--Conditions.'

Procedures for Tendering Old Notes........  Each Holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the exchange agent (the 'Exchange Agent') at the address set forth herein. By executing the Letter of Transmittal, each Holder will represent to the Issuers, among other things, that
                                            (i) the New Notes acquired pursuant to the Exchange Offer by the
                                            Holder and any beneficial owners of Old Notes are being obtained in the ordinary course of business of the person receiving such New
                                            Notes, (ii) neither the Holder nor such beneficial owner has an arrangement with any person to participate in the distribution of such New Notes, (iii) neither the Holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such New Notes and (iv) neither the Holder nor such beneficial owner is an 'affiliate,' as defined under Rule 405 promulgated under the Securities Act, of the Issuers. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such
                                            broker-dealer as a result of marketmaking activities or other trading activities (other than Old Notes acquired directly from the Issuers), may participate in the Exchange Offer but

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                                            may be deemed an 'underwriter' under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes.
                                            The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.
                                            See 'The Exchange Offer--Procedures for Tendering' and 'Plan of
                                            Distribution.'

Special Procedures for Beneficial
  Owners..................................  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering his
                                            Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time. See 'The Exchange
                                            Offer--Procedures for Tendering.'

Guaranteed Delivery Procedures............  Holders of Old Notes who wish to tender their Old Notes and whose Old
                                            Notes are not immediately available or who cannot deliver their Old
                                            Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the
                                            Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in 'The Exchange Offer--
                                            Guaranteed Delivery Procedures.'

Withdrawal Rights.........................  Tenders may be withdrawn as provided herein at any time prior to 5:00
                                            p.m., New York City time, on the Expiration Date. See 'The Exchange
                                            Offer--Withdrawal of Tenders.'

Acceptance of Old Notes and Delivery of
  New Notes...............................  The Issuers will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York
                                            City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the
                                            Expiration Date. See 'The Exchange Offer--Terms of the Exchange
                                            Offer.'

Exchange Agent............................  PNC Bank, National Association is serving as Exchange Agent in connection with the Exchange Offer. See 'The Exchange Offer--
                                            Exchange Agent.'

Use of Proceeds...........................  There will be no cash proceeds to the Issuers from the exchange pursuant to the Exchange Offer.

Consequences of Failure to Exchange.......  Holders of Old Notes who do not exchange their Old Notes for New
                                            Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities
                                            Act and applicable state securities laws.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

     The Exchange Offer applies to $145,000,000 aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will evidence the same debt as the Old Notes and, except as set forth in the immediately preceding sentence, will be entitled to the benefits of the Indenture, under which both the Old Notes were, and the New Notes will be, issued. See 'Description of Notes.'

Securities Offered........................  $145,000,000 aggregate principal amount of 10% Series B Senior Notes due 2008.

Maturity..................................  May 15, 2008.

Interest Payment Dates....................  May 15 and November 15 of each year commencing November 15, 1998.

Sinking Fund..............................  None.

Optional Redemption.......................  Except as described below, the Notes will not be redeemable at the option of the Issuers prior to May 15, 2003. Thereafter, the Notes will be redeemable at the option of the Issuers, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to May 15, 2001, the Issuers may, subject to certain requirements, redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes (as defined)) with the proceeds of one or more Public Equity Offerings following which there is a Public
                                            Market, at a redemption price equal to 110% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that, after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding. See 'Description of Notes--Optional Redemption.'

Change of Control.........................  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Issuers to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See 'Description of Notes--Change of
                                            Control.'

Guarantees................................  The New Notes will be fully and unconditionally guaranteed on an unsecured, senior basis by the Guarantors. Parent and the Company's existing subsidiary, as well as all of the Company's future domestic subsidiaries, guarantee the Credit Agreement and are jointly and severally liable on a senior basis with the Company for the obligations thereunder. The obligations under the Credit Agreement are secured by pledges of all the capital stock of the Company and the Company's existing subsidiary, as well as all of the Company's future domestic subsidiaries, and security interests in, or liens on, substantially all other tangible and intangible assets of Parent, the
                                            Company and the Company's existing subsidiary, as well as all of the
                                            Company's future domestic subsidiaries. See 'Description of the
                                            Credit Agreement,' 'Risk Factors--Unsecured

                                            Status of Notes and Guarantees,' 'Description of Notes--Guarantees,'
                                            and '--Certain Covenants--Future Guarantors.'

Ranking...................................  The New Notes will be unsecured Senior Indebtedness of the Issuers and will be effectively subordinated to all existing and future
                                            Secured Indebtedness of the Issuers and the Guarantor to the extent of the value of the assets securing such Indebtedness. The New Notes will rank pari passu in right of payment with all existing and future
                                            Senior Indebtedness of the Issuers and will rank senior in right of payment to all Subordinated Obligations of the Issuers. The
                                            Guarantees will be unsecured and will be pari passu in right of payment to all existing and future Senior Indebtedness of the
                                            Guarantors. As of March 14, 1998, after giving pro forma effect to the Transactions and the application of the net proceeds therefrom as described under 'Use of Proceeds,' (i) the outstanding Senior
                                            Indebtedness of the Issuers would have been $187.1 million, of which
                                            $42.1 million would have been Secured Indebtedness (exclusive of unused commitments under the Credit Agreement) and (ii) the Guarantor would have had no Senior Indebtedness outstanding (exclusive of guarantees of Indebtedness under the Credit Agreement (all of which would have been Secured Indebtedness) and the Guarantees).

Restrictive Covenants.....................  The Indenture contains certain covenants that, among other things, limit (i) the incurrence of additional indebtedness of Parent, the
                                            Company and its Restricted Subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of the Parent, Company and its Restricted Subsidiaries and the redemption of certain subordinated obligations of Parent, the Company and its Restricted
                                            Subsidiaries, (iii) investments, (iv) sales of assets and subsidiary stock, (v) the grants of liens on the assets of Parent, the Company and its Restricted Subsidiaries, (vi) certain transactions with affiliates, (vii) the sale or issuance of capital stock of the
                                            Restricted Subsidiaries of the Company and (viii) consolidations, mergers and transfers of all or substantially all the assets of
                                            Parent or the Company. The Indenture also prohibits any restriction on the ability of any Restricted Subsidiary of the Company to pay dividends or make certain other distributions. All of these limitations and prohibitions, however, are subject to a number of important qualifications and exceptions. See 'Description of
                                            Notes--Certain Covenants' and '--Merger and Consolidation.'

     SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth as of the dates and for the periods indicated summary historical financial and other data for Parent and the Company on a consolidated basis. The historical consolidated data for the fiscal years ended August 30, 1997 and August 26, 1995 have been derived from and should be read in conjunction with the audited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. Fiscal 1996 was a 53 week year ending on August 31, 1996. For comparison purposes, the following table presents the unaudited results of the first 52 weeks of fiscal 1996. The historical unaudited consolidated financial data for the 28 weeks ended March 14, 1998 and March 15, 1997 have been derived from and should be read in conjunction with the unaudited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements. The unaudited pro forma financial data are derived from the unaudited pro forma financial statements and the related notes included elsewhere herein that give pro forma effect to the Transactions. The pro forma financial data for the periods presented give effect to the Transactions as if they had been consummated on September 1, 1996 for the fiscal year ended August 30, 1997 and as of August 31, 1997 for the 28 weeks ended March 14, 1998. The unaudited pro forma balance sheet data gives effect to the Transactions as if they had occurred on March 14, 1998. The summary pro forma data do not purport to represent what the results of operations or financial position would have been if the Transactions had been completed as of the date or for the periods presented, nor do such data purport to represent the results of operations for any future period. See 'Unaudited Pro Forma Consolidated Financial Information,' 'Selected Historical Consolidated Financial and Other Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the historical consolidated financial statements and the notes thereto included elsewhere herein.

                                                          52 WEEKS ENDED                                28 WEEKS ENDED(B)
                                     --------------------------------------------------------    --------------------------------
                                     AUGUST 26, 1995    AUGUST 24, 1996(A)    AUGUST 30, 1997    MARCH 15, 1997    MARCH 14, 1998
                                     ---------------    ------------------    ---------------    --------------    --------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT ACADEMY DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenue.................      $ 279,806            $294,836            $ 302,766          $159,983          $166,701
Operating expenses................        287,552             284,684              288,740           154,167           159,310
Operating income..................         (7,746)             10,152               14,026             5,816             7,391
Interest expense(c)...............         11,110              10,126                9,245             4,994             4,917
Net loss..........................        (14,462)             (4,737)              (1,217)           (1,671)             (937)

OTHER FINANCIAL DATA:
EBITDA(d).........................      $  21,167            $ 26,605            $  30,087          $ 14,464          $ 15,668
Cash flows from operating
  activities .....................         17,140              15,208               14,886             2,739             6,321
Cash flows from investing
  activities .....................         (2,956)             (6,045)              (7,239)           (2,973)           (4,437)
Cash flows from financing
  activities .....................         (9,348)            (12,671)               3,533             3,862            (1,100)
Depreciation......................         13,501              13,680               13,825             7,444             7,073
Amortization of goodwill and other
  intangibles.....................          3,712               2,773                2,236             1,204             1,204
Capital expenditures..............          9,101               8,570                7,691             3,061             4,776
Ratio of earnings to fixed
  charges(e)......................         (e)                 (e)                1.1x                (e)             1.1x

ACADEMY DATA:
Number of Academies...............            786                 751                  745               751               744
Operating Capacity (at end of
  period)(f)......................         94,671              91,049               90,601            91,202            90,599
FTE Utilization(g)................             59%                 64%                  66%               65%               65%
Average Weekly FTE Tuition(h).....      $      96            $     97            $      98          $     97          $    101

PRO FORMA DATA:
Cash interest expense(i)..........                                                  18,178                               9,804
Ratio of earnings to fixed
  charges(e)......................                                                  (e)                                 (e)

                                                                                                AS OF MARCH 14, 1998
                                                                                               -----------------------
                                                                                               HISTORICAL    PRO FORMA
                                                                                               ----------    ---------
BALANCE SHEET DATA:
Cash, cash equivalents and restricted cash(j)...............................................    $  27,533    $  1,100
Working capital.............................................................................       10,901     (15,532)
Total assets................................................................................      170,347     150,441
Total long term debt........................................................................       87,345     187,112
Redeemable preferred stock..................................................................       34,698          --
Stockholders' equity (deficit)(k)...........................................................        2,396     (82,579)

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(a) Fiscal 1996 was a 53 week year ending on August 31, 1996. Capital expenditures are for the entire 53 week fiscal year.

(b) The Company's fiscal year ends on the last Saturday in August. The first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' for a discussion of seasonality.

(c) Interest expense includes $1.4 million, $1.3 million, $0.9 million, $0.5 million and $0.5 million of amortization of deferred financing expense and accretions of the discount on the Convertible Debentures for fiscal 1995, 1996 and 1997 and the 28 weeks ended March 15, 1997 and March 14, 1998.

(d) EBITDA is defined herein as net income before non-cash restructuring charges, extraordinary items, net interest expense, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA is presented because the Company believes that EBITDA represents a more consistent financial indicator of the Company's ability to service its debt.

(e) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and extraordinary items, plus fixed charges. Fixed charges consists of interest expense on all indebtedness, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. For the historical 52 weeks ended August 26, 1995 and August 24, 1996, and the 28 weeks ended March 15, 1997, the deficiency of earnings to fixed charges were $20.6 million, $2.7 million and $0.6 million, respectively. For the Pro Forma 52 weeks ended August 30, 1997 and the 28 weeks ended March 15, 1997, the deficiency of earnings to fixed charges are $8.1 million and $4.2 million, respectively.

(f) As a result of the Company's targeted teacher-student ratios, the physical layout of certain residential Academies and the typical layout of Montessori Schools, the Company's Academies have an operating capacity ('Operating Capacity') approximately 8% below Licensed Capacity. 'Licensed Capacity' measures the overall capacity of the Company's Academies based upon applicable state licensing regulations.

(g) 'FTE Utilization' is the ratio of 'full-time equivalent' ('FTE') students to the total Operating Capacity for all of the Company's Academies. FTE attendance is not a measure of the absolute number of students attending the Company's Academies. Rather, it is an approximation of the full-time equivalent number of students based on Company estimates and weighted averages. For example, a student attending full-time is equivalent to one FTE, while a student attending only one-half of each day is equivalent to
    0.5 FTE.

(h) The Company calculates the 'Average Weekly FTE Tuition' by dividing total operating revenue by the number of weeks in the applicable period and by the number of FTE students for the applicable period.

(i) Pro forma cash interest expense is defined as interest expense exclusive of bank agency fees and amortization of deferred financing costs.

(j) The pro forma amount consists entirely of the cash required to be deposited in the restricted cash investment accounts pursuant to the Company's self-insurance program.

(k) The pro forma amount represents the implied value of the stockholders' equity of Parent to be purchased and retained in the Transactions of approximately $110 million. See 'The Transactions.'

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered by this Prospectus.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     As a result of the Offering and the borrowings under the Credit Agreement, the Company has a highly leveraged capital structure and the Company's consolidated indebtedness is substantial in relation to its stockholders' equity. As of March 14, 1998, on a pro forma basis after giving effect to the Transactions, the Company would have had consolidated indebtedness of approximately $187.1 million (exclusive of unused commitments under the Credit Agreement) and the Company would have had a stockholders' deficit of $82.4 million.

     The degree to which the Company is leveraged could have important consequences to the holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to the payment of interest on, and principal of, its indebtedness, including the Notes, thereby reducing the funds available for other purposes; (ii) the Company's ability to obtain additional financing in the future, as needed, may be significantly impaired (including the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes and to obtain sale leaseback financing); (iii) certain of the Company's indebtedness is at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; (iv) all the indebtedness outstanding under the Credit Agreement is secured by pledges of all the capital stock of the Company and the Company's existing subsidiary, as well as the capital stock of all of the Company's future subsidiaries, and security interests in, or liens on, substantially all other tangible and intangible assets of Parent, the Company and the Company's existing subsidiary, as well as all of the Company's future subsidiaries, and such indebtedness will mature prior to the maturity of the Notes; (v) the Company's ability to compete through capital improvement and expansion may be limited and (vi) the Company's ability to adjust to changing market conditions and to withstand competitive pressures could be limited, and the Company may be vulnerable in the event of a downturn in general economic conditions or its business.

     The Company's ability to make scheduled payments (and to refinance its obligations) with respect to its indebtedness (including the Notes) will depend upon its future operating performance, which, in turn, will be affected by general economic and competitive conditions and by financial, business and other factors, many of which are beyond the control of the Company. For the 52 weeks ended March 14, 1998, on a pro forma basis after giving effect to the Transactions, the Company's consolidated cash interest expense would have been approximately $18.2 million. The Company anticipates that its cash flow, together with borrowings under the Credit Agreement, will be sufficient to meet its operating expenses and to service its debt requirements as they become due. If the Company is unable to generate sufficient cash flow from operations in the future or borrow under the Credit Agreement in an amount sufficient to meet its operating expenses and to service its debt requirements as they become due, it will be required to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness, changing its corporate structure or seeking additional equity capital. There can be no assurance that any of these actions could be effected in a timely manner on satisfactory terms, if at all, or that any of these actions would enable the Company to continue to meet its operating expenses and to service its debt requirements as they become due. In addition, the terms of the agreements governing the Company's existing and future indebtedness, including the terms of the Credit Agreement and the Indenture, may prohibit the Company from taking any of these actions. The failure to generate sufficient cash flow from operations, to borrow under the Credit Agreement or to adopt an alternative strategy could materially adversely affect, among other things, the Company's ability to pay interest on, and to repay the principal of, the Notes and the market value of the Notes. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

UNSECURED STATUS OF NOTES AND GUARANTEES

     The Indenture permits Parent, the Company and its Restricted Subsidiaries to incur Secured Indebtedness, including indebtedness under the Credit Agreement, which is secured by security interests in, or liens on, substantially all tangible and intangible assets of Parent, the Company and the Company's existing subsidiary, as well as all of the Company's future subsidiaries. The Notes and the Guarantees are unsecured and therefore will not have the benefit of any collateral. Accordingly, in the event of a bankruptcy, liquidation, reorganization or similar proceeding of either of the Issuers or a Guarantor, the lenders of such Secured Indebtedness would have the right to foreclose upon such collateral to the exclusion of the holders of the Notes, notwithstanding the existence of an event of default with respect to the Notes or the applicable Guarantee. In such event, the assets of either Issuer or the Guarantors, as the case may be, constituting such collateral would first be used to repay in full all amounts outstanding under such Secured Indebtedness, resulting in all or a portion of the assets of the Issuers or such Guarantors being unavailable to satisfy claims of holders of the Notes and other unsecured indebtedness.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The terms and conditions of the Credit Agreement impose restrictions on the ability of the Issuers to, among other things, incur indebtedness or issue certain equity securities, incur liens, undergo certain fundamental changes, make loans or advances, incur guarantees or make acquisitions, undertake asset sales, engage in sale and leaseback transactions, enter into hedging agreements, pay dividends in respect of, make distributions on or repurchase or redeem capital stock or certain indebtedness, enter into transactions with affiliates, enter into certain restrictive agreements, amend certain material documents, make capital expenditures and engage in mergers and consolidations. The Credit Agreement also requires the Issuers to maintain specified financial ratios and satisfy certain tests, including, without limitation a maximum leverage ratio, a fixed charge coverage ratio and a minimum EBITDA (as defined in the Credit Agreement) test. The terms and conditions of the Indenture impose restrictions on the ability of the Issuers and the Restricted Subsidiaries to, among other things, incur additional indebtedness, pay dividends on and redeem capital stock, redeem certain subordinated obligations, make investments, undertake sales of assets and subsidiary stock, grant liens on the assets of Parent, the Company and the Restricted Subsidiaries, engage in certain transactions with affiliates, sell or issue capital stock of the Restricted Subsidiaries and engage in consolidations, mergers and transfers of all or substantially all the assets of the Issuers. The ability of the Issuers to comply with these and other terms and conditions of the Credit Agreement and the Indenture may be affected by general economic and competitive conditions and by financial, business and other factors, many of which are beyond the control of the Issuers. A breach of any of these covenants could result in a default under the Credit Agreement or the Indenture. In addition, the lenders under the Credit Agreement could elect to declare all amounts outstanding under the Credit Agreement, together with accrued and unpaid interest, to be immediately due and payable. If the Company were unable to repay such amounts, such lenders would have the right to proceed against the collateral granted to them to secure such indebtedness and other amounts. See 'Description of the Credit Agreement' and 'Description of Notes.'

PURCHASE OF THE NOTES UPON CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Issuers to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The occurrence of certain events which would constitute a Change of Control would also constitute an event of default under the Credit Agreement. In addition, the Credit Agreement will effectively prohibit the repurchase of the Notes by the Company in the event of a Change of Control unless all amounts outstanding thereunder are repaid in full. The failure by the Issuers to repurchase any Notes upon the occurrence of a Change of Control would result in an event of default under the Indenture. The inability to repay all indebtedness outstanding under the Credit Agreement, if accelerated, would also constitute an event of default under the Indenture. In the event of a Change of Control, there can be no assurance that the Issuers will have sufficient assets to satisfy all obligations under the Credit Agreement and the Indenture. The agreements governing future indebtedness of the Issuers may also contain prohibitions of certain events and transactions which would constitute a Change of Control. See 'Description of Notes--Change of Control.'

LICENSING REQUIREMENTS AND GOVERNMENT REGULATIONS

     Each Academy must be licensed under applicable state and local licensing laws and is subject to a variety of state and local regulations. Although these state and local licensing requirements and regulations vary greatly from jurisdiction to jurisdiction, governmental agencies generally review the safety, fitness and adequacy of the buildings and equipment, the ratio of staff to children, the dietary program, the daily curriculum and compliance with health standards. In many jurisdictions, new legislation or regulations have been enacted or are being considered which establish requirements for employee background checks or other clearance procedures for new employees of child care centers. For example, many of the states in which the Company operates require criminal record checks for all child care staff as part of their licensing regulations, and some states in which the Company operates require fingerprint verification. Repeated failures by an Academy to comply with applicable regulations may subject the Academy to state sanctions, which might include fines, corrective orders, being placed on probation or, in more serious cases, suspension or revocation of the Academy's license to operate. Management believes the Company is in substantial compliance with all material licensing requirements and regulations applicable to its businesses.

     State and local licensing requirements often provide that licenses may not be transferred. As a result, any transferee of a child care business must apply to the appropriate administrative body for a new license. The Company believes that the change in the ownership of the equity capital of Parent to be effected pursuant to the Recapitalization will not constitute a transfer of the Company's businesses under applicable state and local licensing regulations. If an administrative body were to take a contrary position, the Company may, in certain circumstances, be required to apply for relicensing in the applicable jurisdiction. If such relicensing were required, there can be no assurance that the Company would not incur material expenses.

     Although there are presently no federal licensing requirements, certain minimum standards must be satisfied in order for a child care center to qualify for participation in certain federal subsidy programs. Management believes the Company has substantially satisfied all material standards necessary to qualify for participation in the federal subsidy programs relevant to its business.

IMPACT OF POSSIBLE LOSS OF GOVERNMENT FUNDING

     During fiscal 1997, management estimates approximately 5% to 10% of the Company's operating revenues were generated from federal and state child care assistance programs. Funding for such programs is subject to changes in federal and state environments and governmental appropriations processes, which are unpredictable and outside the Company's control. Accordingly, there is no assurance that funding for such federal and state programs will continue at current levels and a significant reduction in such funding may have an adverse impact on the Company. Although additional funding for child care will be available for low income families as part of the welfare reform included in legislation signed by President Clinton in August 1996, no assurance can be given that the Company will benefit from any such additional funding. In addition, although the Internal Revenue Code of 1986, as amended (the 'Code'), makes certain tax incentives available to parents utilizing child care programs, such provisions of the Code are subject to change. See 'Business--Government Regulation.'

ADVERSE PUBLICITY; ABILITY TO OBTAIN INSURANCE

     As a result of adverse publicity concerning reported incidents of alleged child physical and sexual abuse at child care centers and the length of time before the expiration of applicable statutes of limitations for the filing of child abuse and personal injury claims (typically a number of years after the child reaches the age of majority), many operators of child care centers have had difficulty obtaining general liability insurance, child abuse liability insurance or similar liability insurance or have been able to obtain such insurance only at high rates. To date, the Company has been able to obtain insurance in amounts it believes to be appropriate. There can be no assurance, however, that the Company's insurance premiums will not increase in the future as a consequence of conditions in the insurance business generally or the Company's experience in particular or that continuing publicity with respect to alleged instances of child abuse will not result in the Company's being unable to obtain insurance. Like its competitors, the Company is periodically subject to claims of child abuse arising out of alleged incidents at its Academies. In addition, any adverse publicity concerning reported incidents of alleged physical or sexual abuse of children at the Company's Academies or at other child care centers could affect occupancy levels at the Company's Academies.

SEASONALITY

     The Company's revenues and the initial success of new Academies are subject to seasonal variation. New enrollments are generally highest in September and January because children return to child care and/or school after summer and holiday vacation. Academies which open at other times usually experience a lower rate of enrollment during early months of operation. Enrollment generally decreases 5% to 10% during holiday periods and summer months.

CONTROL BY KING AND CCP

     All of the outstanding common stock of the Company is held by Parent. All of the outstanding shares of preferred stock of Parent are owned by the Investor, and approximately 80.5% of the fully diluted common stock of Parent is owned by the Investor. A majority of the economic interests of the Investor is owned by CCP, and a majority of the voting interests of the Investor is owned by an entity controlled by Robert E. King, a Director of the Parent and the Company. Mr. King is entitled to three votes as a director of Parent and the Company. However, pursuant to an operating agreement between CCP and the Investor (the 'Operating Agreement'), CCP has the right to elect a majority of the directors of the Investor if certain triggering events occur, and the Investor is prohibited from taking certain actions in respect of the common stock of Parent held by the Investor without the consent of CCP. See 'Ownership of Securities.'

     Accordingly, the Investor controls the affairs of the Company and has the power to elect all of its directors (other than James R. Kahl, the Chairman of the Board, President and Chief Executive Officer of the Company), appoint new management and approve any action requiring the approval of the Company's stockholders, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of all or substantially all of the Company's assets. Circumstances may occur in which the interests of the Investor, as the majority stockholder of Parent, may conflict with the interests of the holders of Notes. See 'Management,' 'Ownership of Securities' and 'Certain Relationships and Related Transactions.'

COMPETITION

     The United States preschool education and child care industry is highly fragmented and competitive. The Company's competition consists principally of local nursery schools and child care centers, some of which are non-profit (including church-affiliated centers), providers of services that operate out of their homes and other for profit companies which may operate a number of centers. Local nursery schools and child care centers generally charge less for their services than the Company charges. Many church-affiliated and other non-profit child care centers have no or lower rental costs than the Company and may receive donations or other funding to cover operating expenses and may utilize volunteers for staffing. Consequently, tuition rates at these facilities are commonly less than the Company's rates. Additionally, fees for home-based care are normally lower than fees for center-based care because providers of home care are not always required to satisfy the same health, safety or operational regulations as the Company's centers. The Company's competition also consists of other large, national, for profit child care companies that may have more aggressive tuition discounting and other pricing policies than the Company.

IMPACT OF RECESSION

     Demand for the Company's services may be subject to general economic conditions, and the Company's revenues depend, in part, on the number of working mothers and working single parents who require child care services. Recessionary pressure on the economy, and a consequent reduction in the size of the labor force, may adversely impact the Company's business, financial condition and results of operations as a result of the general tendency of parents who are not employed to cease using child care services.

FRAUDULENT CONVEYANCE STATUTES

     The incurrence by the Issuers and the Guarantors of indebtedness (such as the Notes and the Guarantees) in connection with the Transactions may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or lawsuit commenced by or on behalf of creditors of either of the Issuers or any of the Guarantors. Under these statutes, if a court were to find that, after giving effect to the issuance of the Notes and the incurrence of the Guarantees, (i) either of the Issuers, or the relevant Guarantor incurred such indebtedness with the intent of hindering, delaying or defrauding present or future creditors, (ii) either of the Issuers or the relevant Guarantor received less than the reasonably equivalent value in consideration for incurring such indebtedness, and, at the time of the incurrence of such indebtedness such Issuer or such Guarantor (a) was insolvent or was rendered insolvent by reason of such incurrence, (b) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (c) intended to incur, or did incur, or believed that it would incur, debts beyond its ability to pay as they matured or became due, such court might subordinate the Notes or the applicable Guarantee to presently existing or future indebtedness of such Issuer or Guarantor, void the issuance of the Notes or the incurrence of such Guarantee and direct the repayment of any amounts paid thereunder to the creditors of such Issuer or Guarantor or take other actions detrimental to holders of the Notes.

     The measure of insolvency under fraudulent conveyance statutes will vary depending upon the law of the jurisdiction being applied. Generally, however, a debtor will be considered insolvent with respect to a particular date if on such date the sum of all its liabilities, including contingent liabilities, was greater than the value of all its assets at fair valuation or if the present fair saleable value of its assets was less than the amount required to repay its probable liabilities, including contingent liabilities, as they become absolute and matured.

     If a court were to find that any component of the Transactions constituted a fraudulent transfer, to the extent proceeds from the Offering were used to finance such component, the court might find that the Issuers or the Guarantor did not receive reasonably equivalent value in consideration for incurring the indebtedness represented by the Notes and the Guarantee. The Guarantee may be subject to the additional claim that, because the Guarantee was incurred for the benefit of the Issuers (and only indirectly for the benefit of the Guarantor), the obligations of the Guarantor thereunder were incurred for less than reasonably equivalent value.

     Each of the Issuers and the Guarantor believes that it will receive equivalent value at the time the indebtedness under the Notes or the Guarantee is incurred. In addition, after giving effect to the Transactions, each of the Issuers and the Guarantor (a) believes that it will not be insolvent or rendered insolvent, (b) believes that it will not be engaged or be about to engage in a business or transaction for which its remaining unencumbered assets constitute unreasonably small capital or (c) does not intend to incur, will not incur, and does not believe that it will incur, debts beyond its ability to pay as they mature or become due. These beliefs and intentions are based upon analyses of internal cash flow projections and estimated values of assets and liabilities at the time of the Offering. There can be no assurance, however, that a court passing on these issues would make the same determination.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Old Notes who do not exchange the Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is an 'affiliate' of the Issuers within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuers). The Issuers have agreed that, for a period of 180 days after the date of this Prospectus, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.' However, the ability of any Holder to resell the New Notes is subject to applicable state securities laws as described in '--Blue Sky Restrictions on Resale of New Notes' below.

NECESSITY TO COMPLY WITH EXCHANGE OFFER PROCEDURES

     To participate in the Exchange Offer, and to avoid the restrictions on transfer of the Old Notes, Holders of Old Notes must transmit a properly completed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth below under 'The Exchange Offer--Exchange Agent' on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer for such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company pursuant to the procedure for book-entry transfer described herein, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described herein. See 'The Exchange Offer.'

BLUE SKY RESTRICTIONS ON RESALE OF NEW NOTES

     In order to comply with the securities laws of certain jurisdictions, the New Notes may not be offered or resold by any Holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. The Issuers do not currently intend to register or qualify the resale of the New Notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

LACK OF A PUBLIC MARKET FOR THE NEW NOTES

     The New Notes will constitute a new class of securities with no established trading market. The Issuers do not intend to list the New Notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. The Old Notes are designated for trading in the Private Offerings, Resale and Trading through Automatic Linkages ('PORTAL') market. The Issuers have been advised by CSI that CSI currently intends to make a market in the New Notes. CSI is not obligated to do so, however, and any market-making activities with respect to the New Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the Exchange Offer and the pendency of any Shelf Registration Statement (as defined). Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Issuers' financial condition and results of operations, and the market for similar notes. Depending on those and other factors, the New Notes may trade at a discount from their principal amount.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by the Issuers on May 11, 1998 to the Initial Purchasers, who resold the Old Notes to qualified institutional investors in reliance on Rule 144A under the Securities Act or pursuant to offers and sales that occurred outside the United States within the meaning of Regulation S under the Securities Act. In connection therewith, the Issuers, the Guarantor and the Initial Purchasers entered into the Registration Rights Agreement, which provides that (i) the Issuers will file an Exchange Offer Registration Statement with the Commission within 60 days after the date of the original issuance of the Old Notes (the 'Issue Date'), (ii) the Issuers will use their best efforts to have the Exchange Offer Registration Statement declared effective by the Commission within 120 days after the Issue Date (the 'Target Effectiveness Date'), (iii) the Issuers will consummate the Exchange Offer within 180 days after the Issue Date (the 'Target Consummation Date') and (iv) if obligated to file the Shelf Registration Statement (as described below), the Issuers will use their best efforts to file the Shelf Registration Statement with the Commission promptly after such filing obligation arises and to cause the Shelf Registration Statement to become effective by the Commission as promptly as possible after such obligation arises. Promptly after the effectiveness of the Registration Statement, the Issuers will offer, pursuant to this Prospectus, to the Holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, to be issued without a restrictive legend and which may, generally, be reoffered and resold by the holder without restrictions or limitations under the Securities Act. The term 'Holder' with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Issuers or any other person who has obtained a properly completed bond power from the registered holder.

     The Issuers have not requested, and do not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations by the staff of the Commission set forth in no-action letters issued to Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5,
1991) and Shearman & Sterling (available July 2, 1993), the Issuers believe that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder that is an 'affiliate' of the Issuers within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business, such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither such Holder nor any other such person is engaging in or intends to engage in a distribution of such New Notes. Because the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Any Holder who is an affiliate of the Issuers or who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction.

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuers). The Issuers have agreed that, for a period of 180 days after the date of this Prospectus, they will make this Prospectus available to any broker-dealer for use in connection with any such resale. See 'Plan of Distribution.'

SHELF REGISTRATION

     Pursuant to the Registration Rights Agreement, if (i) because of any change in law or applicable interpretations thereof by the staff of the Commission, the Issuers not permitted to effect the Exchange Offer as contemplated hereby, (ii) any Old Notes validly tendered pursuant to the Exchange Offer are not exchanged for New Notes within 180 days after the Issue Date, (iii) the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the Exchange Offer, (iv) any applicable law or interpretations do not permit any holder of Old Notes to participate in the Exchange Offer, (v) any holder of Old Notes that participates in the Exchange Offer does not receive freely transferable New Notes in exchange for tendered Old Notes, or (vi) the Company so elects, then the Issuers will file with the Commission a shelf registration statement (the 'Shelf Registration Statement') to cover resales of Transfer Restricted Securities by such holders who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, 'Transfer Restricted Securities' means each Old Note until (i) the date on which such Old Note has been exchanged for a freely transferable New Note in the Exchange Offer; (ii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act. The Issuers will use their reasonable best efforts to have the Shelf Registration Statement declared effective by the Commission as promptly as practicable after the filing thereof and to keep the Shelf Registration Statement continuously effective until May 11, 2000 or such shorter period that will terminate when all the Transfer Restricted Securities covered by the Shelf Registration Statement have been sold pursuant thereto. The Issuers, at their expense, will provide to each holder of the Old Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes from time to time. A holder of Old Notes who sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

ADDITIONAL INTEREST

     If (i) the applicable Registration Statement is not filed with the Commission on or prior to 60 days after the Issue Date, (ii) the Exchange Offer Registration Statement or the Shelf Registration Statement as the case may be, is not declared effective within 120 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 45 days after publication of the change in law or interpretation), (iii) the Registered Exchange Offer is not consummated on or prior to 180 days after the Issue Date, or (iv) the Shelf Registration Statement is filed and declared effective within 120 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 45 days after publication of the change in law or interpretation) but shall thereafter cease to be effective (at any time that the Issuers are obligated to maintain the effectiveness thereof) without being succeeded within 30 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a 'Registration Default'), the Issuers and the Guarantor will be jointly and severally obligated to pay liquidated damages to each Holder of Transfer Restricted Securities, during the period of one or more such Registration Defaults, in an amount equal to $0.192 per week per $1,000 principal amount of Transfer Restricted Securities held by such Holder until (i) the applicable Registration Statement is filed, (ii) the Exchange Offer Registration Statement is declared effective and the Registered Exchange Offer is consummated, (iii) the Shelf Registration Statement is declared effective or (iv) the Shelf Registration Statement again becomes effective, as the case may be.

     Holders of Old Notes will be required to make certain representations to the Issuers (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf

Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions set forth above.

     The summary herein of the material provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of the Registration Rights Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     The Old Notes are designated for trading in the PORTAL market. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, Holders of Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not be entitled to certain rights under the Registration Rights Agreement and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Issuers will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time on the Expiration Date. The Issuers will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes (i) have been registered under the Securities Act and therefore will not bear legends restricting their transfer, (ii) will not contain certain provisions providing for the payment of additional interest on the Old Notes under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer and (iii) have been given a series designation to distinguish the New Notes from the Old Notes. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which the Old Notes were, and the new Notes will be, issued.

     As of the date of this Prospectus, $145,000,000 aggregate principal amount of the Old Notes are outstanding. The Issuers have fixed the close of business
on               , 1998 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus, together with the Letter of Transmittal, will initially be sent. As of such date, there were registered Holders of the Old Notes.

     Holders of the Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law (the 'DGCL') or the Indenture in connection with the Exchange Offer. The Issuers intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

     The Issuers shall be deemed to have accepted validly tendered Old Notes when, as and if the Issuers have given oral notice (confirmed in writing) or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of the exchange of Old Notes.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Issuers will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See '--Fees and Expenses.'

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term 'Expiration Date' shall mean 5:00 p.m., New York City time, on
              , 1998 unless the Issuers, in their sole discretion, extends the Exchange Offer, in which case the term 'Expiration Date' shall mean the latest date and time to which the Exchange Offer is extended, which shall in no event
be later than               , 1998.

     In order to extend the Exchange Offer, the Issuers will notify the Exchange Agent of any extension by oral notice (confirmed in writing) or written notice and will make a public announcement thereof prior to 9:00 a.m., New York City time, on the next business day after each previously scheduled expiration date.

     The Issuers reserve the right, in their sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under 'The Exchange Offer--Conditions' shall not have been satisfied, to terminate the Exchange Offer, by giving oral notice (confirmed in writing) or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the Exchange Offer is amended in a manner determined by the Issuers to constitute a material change, the Issuers will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Issuers will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

     Without limiting the manner in which the Issuers may choose to make public announcement of any delay, extension, termination or amendment of the Exchange Offer, the Issuers shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

     Each New Note will bear interest from May 11, 1998, its date of original issuance. Holders of Old Notes that are accepted for exchange and exchanged for New Notes will receive, in cash, accrued interest thereon to, but not including, the original issuance date of the New Notes. The Old Notes will bear interest at a rate per annum of 10% through the date next preceding the date of the original issuance of the New Notes. Such interest will be paid on the first interest payment date for the New Notes. Interest on the Old Notes accepted for exchange and exchanged in the Exchange Offer will cease to accrue on the date next preceding the date of original issuance of the New Notes. The New Notes will bear interest (as do the Old Notes) at a rate per annum of 10%, which interest will be payable semi-annually on each May 15 and November 15, commencing on November 15, 1998.

PROCEDURES FOR TENDERING

     The tender of Old Notes by a holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Issuers will constitute a binding agreement between such Holder and the Issuers in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. This Prospectus, together with the Letter of Transmittal, will
first be sent on or about               , 1998, to all Holders of Old Notes
known to the Issuers and the Exchange Agent.

     Only a Holder of the Old Notes may tender such Old Notes in the Exchange Offer. A Holder who wishes to tender any Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, or a facsimile thereof, including any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a 'Book-Entry Confirmation') of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the 'Book-Entry Transfer Facility') pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Old Notes, Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under 'Exchange Agent' prior to 5:00 p.m., New York City time, on the Expiration Date.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED AND PROPER INSURANCE BE OBTAINED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE ISSUERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering such beneficial owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined herein) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled 'Special Registration Instructions' or 'Special Delivery Instructions' on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an 'eligible guarantor institution' within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (an 'Eligible Institution').

     If the Letter of Transmittal is signed by a person other than the registered Holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Old Notes.

     If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Issuers, evidence satisfactory to the Issuers of their authority to so act must be submitted with the Letter of Transmittal.

     The Exchange Agent and DTC have confirmed to the Issuers that any financial institution that maintains a direct account with DTC (a 'Participant') may utilize DTC's Automated Tender Offer Program ('ATOP') to tender Old Notes for exchange in the Exchange Offer. The Exchange Agent will request that DTC establish an account with respect to the Old Notes for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any Participant may effect book-entry delivery of Old Notes by causing DTC to record the transfer of the tendering Participant's beneficial interests in the global Old Notes into the Exchange Agent's account in accordance with DTC's ATOP procedures for such transfer. However, the exchange of New Notes for Old Notes so tendered only will be made after a Book-Entry Confirmation of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as defined below) and any other documents required by the Letter of Transmittal. The term 'Agent's Message' as used herein means a message, transmitted by DTC and received by the Exchange Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from a Participant tendering Old Notes for exchange which are the subject of such Book-Entry Confirmation that such Participant has received and agrees to be bound by the terms and conditions of the Letter of Transmittal, and that the Company may enforce such agreement against such Participant.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by the Issuers in their sole discretion, which determination will be final and binding. The Issuers reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Issuers' acceptance of which would, in the opinion of counsel for the Issuers, be unlawful. The

Issuers also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The interpretation by the Issuers of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Issuers shall determine. Although the Issuers intend to notify Holders of defects or irregularities with respect to tenders of Old Notes, neither the Issuers, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that the Issuers determine are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     By tendering, each Holder will represent to the Issuers, among other things, that (i) the New Notes acquired by the Holder and any beneficial owners of Old Notes pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, (ii) neither the Holder nor such beneficial owner has an arrangement with any person to participate in the distribution of such New Notes, (iii) neither the Holder nor such beneficial owner nor any such other person is engaging in or intends to engage in a distribution of such New Notes and (iv) neither the Holder nor any such other person is an 'affiliate,' as defined under Rule 405 promulgated under the Securities Act, of the Issuers. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuers), may participate in the Exchange Offer but may be deemed an 'underwriter' under the Securities Act and, therefore, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. See 'Plan of Distribution.'

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under '--Exchange Agent' on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes, or a Book-Entry Confirmation, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

     Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the 'Depositor'),
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the persons withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Issuers in their sole discretion, which determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under '--Procedures for Tendering' at any time prior to the Expiration Date.

     Any Old Notes which have been tendered but which are not accepted for payment due to withdrawal, rejection of tender or termination of the Exchange Offer will be returned as soon as practicable to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes).

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Issuers shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) the Exchange Offer shall violate applicable law or any applicable interpretation of the staff of the Commission; or

          (b) any action or proceeding is instituted or threatened in any court or by any governmental agency that might materially impair the ability of the Issuers to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Issuers; or

          (c) any governmental approval has not been obtained, which approval the Issuers shall deem necessary for the consummation of the Exchange Offer.

     If the Issuers determine in their sole discretion that any of the conditions are not satisfied, the Issuers may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering Holders (or, in the case of

Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility), (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of Holders to withdraw such Old Notes (see '--Withdrawal of Tenders') or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Issuers will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders, and the Issuers will extend the Exchange Offer for a period of five to 10 business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five- to 10-business-day period.

EXCHANGE AGENT

     PNC Bank, National Association has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                               PNC Bank, National Association
                               Two Tower Center Boulevard
                               20th Floor
                               East Brunswick, New Jersey 08816
                               Attention: Robert Frier
                               Telecopier: (732) 220-3745

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Issuers. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Issuers and their affiliates.

     The Issuers have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Issuers, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Issuers. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

     The Issuers will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is face value less unamortized discount, as reflected in the Issuers' accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

                                USE OF PROCEEDS

     The Issuers will not receive any proceeds from the Exchange Offer, because it will be an even exchange of the Old Notes. The net proceeds to the Issuers from the Old Notes were approximately $140 million, after deducting the Initial Purchasers' discounts and fees and expenses of the Offering. The Issuers used such net proceeds, together with the proceeds from the Equity Investment and borrowings under the Credit Agreement, to consummate the Recapitalization and the Refinancing Transactions and to pay fees and expenses related to the foregoing.

                                THE TRANSACTIONS

     On March 17, 1998, the Investor and Parent entered into a Merger Agreement pursuant to which a wholly owned subsidiary of the Investor was merged into Parent to effect the Recapitalization. In the Recapitalization (i) all of the then outstanding shares of preferred stock and common stock of Parent (other than the shares of common stock retained by Vestar and management of the Company) owned by the Existing Stockholders was converted into the right to receive cash and (ii) the Existing Stockholders received the cash of the Company as of the date of the closing of the Transactions. As part of the Recapitalization, the Investor purchased $72.5 million (less the value of options retained by management) of common stock of Parent (representing approximately 74.5% of the common stock of Parent on a fully diluted basis) and $30 million of redeemable preferred stock of Parent. In addition, in connection with the purchase of preferred stock of Parent, the Investor received warrants to purchase up to 6.0% of Parent's common stock on a fully diluted basis (resulting in an aggregate fully diluted interest of 80.5%). Vestar retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $2.8 million (representing approximately 3.0% of the outstanding common stock of Parent on a fully diluted basis). Management retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $4.7 million (representing 5.0% of the outstanding common stock of Parent on a fully diluted basis) and retained existing options to acquire 3.0% of Parent's fully diluted common stock. In addition, Parent adopted the New Option Plan covering 8.5% of its fully diluted common stock. Accordingly, management owns or has the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis. The Equity Investment was used, together with the proceeds of the offering and borrowings under the Credit Agreement, to finance the Recapitalization, to consummate the Refinancing Transactions and to pay the fees and expenses relating to the foregoing. See 'Ownership of Securities.'

     The Refinancing Transactions consisted of (i) the defeasance by the Company of all of its outstanding Senior Notes, (ii) the exchange of all outstanding shares of the Class A Preferred Stock for $34.7 million aggregate principal amount of the Exchange Debentures, (iii) the defeasance by the Company of all of the then outstanding Exchange Debentures and (iv) the retirement of the Convertible Debentures.

     As a result of the Recapitalization, the Investor owns 90.3% of the common stock of Parent (80.5% on a fully diluted basis). A majority of the economic interests of the Investor is owned by CCP, and a majority of the voting interests of the Investor is owned by an entity controlled by Robert E. King, a Director of the Company. However, pursuant to the Operating Agreement, the Investor granted to CCP the right to elect a majority of the directors of the Investor if certain triggering events occur and the Investor agreed not to take certain actions in respect of the common stock of Parent held by the Investor without the consent of CCP. See 'Ownership of Securities.'

     In connection with the Recapitalization and the related refinancing transactions, the Company entered into the Credit Agreement providing for the $40 million Term Loan Facility and the $25 million Revolving Credit Facility, which is available for the Company's working capital requirements. See 'Description of the Credit Agreement.'

                                 CAPITALIZATION

     The following table sets forth as of March 14, 1998 the (i) actual capitalization of the Company and (ii) pro forma capitalization of the Company, assuming the Transactions had occurred on March 14, 1998. This table should be read in conjunction with the information contained in 'Use of Proceeds,' 'Unaudited Pro Forma Consolidated Financial Information' and the notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' as well as the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                MARCH 14, 1998
                                                                                           ------------------------
                                                                                                        PRO FORMA
                                                                                                         FOR THE
                                                                                            ACTUAL     TRANSACTIONS
                                                                                           --------    ------------
                                                                                            (DOLLARS IN THOUSANDS)
Cash, cash equivalents and restricted cash(a)...........................................   $ 27,533      $  1,100
                                                                                           --------    ------------
                                                                                           --------    ------------
Long-term debt and capital lease obligations:...........................................
Revolving Credit Facility(b)............................................................   $     --      $    433
Capital lease obligations (excluding current portion)(c)................................      1,679         1,679
Term Loan Facility......................................................................         --        40,000
Existing Senior Notes...................................................................     85,000            --
Senior Notes offered hereby.............................................................         --       145,000
Convertible Debentures(d)...............................................................        666            --
                                                                                           --------    ------------
  Total debt............................................................................     87,345       187,112
Class A Preferred Stock(e)..............................................................     34,698            --
Stockholders' equity (deficit)(f).......................................................      2,396       (82,579)
                                                                                           --------    ------------
  Total capitalization..................................................................   $124,439      $104,533
                                                                                           --------    ------------
                                                                                           --------    ------------

------------------
(a) The pro forma amount consists entirely of the cash required to be deposited in the restricted cash investment accounts pursuant to the Company's self-insurance program.

(b) The Revolving Credit Facility provides for borrowings of up to $25.0 million. See 'Description of the Credit Agreement.'

(c) Consists of capital lease obligations arising from computer hardware acquired in connection with the implementation of ADMIN, excluding the current portion of $857,000.

(d) Presented net of unamortized debt discount of $184,000.

(e) This preferred stock is held by unrelated third parties.

(f) The pro forma amount represents the implied value of the stockholders' equity of Parent to be purchased and retained in the Transactions of approximately $110 million. See 'The Transactions.'

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth selected historical financial and other data for Parent and the Company on a consolidated basis. The historical consolidated financial statements of the Company and its predecessor (the 'Predecessor') presented in the following table for the periods from January 1 to July 23, 1993 and July 24 to August 28, 1993 and the fiscal years ended August 27, 1994, August 26, 1995 and August 30, 1997 have been audited. The historical consolidated data for the 52 weeks ended August 26, 1995 and August 30, 1997 have been derived from and should be read in conjunction with the audited consolidated financial statements and the related notes thereto. The consolidated financial statements for each of the fiscal years in the three-year period ended August 30, 1997 are included elsewhere in this Prospectus. Such consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. Fiscal 1996 was a 53 week year ending on August 31, 1996. For comparative purposes, the following table presents the unaudited results of the first 52 weeks of fiscal 1996, except with respect to balance sheet data, which is as of August 31, 1996 and has been audited. The historical unaudited consolidated financial data for the 28 weeks ended March 14, 1998 and March 15, 1997 have been derived from and should be read in conjunction with the unaudited consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements. The historical statement of operations and other data with respect to the fiscal 1994 and Predecessor and Company periods in 1993 and the balance sheet data for fiscal 1995, 1994 and 1993 are derived from audited financial statements not included in this Prospectus. Results for the fiscal year ended August 28, 1993 reflect a change in the Company's fiscal year. The following information should be read in conjunction with 'Unaudited Pro Forma Consolidated Financial Information,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

                                                                (THE COMPANY)                  52 WEEKS ENDED
                                                 (PREDECESSOR)   JULY 24, TO   ----------------------------------------------
                                                 JANUARY 1, TO   AUGUST 28,    AUGUST 27,  AUGUST 26,  AUGUST 24,  AUGUST 30,
                                                 JULY 23, 1993      1993          1994        1995      1996(A)     1997(A)
                                                 -------------  -------------  ----------  ----------  ----------  ----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT ACADEMY DATA)
STATEMENT OF OPERATIONS DATA:
Operating revenue...............................   $ 150,254      $  24,763     $274,195    $279,806    $294,836    $302,766
Operating expenses:
 Salaries, wages and benefits...................      74,173         12,350      135,765     142,757     152,234     159,236
 Facility lease expense.........................      21,573          3,739       38,906      39,901      38,858      39,332
 Depreciation...................................       5,484          1,099       12,535      13,501      13,680      13,825
 Amortization of goodwill and other
   intangibles..................................          81            431        3,492       3,712       2,773       2,236
 Restructuring charge(c)........................          --             --           --      11,700          --          --
 Other expenses(d)..............................      40,219          6,995       72,190      75,981      77,139      74,111
                                                 -------------  -------------  ----------  ----------  ----------  ----------
   Total operating expenses.....................     141,530         24,614      262,888     287,552     284,684     288,740
                                                 -------------  -------------  ----------  ----------  ----------  ----------
Operating income (loss).........................       8,724            149       11,307      (7,746)     10,152      14,026
Interest expense(e).............................       1,251          1,119       12,665      11,110      10,126       9,245
Minority interest in net income of subsidiary...                        244        2,452       2,824       3,561       3,693
Interest income.................................        (551)           (29)        (825)     (1,063)       (884)       (959)
                                                 -------------  -------------  ----------  ----------  ----------  ----------
Income (loss) before income taxes and
 extraordinary items............................       8,024         (1,185)      (2,985)    (20,617)     (2,651)      2,047
Provision (benefit) for income taxes............       3,330             97          642      (6,155)      1,267       3,264
                                                 -------------  -------------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary items........       4,694         (1,282)      (3,627)    (14,462)     (3,918)     (1,217)
Extraordinary item--loss on early retirement of
 debt...........................................          --             --       (1,610)         --        (819)         --
                                                 -------------  -------------  ----------  ----------  ----------  ----------
Net income (loss)...............................   $   4,694      $  (1,282)    $ (5,237)   $(14,462)   $ (4,737)   $ (1,217)
                                                 -------------  -------------  ----------  ----------  ----------  ----------
                                                 -------------  -------------  ----------  ----------  ----------  ----------
OTHER FINANCIAL DATA:
EBITDA(f).......................................   $  14,289          1,679     $ 27,334    $ 21,167    $ 26,605    $ 30,087
Cash flows from operating activities............      14,388          2,121        3,124      17,140      15,208      14,886
Cash flows from investing activities............       4,455       (117,490)      (5,097)     (2,956)     (6,045)     (7,239)
Cash flows from financing activities............     (32,066)       130,165       (1,360)     (9,348)    (12,671)      3,533
Capital expenditures............................       6,575          1,755        8,496       9,101       8,570       7,691
Ratio of earnings to fixed charges(g)...........         1.9x           (g)         (g)          (g)          (g)        1.1x

ACADEMY DATA:
Number of Academies (at end of period)..........         784            788          787         786         751         745
Operating Capacity (at end of period)(h)........          NA             NA       94,549      94,671      91,049      90,601
FTE Utilization(i)..............................          NA             NA          59%         59%         64%         66%
Average Weekly FTE Tuition(j)...................          NA             NA     $     94    $     96    $     97    $     98

BALANCE SHEET DATA (AT END OF PERIOD):
Cash, cash equivalents and restricted cash......                  $  21,996     $ 19,111    $ 24,586    $ 22,018    $ 26,283
Working capital (deficiency)....................                     (1,862)      (3,650)     (4,574)        196       7,398
Total assets....................................                    216,000      204,885     195,604     177,133     171,160
Total debt......................................                    108,787      102,352      99,186      86,590      85,903
Redeemable preferred stock......................                     19,990       22,442      25,266      28,827      32,521
Stockholder's equity............................                     28,753       23,658       9,175       4,787       3,374

                                                   28 WEEKS ENDED(B)
                                                  --------------------
                                                  MARCH 15,  MARCH 14,
                                                    1997       1997
                                                  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Operating revenue...............................  $159,983   $166,701
Operating expenses:
 Salaries, wages and benefits...................    84,077     87,772
 Facility lease expense.........................    21,143     21,328
 Depreciation...................................     7,444      7,073
 Amortization of goodwill and other
   intangibles..................................     1,204      1,204
 Restructuring charge(c)........................        --         --
 Other expenses(d)..............................    40,299     41,933
                                                  ---------  ---------
   Total operating expenses.....................   154,167    159,310
                                                  ---------  ---------
Operating income (loss).........................     5,816      7,391
Interest expense(e).............................     4,994      4,917
Minority interest in net income of subsidiary...     1,935      2,177
Interest income.................................      (493)      (601)
                                                  ---------  ---------
Income (loss) before income taxes and
 extraordinary items............................      (620)       898
Provision (benefit) for income taxes............     1,051      1,835
                                                  ---------  ---------
Income (loss) before extraordinary items........    (1,671)      (937)
Extraordinary item--loss on early retirement of
 debt...........................................        --         --
                                                  ---------  ---------
Net income (loss)...............................  $ (1,671)  $   (937)
                                                  ---------  ---------
                                                  ---------  ---------
OTHER FINANCIAL DATA:
EBITDA(f).......................................  $ 14,464   $ 15,668
Cash flows from operating activities............     2,739      6,321
Cash flows from investing activities............    (2,973)    (4,437)
Cash flows from financing activities............     3,862     (1,100)
Capital expenditures............................     3,061      4,776
Ratio of earnings to fixed charges(g)...........      (g)         1.1x

ACADEMY DATA:
Number of Academies (at end of period)..........       751        744
Operating Capacity (at end of period)(h)........    91,202     90,599
FTE Utilization(i)..............................       65%        65%
Average Weekly FTE Tuition(j)...................  $     97   $    101

BALANCE SHEET DATA (AT END OF PERIOD):
Cash, cash equivalents and restricted cash......             $ 27,533
Working capital (deficiency)....................               10,901
Total assets....................................              170,347
Total debt......................................               88,202
Redeemable preferred stock......................               34,698
Stockholder's equity............................                2,396

                                                        (Footnotes on next page)

(Footnotes from previous page)
------------------
(a) Fiscal 1996 was a 53 week year ending on August 31, 1996. Balance sheet data set forth herein is as of August 31, 1996. Capital expenditures are for the entire 53 week fiscal year.

(b) The Company's fiscal year ends on the last Saturday in August. The first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview' for a discussion of seasonality.

(c) During fiscal 1995, the Company approved a plan to close 39 Academies located in areas where demographic conditions did not support an economically viable operation and an initiative to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded an $11.7 million restructuring charge ($7.0 million after taxes) to provide for the costs associated with the Academy closures and restructuring. The charge included approximately $10.0 million for the present value of rent and real estate taxes for the remaining lease terms. The charge also included restructuring and other related costs. During fiscal 1996 and 1997 and the 28 weeks ended March 15, 1997 and March 14, 1998, the amount of the restructuring reserve was reduced by $1.1 million, $1.8 million, $0.9 million and $0.7 million, respectively, as a result of rent payments with respect to closed Academies.

(d) Other expenses includes expenses related to repairs and maintenance, utilities, telephone, insurance, property taxes, advertising, supplies and other expenses associated with the daily operations of the Academies.

(e) Interest expense includes $1.4 million, $1.3 million, $0.9 million, $0.5 million and $0.5 million of amortization of deferred financing costs and accretion of the discount on the Convertible Debentures for fiscal 1995, 1996 and 1997 and the 28 weeks ended March 15, 1997 and March 14, 1998.

(f) EBITDA is defined herein as net income before non-cash restructuring charges, extraordinary items, net interest expense, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA is presented because the Company believes that EBITDA represents a more consistent financial indicator of the Company's ability to service its debt.

(g) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and extraordinary items, plus fixed charges. Fixed charges consists of interest expense on all indebtedness, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. For the period from July 24, 1993 to August 28, 1993, the 52 weeks ended August 27, 1994, August 26, 1995 and August 24, 1996, and the 28 weeks ended March 15, 1997, the deficiency of earnings to fixed charges were $1.2 million, $3.0 million, $20.6 million, $2.7 million and $.06 million, respectively.

(h) As a result of the Company's targeted teacher-student ratios, the physical layout of certain Residential Academies and the typical layout of Montessori Schools, the Company's Academies have an Operating Capacity approximately 8% below Licensed Capacity. Licensed Capacity measures the overall capacity of the Company's Academies based upon applicable state licensing regulations.

(i) FTE Utilization is the ratio of FTE students to the total Operating Capacity for all of the Company's Academies. FTE attendance is not a measure of the absolute number of students attending the Company's Academies. Rather, it is an approximation of the full-time equivalent number of students based on Company estimates and weighted averages. For example, a student attending full-time is equivalent to one FTE, while a student attending only one-half of each day is equivalent to 0.5 FTE.

(j) The Company calculates the Average Weekly FTE Tuition by dividing total operating revenue by the number of weeks in the applicable period and by the number of FTE students for the applicable period.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial statements ('Pro Forma Financial Statements') have been derived by the application of pro forma adjustments to the historical consolidated financial statements included elsewhere in this Prospectus. The pro forma data for the periods presented give effect to the Transactions as if they had been consummated on September 1, 1996 for the fiscal year ended August 30, 1997 and as of August 31, 1997 for the 28 weeks ended March 14, 1998. The unaudited pro forma balance sheet data gives effect to the Transactions as if they had occurred on March 14, 1998. The adjustments are described in the accompanying notes. The Pro Forma Financial Statements should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or any future period. The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

     The pro forma adjustments were applied to the respective historical consolidated financial statements to reflect and account for the Transactions as a recapitalization. Accordingly, the historical accounting basis of the assets and liabilities herein have not been impacted by the transaction.

                               LPA HOLDING CORP.
                     (FORMERLY VESTAR/LPA INVESTMENT CORP.)
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 14, 1998

                                                                                          PRO FORMA          PRO
                                                                           HISTORICAL    ADJUSTMENTS        FORMA
                                                                           ----------    -----------       --------
                                                                                    (DOLLARS IN THOUSANDS)
                                 ASSETS
Current assets:
  Cash, cash equivalents and restricted cash............................    $  27,533     $ (26,433)(a)    $  1,100
  Receivables...........................................................        4,567            --           4,567
  Prepaid expenses and supplies.........................................        9,485            --           9,485
  Deferred income taxes.................................................        1,350            --           1,350
                                                                           ----------    -----------       --------
Total current assets....................................................       42,935       (26,433)         16,502
Property and equipment, net.............................................       60,839            --          60,839
Deferred income taxes...................................................        4,469            --           4,469
Other assets............................................................       62,104         6,527(b)       68,631
                                                                           ----------    -----------       --------
Total assets............................................................    $ 170,347     $ (19,906)       $150,441
                                                                           ----------    -----------       --------
                                                                           ----------    -----------       --------

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and overdrafts due banks.............................    $   7,582     $      --        $  7,582
  Other current liabilities.............................................       24,452            --          24,452
                                                                           ----------    -----------       --------
Total current liabilities...............................................       32,034            --          32,034
Long-term debt and capital lease obligations............................       87,345        99,767(c)      187,112
Other noncurrent liabilities............................................       13,874            --          13,874
                                                                           ----------    -----------       --------
Total liabilities.......................................................      133,253        99,767         233,020
Class A Preferred Stock.................................................       34,698       (34,698)(d)          --
Stockholders' equity....................................................        2,396       (84,975)(e)     (82,579)
                                                                           ----------    -----------       --------
Total liabilities and stockholders' equity..............................    $ 170,347     $ (19,906)       $150,441
                                                                           ----------    -----------       --------
                                                                           ----------    -----------       --------

    See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet

                               LPA HOLDING CORP.
            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a) Pursuant to the terms of the Recapitalization, the Existing Stockholders will retain cash which at March 14, 1998 was $27.5 million. The Company maintains a minimum cash balance of $1.1 million in restricted cash investment accounts pursuant to the terms of its self-insurance program.

(b) To reflect the incurrence of deferred financing costs of approximately $9.6 million as a result of the Recapitalization and the elimination of approximately $3.1 million in deferred financing costs as a result of the Refinancing Transactions.

(c) To reflect the Refinancing Transactions, the Offering, and borrowings under the Revolving Credit Facility and the Term Loan Facility:

                                                                                     (DOLLARS IN THOUSANDS)
Repayment of the Senior Notes.....................................................         $  (85,000)
Repayment of Convertible Debentures...............................................               (666)
Revolving Credit Facility.........................................................                433
Term Loan Facility................................................................             40,000
Senior Notes offered hereby.......................................................            145,000
                                                                                         ------------
  Total adjustment................................................................         $   99,767
                                                                                         ------------
                                                                                         ------------

(d) Represents the defeasance of the Exchange Debentures.

(e) To reflect the aggregate net adjustment as a result of the Recapitalization:

                                                                                 (DOLLARS IN THOUSANDS)
Consideration for the Recapitalization:
  Consideration for existing equity...........................................  $  (148,404)
  Repayment of prepaid rent...................................................       (1,857)
  Repayment of funding for Academies under development........................       (1,826)
  Less: Bank overdrafts.......................................................        1,950
                                                                                -----------
                                                                                   (150,137)
Cash to Existing Stockholders.................................................      (27,533)
  Total consideration to Existing Stockholders................................               $  (177,670)
Retained equity investment....................................................                    (7,500)
Prepayment costs:
  Senior Notes................................................................       (3,506)
  Preferred stock.............................................................       (3,042)
  Unamortized debt discount associated with the retirement of
     Convertible Debentures...................................................         (184)
                                                                                -----------
  Total prepayment costs......................................................                    (6,732)
Write-off of deferred financing costs.........................................                    (3,073)
Equity Investment and retained equity investment..............................                   110,000
                                                                                             -----------
  Total adjustment............................................................               $   (84,975)
                                                                                             -----------
                                                                                             -----------

                               LPA HOLDING CORP.
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    52 WEEKS ENDED                            28 WEEKS ENDED
                                                   AUGUST 30, 1997                            MARCH 14, 1998
                                        --------------------------------------    --------------------------------------
                                        HISTORICAL    ADJUSTMENTS    PRO FORMA    HISTORICAL    ADJUSTMENTS    PRO FORMA
                                        ----------    -----------    ---------    ----------    -----------    ---------
                                                                     (DOLLARS IN THOUSANDS)
Operating revenues...................    $ 302,766      $    --      $302,766      $ 166,701      $    --      $166,701
Operating expenses...................      288,740         (700)(a)   288,040        159,310         (965)(a)   158,345
                                        ----------    -----------    ---------    ----------    -----------    ---------
Operating income.....................       14,026          700        14,726          7,391          965         8,356
Interest income......................         (959)         959(b)         --           (601)         601(b)         --
Minority interest in net income of
  subsidiary.........................        3,693                      3,693          2,177                      2,177
Interest expense.....................        9,245        9,916(c)     19,161          4,917        5,416(c)     10,333
                                        ----------    -----------    ---------    ----------    -----------    ---------
Income (loss) before income taxes....        2,047      (10,175)       (8,128)           898       (5,052)       (4,154)
Income tax expense (benefit).........        3,264       (4,070)(d)      (806)         1,835       (2,021)(d)      (186)
                                        ----------    -----------    ---------    ----------    -----------    ---------
Net income (loss)....................    $  (1,217)      (6,105)     $ (7,322)     $    (937)     $(3,031)     $ (3,968)
                                        ----------    -----------    ---------    ----------    -----------    ---------
                                        ----------    -----------    ---------    ----------    -----------    ---------
Ratio of earnings to fixed
  charges(e).........................                                      (e)                                       (e)

    See accompanying Notes to Unaudited Pro Forma Consolidated Statement of
                                   Operations

                               LPA HOLDING CORP.
            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a) The pro forma adjustments to operating expense reflect the following:

                                                              52 WEEKS ENDED
                                                                AUGUST 30,      28 WEEKS ENDED
                                                                   1997         MARCH 14, 1998
                                                              --------------    --------------
                                                                   (DOLLARS IN THOUSANDS)
Seller's fees:
  Management fees..........................................      $    500          $    269
  Board of Directors' fees and expenses....................           200               108
Expenses related to a special directors' conference........            --               588
                                                              --------------    --------------
  Total adjustment.........................................      $    700          $    965
                                                              --------------    --------------
                                                              --------------    --------------

   The above amounts represent non-recurring expenses the Company does not anticipate incurring after the Transactions.

(b) To reflect the elimination of cash on the balance sheet.

(c) The pro forma adjustment to interest expense reflects the following:

                                                              52 WEEKS ENDED
                                                                AUGUST 30,      28 WEEKS ENDED
                                                                   1997         MARCH 14, 1998
                                                              --------------    --------------
                                                                   (DOLLARS IN THOUSANDS)
Interest and fees on debt repaid in the Transactions.......      $ (8,356)         $ (4,426)
Interest expense on Revolving Credit Facility..............            39                21
Interest expense on Term Loan Facility.....................         3,600             1,938
Interest expense on Senior Notes...........................        14,500             7,808
Amortization of deferred financing costs on historical debt
  and preferred stock......................................          (850)             (454)
Amortization of deferred financing costs on new debt.......           983               529
                                                              --------------    --------------
  Total adjustment.........................................      $  9,916          $  5,416
                                                              --------------    --------------
                                                              --------------    --------------
Capital lease and miscellaneous interest expense, net of
  capitalized interest.....................................      $     39          $     37
                                                              --------------    --------------
                                                              --------------    --------------

   An increase or decrease of 0.125% in the assumed interest rate on the Revolving Credit Facility and the Term Loan Facility would change the pro forma interest expense by $51,000 for the fiscal year ended August 30, 1997 and by $27,000 for the 28 weeks ended March 14, 1998.

(d) To reflect the tax effects of the pro forma adjustments at a 40% effective income tax rate.

(e) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and extraordinary items, plus fixed charges. Fixed charges consists of interest expense on all indebtedness, amortization of deferred financing costs, and one-third of rental expense on operating leases representing that portion of rental expense deemed by the Company to be attributable to interest. For the Pro Forma 52 weeks ended August 30, 1997 and the 28 weeks ended March 15, 1997, the deficiency of earnings to fixed charges are $8.1 million and $4.2 million, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The financial information contained in the following discussion represents the results of operations of the Company for the periods presented and is the same as the consolidated results of operations of Parent for the same periods. The information presented herein refers to the 28 weeks ended March 14, 1998 and March 15, 1997 and fiscal 1997, fiscal 1996 and fiscal 1995. Fiscal 1997 and fiscal 1995 were 52 week fiscal years. Fiscal 1996 was a 53 week fiscal year with an additional week included in the fourth quarter.

OVERVIEW

     The Company's operating revenue consists principally of tuition charges to parents for children enrolled at La Petite Academies. Tuition payments are due on the first day of each week, in advance of the services provided. As a result of this policy, receivables from parents have historically represented a small percentage of revenues, averaging less than $0.5 million during the past three fiscal years. With the implementation of ADMIN, the Company has begun to collect additional revenue from late fees and other charges previously not recorded and billed. As a result, in addition to the increase in revenue, the Company's average receivables from parents increased to $1.0 million in the 28 weeks ended March 14, 1998. Some parents prepay for services to be provided in future weeks, resulting in a prepayment balance averaging $0.9 million over the past three fiscal years. Tuition charges paid by third parties, such as social services agencies, are generally billed on a monthly basis at the end of the month and receivables relating to these payments have averaged $3.7 million over the past three fiscal years. Substantially all of the Company's expenses, other than rent, are paid in arrears. Consequently, the Company has limited working capital requirements.

     The Company's operating revenue follows the seasonality of the school year. The number of new children attending the Academies is highest in September through October and January through February, generally referred to as the fall and winter enrollment periods. Enrollment and, therefore, operating revenue decline during the calendar year-end holiday period and during the summer. As a result of this seasonality, the Company concentrates its marketing efforts and new Academy openings immediately preceding these highest enrollment periods.

     Labor costs represent more than 50% of operating revenue, and hourly wages paid to Academy teachers and teachers' aides make up approximately 80% of total salary and wages. Labor scheduling for teachers and teachers' aides is based on attendance and teacher-student ratios. As a result, labor costs for teachers and teachers' aides are variable and increase or decrease in relation to increases or decreases in attendance. Other labor costs do not change with changes in enrollment and include (i) salaries of Academy directors, field management and field support staff, (ii) corporate office salaries and wages, (iii) employee benefit costs and (iv) field and corporate office bonuses.

     In the last several years the Company has raised tuition rates by 3.5% to 4.0% in February of each year and has focused on increasing attendance of preschool children rather than infants. Although tuition rates for infants are higher than for preschool children, the costs of infant care, as a result of higher teacher-student ratios and larger space requirements, more than offset the higher revenues. The resulting change in student mix, together with the impact of changes in discount policies, has resulted in Average Weekly FTE Tuition increases of approximately 1% to 2%.

     Facility lease costs are the second largest cost item, because the Company leases 676 of its 744 facilities. Most Academy leases have 15-year terms, some have 20-year terms and many have renewal options. In addition, some of the leases provide for contingent rentals if the Academy's operating revenue exceeds certain base levels.

     Other operating expenses include (i) occupancy costs such as repairs and maintenance, utilities and telephone, insurance and property taxes and
(ii) general and administrative costs such as food, supplies, transportation and marketing. Food and supplies, like labor, are variable and increase or decrease in relationship to increases or decreases in attendance. The remaining costs are relatively fixed and/or discretionary and do not increase or decrease directly with small changes in attendance.

     During the period from the Company's formation in 1968 through 1993, the Company achieved significant growth in operating revenue and profits largely due to an aggressive program of new Academy openings. In July 1993, Vestar Capital Partners, Inc. and the current management team completed a management buyout of La Petite. Following this transaction, management shifted its focus from aggressive growth and short-term profitability to improving the quality of and long-term growth in profitability by: (i) investing resources in existing Academies and building an operating structure focused on capacity utilization,
(ii) opening new Academies more selectively in locations with targeted demographics, (iii) closing less efficient Academies, (iv) focusing on cash flow management, (v) increasing emphasis on staff training and compensation and (vi) planning and developing a comprehensive management information system.

     During fiscal 1995, the Company approved a plan to close 39 Academies located in areas where the demographic conditions no longer supported an economically viable operation and to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded an $11.7 million restructuring charge ($7.0 million after tax) to provide for costs associated with the Academy closures and restructuring, including approximately $10.0 million for the present value of rent and real estate taxes for the remaining lease terms. As of March 14, 1998, $5.3 million of costs related to the closings and restructuring had been charged against the restructuring reserve.

     At the end of fiscal 1997, management believed the Company was well positioned to increase the scope of its operations. Accordingly, in fiscal 1998, management began implementing a growth strategy focused on building new Academies in areas with rapid growth and higher-end demographics. The Company has made significant investments in personnel and infrastructure to facilitate the future growth of the Company. The Company currently expects to open approximately 25 and 35 Academies in fiscal 1999 and fiscal 2000, respectively. The new Academies will stress preschool characteristics in design, classroom mix, staffing and curriculum. See '--New Academy Development and Financing.'

28 WEEKS ENDED MARCH 14, 1998 COMPARED TO 28 WEEKS ENDED MARCH 15, 1997

     The Company's operating results for the comparative 28 week periods were as follows:

                                                               28 WEEKS ENDED             28 WEEKS ENDED
                                                           -----------------------    -----------------------
                                                           MARCH 15     PERCENT OF    MARCH 14,    PERCENT OF
                                                             1997        REVENUE        1998        REVENUE
                                                           ---------    ----------    ---------    ----------
                                                                         (DOLLARS IN THOUSANDS)
Operating revenue.......................................   $ 159,983       100.0%     $ 166,701       100.0%
Operating expenses:
  Salaries, wages and benefits..........................      84,077        52.6         87,772        52.7
  Facility lease expense................................      21,143        13.2         21,328        12.8
  Depreciation..........................................       7,444         4.6          7,073         4.2
  Amortization of goodwill and other intangibles........       1,204         0.8          1,204         0.7
  Other.................................................      40,299        25.2         41,933        25.2
                                                           ---------    ----------    ---------    ----------
     Total operating expenses...........................     154,167        96.4        159,310        95.6
                                                           ---------    ----------    ---------    ----------
Operating income........................................   $   5,816         3.6%     $   7,391         4.4%
                                                           ---------    ----------    ---------    ----------
                                                           ---------    ----------    ---------    ----------
EBITDA..................................................   $  14,464         9.0%     $  15,668         9.4%
                                                           ---------    ----------    ---------    ----------
                                                           ---------    ----------    ---------    ----------

     The results of operations for the Company for the 28 weeks ended March 14, 1998 are consistent and comparable with the 28 weeks ended March 15, 1997. Nine Academies in operation at the end of the second quarter of fiscal 1997 were closed and two new Academies were opened prior to the end of the second quarter of fiscal 1998. As a result, the Company operated 744 Academies at the end of the second quarter of fiscal year 1998, seven less than at the end of the same quarter of fiscal 1997. The closures resulted from management decisions not to renew the leases of certain Academies at lease expiration.

     Operating revenue. During the 28 weeks ended March 14, 1998 as compared to the prior fiscal year, operating revenue increased 4.2%, FTE attendance declined 0.4% and Average Weekly FTE Tuition increased 4.7%. Excluding closed Academies from both years, operating revenue increased 5.1%, FTE attendance increased 0.5% and Average Weekly FTE Tuition increased 4.6%. The increase in Average Weekly FTE Tuition was principally due to selective price increases that were put into place in the second quarter of fiscal 1997, based on geographic market conditions and class capacity utilization.

     Salaries, wages and benefits. Salaries, wages and benefits increased $3.7 million or 4.4% during the 28 weeks ended March 14, 1998 as compared to the same period in the prior year. The increase was principally due to increased average hourly wage rates as staff hours worked were relatively stable. As a percentage of revenue, labor costs were 52.7% for the 28 weeks ended March 14, 1998 as compared to 52.6% during the same period in the prior year.

     All other operating costs. Many of the Company's operating costs are relatively fixed and do not decline or increase directly with small changes in attendance. Facility lease expense, depreciation, amortization and other operating costs all declined or remained unchanged as a percentage of revenue during the 28 weeks ended March 14, 1998 as compared to the same period in the prior year. In September 1997, the Company held a special conference to which all Academy Directors were invited at which the Company articulated its future business strategy for the growth of the Company. Total operating expenses for the 28 weeks ended March 14, 1998 include $0.6 million related to this conference.

     Interest expense. Interest expense for the 28 weeks ended March 14, 1998 decreased $0.1 million or 1.5% from the same period in the prior year.

     Income tax rate. After adding back nondeductible goodwill amortization to pre-tax income, the effective income tax rate for the 28 weeks ended March 14, 1998 was approximately 40%, unchanged from the same period in the prior year. State income taxes accounted for the difference between this effective rate and the statutory Federal rate.

     Operating income and EBITDA. As a result of the foregoing, operating income was $7.4 million for the 28 weeks ended March 14, 1998, an increase of $1.6 million or 27.1% from the same period in the prior year. EBITDA was $15.7 million for the 28 weeks ended March 14, 1998 as compared to $14.5 million for the same period in the prior year, an increase of 8.3%.

52 WEEKS ENDED AUGUST 30, 1997 COMPARED TO 52 WEEKS ENDED AUGUST 24, 1996

     The Company's operating results for the comparative fiscal years were as follows:

                                                                52 WEEKS ENDED              52 WEEKS ENDED
                                                           ------------------------    ------------------------
                                                           AUGUST 24,    PERCENT OF    AUGUST 30,    PERCENT OF
                                                             1996,        REVENUE         1997        REVENUE
                                                           ----------    ----------    ----------    ----------
                                                                          (DOLLARS IN THOUSANDS)
Operating revenue.......................................    $ 294,836       100.0%      $ 302,766       100.0%
Operating expenses:
  Salaries, wages and benefits..........................      152,234        51.6         159,236        52.6
  Facility lease expense................................       38,858        13.2          39,332        13.0
  Depreciation..........................................       13,680         4.7          13,825         4.6
  Amortization of goodwill and other intangibles........        2,773         0.9           2,236         0.7
  Other.................................................       77,139        26.2          74,111        24.5
                                                           ----------    ----------    ----------    ----------
     Total operating expenses...........................      284,684        96.6         288,740        95.4
                                                           ----------    ----------    ----------    ----------
Operating income........................................    $  10,152         3.4%      $  14,026         4.6%
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------
EBITDA..................................................    $  26,605         9.0%      $  30,087         9.9%
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------

     Operating results for fiscal 1996 contained a 'leap week,' or 53 weeks in the year, to catch up with the calendar. The extra week in 1996 added $5.4 million to revenue and $0.7 million to EBITDA and operating income. For comparative purposes, the above table presents the results of the first 52 weeks of fiscal 1996. The following discussion of results is based on the 52 week comparison.

     Operating revenue. During the 52 weeks ended August 30, 1997 as compared to the prior fiscal year, operating revenue increased 2.7%, FTE attendance increased 1.6% and Average Weekly FTE Tuition increased 0.9%. Excluding closed Academies from both years, operating revenue increased 4.6%, FTE attendance increased 3.2% and Average Weekly FTE Tuition increased 1.4%. The increase in attendance during fiscal 1997 over fiscal 1996 was attributable to a successful fall enrollment period and retention of the children throughout the year. The increase in the Average Weekly FTE Tuition was principally due to selective increases in tuition rates which took place in the second quarter of fiscal 1996, offset in part by increased discounts implemented at the beginning of fiscal 1997 in connection with the Parent's Partner Plan.

     The Company opened three new Academies and closed nine Academies during fiscal 1997. As a result, the Company operated six fewer Academies at the end of fiscal 1997 than at the end of fiscal 1996. Two of the closures were underperforming employer-based centers, one closure was an underperforming residential Academy, and the remaining six closures were due to management decisions not to renew the leases of certain Academies at lease expiration.

     Salaries, wages and benefits. Salaries, wages and benefits increased $7.0 million or 4.6% during the 52 weeks ended August 30, 1997 as compared to the same period in the prior year. As a percentage of revenue, labor costs were 52.6% for the 52 weeks ended August 30, 1997 as compared to 51.6% during the same period in the prior year. The increase in labor cost as a percentage of revenue was principally due to staff merit increases effective January 1, 1997 and increased health care benefit costs.

     Facility lease expense. Facility lease expense declined as a percentage of revenue by 0.2% during the 52 weeks ended August 30, 1997 as compared to the same period in the prior year. This decrease was primarily due to the closing of 46 Academies at various times during fiscal 1996.

     Amortization of goodwill and other intangibles. Amortization of goodwill and other intangibles decreased 19.4% during the 52 weeks ended August 30, 1997, as the intangible asset for an in-place workforce became fully amortized during fiscal 1996.

     All other operating costs. Other operating expenses declined as a percentage of revenue by 1.7% to 24.5% for fiscal 1997 as compared to the same period in the prior year. The reduction was primarily due to new management cost controls which reduced insurance, auto, food and other Academy supply costs.

     Interest expense. Interest expense for the 52 weeks ended August 30, 1997 declined $0.9 million or 8.7% from the same period in the prior year due to prepayment of a term loan facility in May 1996.

     Income tax rate. The effective income tax rate, after adding back nondeductible goodwill amortization to pre-tax income, was approximately 40% for both years. State income taxes accounted for the difference between the effective rate and the statutory Federal rate.

     Operating income and EBITDA. As a result of the foregoing, operating income was $14.0 million for the 52 weeks ended August 30, 1997, an increase of $3.9 million or 38.2% from the same period in the prior year. EBITDA was $30.1 million for the 52 weeks ended August 30, 1997 as compared to $26.6 million for the same period in the prior year.

52 WEEKS ENDED AUGUST 24, 1996 COMPARED TO 52 WEEKS ENDED AUGUST 26, 1995

     The Company's operating results for the comparative fiscal years were as follows:

                                                                52 WEEKS ENDED              52 WEEKS ENDED
                                                           ------------------------    ------------------------
                                                           AUGUST 24,    PERCENT OF    AUGUST 24,    PERCENT OF
                                                             1995,        REVENUE         1996        REVENUE
                                                           ----------    ----------    ----------    ----------
                                                                          (DOLLARS IN THOUSANDS)
Operating revenue.......................................    $ 279,806       100.0%        294,836       100.0%

Operating expenses:
  Salaries, wages and benefits..........................      142,757        51.0         152,234        51.6
  Facility lease expense................................       39,901        14.3          38,858        13.2
  Depreciation..........................................       13,501         4.8          13,680         4.7
  Restructuring charge..................................       11,700         4.2
  Amortization of goodwill and other intangibles........        3,712         1.3           2,773         0.9
  Other.................................................       75,981        27.2          77,139        26.2
                                                           ----------    ----------    ----------    ----------
Total operating expenses................................      287,552       102.8         284,684        96.6
                                                           ----------    ----------    ----------    ----------
Operating income (loss).................................    $ (7,746)       (2.8)%      $  10,152         3.4%
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------
EBITDA..................................................    $  21,167         7.6%      $  26,605         9.0%
                                                           ----------    ----------    ----------    ----------
                                                           ----------    ----------    ----------    ----------

     Operating results for fiscal 1996 contained a 'leap week,' or 53 weeks in the year, to catch up with the calendar. The extra week in 1996 added $5.4 million to revenue and $0.7 million to EBITDA and operating income. For comparative purposes, the above table presents the results of the first 52 weeks of fiscal 1996. The following discussion of results is based on the 52 week comparison.

     Operating revenue. During the 52 weeks ended August 24, 1996 as compared to the prior fiscal year, operating revenue increased 5.4%, FTE attendance increased 4.4% and Average Weekly FTE Tuition increased 1.0%. Excluding closed Academies from both years, operating revenue increased 6.6%, FTE attendance increased 5.4% and Average Weekly FTE Tuition increased 1.2%. The increase in attendance during fiscal 1996 was attributable to (i) a successful fall enrollment period and retention of the children throughout the year, (ii) receipt of grants from the State of Georgia to provide pre-kindergarten education and (iii) increased management focus on enrollment and attendance. The increase in the Average Weekly FTE Tuition was due to selective and limited price increases in February 1995, offset in part by increased promotional discounts.

     The Company opened 11 new Academies and closed 46 Academies during fiscal 1996. As a result, the Company operated 35 fewer Academies at the end of fiscal 1996 than at the end of fiscal 1995. Thirty-three of the Academy closures were part of a plan announced by the Company at the end of fiscal 1995 to close 39 underperforming Academies located in areas where the demographics did not support an economically viable operation. Operating performance at the remaining six Academies improved substantially as a result of new policies and, accordingly, management determined to keep those six Academies open. The remaining 13 closures were due to management decisions not to renew the leases of certain Academies at lease expiration.

     Salaries, wages and benefits. Salaries, wages and benefits increased $9.5 million or 6.6% during the 52 weeks ended August 24, 1996 as compared to the same period in the prior year. As a percentage of revenue, labor costs were 51.6% for the 52 weeks ended August 24, 1996 as compared to 51.0% during the same period in the prior year. The increase in labor cost as a percentage of revenue was principally due to staff merit increases effective January 1, 1996, higher field level bonuses relating to increased operating income performance at many Academies and additional support staff.

     Facility lease expense. Facility lease expense declined as a percentage of revenue by 1.1% during the 52 weeks ended August 24, 1996 as compared to the same period in the prior year. The decrease was primarily attributable to the closing of 46 Academies in fiscal 1996.

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     Amortization of goodwill and other intangibles.  Amortization of goodwill and other intangibles decreased 25.3% during the 52 weeks ended August 24, 1996, as the intangible asset for an in-place workforce became fully amortized in January 1996.

     All other operating costs. Other operating expenses declined as a percentage of revenue by 1.0% to 26.2% for fiscal 1996 as compared to the same period in the prior year. The reduction was primarily due to decreases in insurance and repairs and maintenance costs.

     Interest expense. Interest expense for the 52 weeks ended August 24, 1996 declined $1.0 million or 8.9% from the same period in the prior year, due to prepayment of a term loan facility in May 1996.

     Income tax rate. The effective income tax rate, after adding back nondeductible goodwill amortization to pre-tax income, was approximately 40% for both the 52 weeks ended August 24, 1996 and August 26, 1995. State income taxes accounted for the difference between the effective rate and the statutory Federal rate.

     Extraordinary loss. On May 24, 1996, the Company retired the remaining balance under its term loan facility in the amount of $5.5 million. The transaction resulted in a $0.8 million extraordinary loss on retirement of debt. The loss reflects the write-off of related deferred financing costs, net of applicable income tax benefit. The prepayment was financed by available operating funds.

     Operating income and EBITDA. As a result of the foregoing, operating income was $10.2 million for the 52 weeks ended August 24, 1996, up $6.2 million from the same period in the prior year, excluding the $11.7 million restructuring charge in fiscal 1995. EBITDA was $26.6 million for the 52 weeks ended August 24, 1996 as compared to $21.2 million for the same period in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal sources of liquidity are from cash flow generated by operations, borrowings under the Revolving Credit Facility and sale and leaseback financing for newly constructed facilities. The Company's principal uses of liquidity are to meet its debt service requirements, finance its capital expenditures and provide working capital.

     The Company incurred substantial indebtedness in connection with the Transactions. See 'Capitalization.' On a pro forma basis to reflect the Transactions, the Company had approximately $187.1 million of consolidated long-term indebtedness as compared to $87.3 million at March 14, 1998. The Company's debt service obligations could have important consequences to holders of the Notes. See 'Risk Factors--Substantial Leverage and Debt Service Obligations.'

     In connection with the Recapitalization and the Refinancing Transactions, the Company entered into the Credit Agreement, consisting of the $40 million Term Loan Facility and the $25 million Revolving Credit Facility. On a pro forma basis as of March 14, 1998, the Company would have borrowed the entire $40 million available under the Term Loan Facility and approximately $0.4 million under the Revolving Credit Facility. In addition, on a pro forma basis as of March 14, 1998, the Company would have had outstanding letters of credit in an aggregate amount equal to $3.4 million and $21.2 million available for working capital purposes under the Revolving Credit Facility. The borrowings under the Credit Agreement, together with the proceeds from the sale of the Notes and the Equity Investment, were used to consummate the Recapitalization and the Refinancing Transactions and to pay the related fees and expenses related to the foregoing.

     The Term Loan Facility is subject to mandatory prepayment in the event of certain equity or debt issuances or asset sales by Parent, the Company or any of its subsidiaries and in amounts equal to specified percentages of the Company's excess cash flow. The Term Loan Facility will terminate seven years after the closing of the Transactions and provides for gradually increasing annual amortization. The Revolving Credit Facility will terminate seven years after the closing of the Transactions. See 'Description of the Credit Agreement.'

     New Academy Development and Financing. The Company currently expects to open approximately 25 and 35 Academies in fiscal 1999 and fiscal 2000, respectively. See 'Business-New Academy Development.' The cost to open a new Academy ranges from $1.0 million to $1.5 million, of which approximately 85% is typically financed through a sale and leaseback transaction. To open a new Academy, the Company normally acquires the land, constructs the facility and then seeks long-term financing for the Academy through a sale and leaseback

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transaction. Alternatively, the Academy may be constructed on a build to suit basis, which reduces the working capital requirements during the construction process. In addition, the Company intends to explore other efficient real estate financing transactions in the future.

     Purchasers of Academies in sale and leaseback transactions have included insurance companies, bank trust departments, pension funds, real estate investment trusts and individuals. The leases are operating leases and generally have terms of 15 to 20 years with one or two five-year renewal options. Most of these transactions are structured with an annual rental designed to provide the owner/lessor with a fixed cash return on its capitalized cost over the term of the lease. In addition, many of the Company's leases provide for either contingent rentals if the Academy's operating revenue exceeds certain levels or a fixed percentage increase every five years. Although the Company expects sale and leaseback transactions to continue to finance its expansion, no assurance can be given that such funding will always be available.

     Capital Expenditures. Total capital expenditures for fiscal 1995, 1996, 1997 and for the 28 weeks ended March 14, 1998 were $9.1 million, $8.6 million, $7.7 million and $4.8 million, respectively. The Company views all capital expenditures, other than those incurred in connection with the development of new Academies, to be maintenance capital expenditures. Maintenance capital expenditures for fiscal 1995, 1996, 1997 and for the 28 weeks ended March 14, 1998 were $4.8 million, $6.7 million, $7.2 million and $3.3 million, respectively. Maintenance capital expenditures for the 28 weeks ended March 14, 1998 included $0.6 million for the implementation of ADMIN. For fiscal 1998, the Company expects total maintenance capital expenditures to be approximately $9.5 million, including $1.3 million for the full implementation of ADMIN.

     In addition to maintenance capital expenditures, the Company expends additional funds to ensure that its facilities are in good working condition. Such funds are expensed in the periods in which they are incurred. The amounts of such expenses in fiscal 1995, 1996, 1997 and for the 28 weeks ended March 14, 1998 were $10.0 million, $9.4 million, $9.2 million and $5.2 million, respectively. Over the past three fiscal years, total expenditures for the maintenance and upkeep of the Company's Academies have averaged approximately $21,000 per Academy each year.

INFLATION AND GENERAL ECONOMIC CONDITIONS

     The Company has historically been able to increase tuition to offset increases in its costs. During the past two years, a period of low to moderate inflation, the Company implemented selective increases in tuition rates, based on geographic market conditions and class capacity utilization. The Company did not experience a material decline in attendance as a result of these increases.

     On September 1, 1997, the Federal minimum wage increased from $4.75 to $5.15 per hour. This increase did not have a material impact on the Company's operations.

     A sustained recession with high unemployment could have a material adverse effect on the Company's operations. The recession during 1990 and 1991 adversely affected attendance at the Company's Academies.

MANAGEMENT INFORMATION SYSTEMS AND THE YEAR 2000

     The arrival of the year 2000 is not expected to have any significant impact on the Company's computerized information systems and the cost of compliance is expected to be minimal.

     The most important new system for the Company has been the installation of its ADMIN system nationwide. ADMIN is a PC based application which was written using a calendar dating system that is not sensitive to the year 2000 issue. See 'Business--Information Systems.'

     The Company utilizes software under licensing arrangements for the purposes of general ledger/financial reporting, accounts payable/disbursements, fixed assets record keeping and purchase order accounting. All of these systems have already been upgraded and are currently year 2000 compliant, and the cost of the upgrades was included as part of the annual licensing fees.

     The Company utilizes software under licensing arrangements for the purposes of payroll processing and human resources information systems. New releases for these systems which will be year 2000 compliant are expected to be installed during calendar 1998 as part of the annual licensing fees. In the event that the licensor is

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unable to deliver such upgrades, other comparable software packages at comparable costs which are year 2000 compliant are currently available in the market.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Company adopted Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' ('SFAS No. 121') as of the beginning of fiscal 1997. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain intangibles and goodwill related to those assets. The adoption of SFAS No. 121 did not have an effect on the Company's consolidated financial statements.

     The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'). SFAS No. 123 encourages rather than requires companies to adopt a new method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. Companies are permitted, however, to continue accounting for stock compensation awards under Accounting Principles Board ('APB') Opinion No. 25, which requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. The Company has elected to continue to apply APB Opinion No. 25 and has disclosed the pro forma net income (loss), determined as if the method under SFAS No. 123 had been applied, in the notes to its consolidated financial statements included elsewhere in this Prospectus.

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                                    BUSINESS

GENERAL

     La Petite Academy, founded in 1968, is the second largest operator of for profit preschool educational facilities in the United States. The Company provides center-based educational and child care services five days a week throughout the year to children between the ages of six weeks and 12 years. Management believes the Company differentiates itself through its superior educational programs, which were developed and are regularly enhanced by its curriculum department. The Company's focus on quality educational services allows it to capitalize on the increased awareness of the benefits of premium educational instruction for preschool and elementary school age children. At its residential and employer-based Academies, the Company utilizes its proprietary Journey curriculum with the intent of maximizing a child's cognitive and social development. The Company also operates Montessori schools which employ the Montessori method of learning, a classical approach that features the programming of tasks with materials presented in a sequence dictated by each individual child's capabilities.

     As of March 14, 1998, the Company operated 744 educational facilities, including 692 residential Academies, 32 employer-based Academies and 20 Montessori schools, located in 35 states and the District of Columbia, and had an enrollment of approximately 87,000 full and part-time children. The Company's Operating Capacity as of March 14, 1998, was approximately 91,000 full-time children. For the 52 weeks ended March 14, 1998, estimated FTE Utilization was 65% and the estimated Average Weekly FTE Tuition was $100.

THE CHILD CARE INDUSTRY

     Favorable Demographics and Social Trends. The U.S. child care industry (including home-based care, employer on-site care, and care delivered by private facilities, government-sponsored institutions, church-affiliated centers, colleges and universities, group child care center chains and civic groups such as the YMCA) has grown at a compound annual growth rate of 12.1% from $5.7 billion in revenues in 1982 to an estimated $31.6 billion in 1997, and is expected to grow at a 7.1% compound annual growth rate from 1998 until 2003, according to Marketdata Enterprises, Inc. This growth has been, and is expected to continue to be, driven by several demographic and social trends, including:
(i) an increase in the number of births in the 1990s as compared generally to the 1970s and 1980s, (ii) an increase in the percentage of mothers in the workforce and (iii) a significant increase in the appreciation by parents of the benefits of center-based preschool education and child care. According to the Census Bureau, in 1989 and each year since, the annual number of births has approximated 4.0 million per year and is expected to remain at that level through 2010. Furthermore, the number of children under the age of five has grown from approximately 16.1 million in 1975 to an estimated 20.2 million in 1995, according to the Census Bureau. These trends are complemented by the continued increase in the number of mothers entering the work force. According to the U.S. Bureau of Labor Statistics, the labor force participation rate of mothers with children under the age of six relative to all mothers with children under the age of six, has increased from approximately 39% in 1975 to an estimated 62% in 1995. In addition, the percentage of mothers in the work force that have children between the ages of five and 12, relative to all mothers of children between the ages of five and 12, has risen from 53% in 1975 to 75% in 1995.

     There has been a significant increase in the use of center-based child care facilities by families with both working and non-working mothers. Center-based care typically offers a more structured curriculum, better educational materials, more experienced personnel and more children for social interaction than alternative forms of child care. In 1993, according to the most recent data from the Census Bureau, 30% of families with working mothers of preschool aged children used center-based care as their primary form of non-parental care, up from 6% in 1965. Furthermore, 22% of children under the age of six with mothers not in the labor force were enrolled in center-based child care programs in 1995, according to the U.S. Department of Education.

     Growing Awareness of the Importance of Early Childhood Development. The demand for quality child care is increasing as scientific research highlights the importance of education during a child's early developmental years. The Families and Work Institute, an organization devoted to the study of neurology, cognitive psychology and child development, has recently completed research the results of which management believes demonstrate the importance of early childhood experiences in a child's overall cognitive development.

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Recent essays and other scientific research into early childhood development have drawn widespread media and political attention, increasing parents' awareness and demand for quality educational facilities for their children.

     Fragmented Industry. The U.S. child care industry is highly fragmented, with the aggregate capacity of the top 50 for profit child care companies serving approximately 1% of the potential child care market, or approximately 500,000 children out of an estimated 50 million children under the age of 12 in the United States as of January 1, 1997, according to Child Care Information Exchange. Based on a study sponsored by the National Association for the Education of Young Children, management estimates that approximately 35% of all child care centers are operated for profit, as independent businesses or as part of a local or national chain. Non-profit centers, such as churches, employers, government agencies and YMCAs, account for the remaining 65%. Of the approximately 100,000 child care centers in the United States, only 4,400 are operated by the top 50 for profit child care companies. Furthermore, including La Petite, only ten companies have total capacity in excess of 10,000 children and only eight companies have more than 100 centers. Although other national child care chains operate in many of the Company's markets, in general, the Company primarily competes with local operators that typically do not have the substantial resources required to invest in the educational materials and curricula and staff training necessary for the educational development of children in their care.

COMPETITIVE STRENGTHS

     Strong Market Position and Brand Identities. Based on the number of centers operated, children served, operating revenue and operating income, La Petite Academy is the second largest provider of for profit preschool education and child care services in the United States, in an industry where the three largest center-based providers represent approximately 55% of the top 50 for profit center-based child care providers' total capacity. Operating since 1968, the Company has built brand equity in the markets it serves through the development of a network of Academies concentrated in clusters in demographically desirable MSAs. The Company's Academy clusters maintain close ties with local neighborhoods through public relations efforts, parent newsletters and brochures and support of community activities. The Company believes that it benefits significantly from word-of-mouth referrals from parents, educators and other school administrators. The Company's advertising reinforces its community-based reputation for quality service principally through targeted direct mailings and radio air time. In September 1995, the Company introduced the 'Parent's Partner Plan,' a program that, among other things, provides parents with individualized feedback on their child's development on at least a weekly basis. Management believes this program has contributed to the increase in overall student retention and added new enrollments at the Academies. The Company's high, customer-driven standards and well-trained and caring staff strengthens its image as an innovative education provider.

     Focused Educational Curriculum. The Company's focus is on educating the child rather than simply providing traditional child care services. The Company's high quality proprietary Journey curriculum was originally developed in 1991 by La Petite educators with the assistance of experts in early childhood education with the intent of maximizing a child's cognitive development while ensuring a positive experience for the child. The curriculum emphasizes individuality and allows children to progress at their own pace, building skills in a logical pattern using a 'hands-on' approach. All programs and activities are developmentally appropriate, promote a child's intellectual, physical, emotional and social development and are enhanced by on-site efforts of the Company's educational staff. The Company also operates Montessori schools, which target education conscious parents under the name Montessori Unlimited. The Montessori method is a classical approach that provides specific task-oriented educational materials or 'apparatus' presented in a sequence determined by each child's natural capabilities. Each activity in the prepared environment of the Montessori classroom has its roots in early development and serves as a foundation for future, more complex developments.

     Attractive Business Model. Improvements in profitability at the Academy level have been achieved through a combination of (i) revenue enhancement and cost management at the individual Academies and (ii) economies of scale and synergies realized through the clustering of Academies in economically and demographically attractive areas. The Company has increased estimated FTE Utilization from 59% in fiscal 1994 to 66% in fiscal 1997. During the four fiscal years ended August 1994, the Company opened 100 residential Academies with an estimated Operating Capacity of 125 children and an average facility size of 6,200 square feet. The average EBITDA for such Academies in fiscal 1997 was approximately $54,700. In addition, the Company's Montessori schools have proved to be successful with higher student retention, tuition averaging

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

approximately 20% more than at the Company's residential and employer-based Academies and more favorable student-teacher ratios, resulting in increased profitability. The Company has focused on providing its Academies with the systems to improve capacity utilization and operational efficiency. In March 1998, the Company completed the installation in all of its residential Academies of the first phase of a newly developed proprietary management information system, ADMIN. The first phase of ADMIN is a unique point of sale system which enables the Company to more effectively monitor attendance, increase revenues and gather information throughout all of its markets. By eliminating clerical errors and ensuring that all service delivery is accounted for, the implementation of the ADMIN point of sale system has increased operating revenue by more than 2% at the 246 Academies which have been operating on the system since January 1, 1998. ADMIN currently handles the tuition billing process, allowing Academy Directors to concentrate on communicating and interacting with parents, supervising staff and spending time with children. In subsequent phases, ADMIN will automate substantially all of the clerical functions at the Academies. The Company's size and scope also allows it to cost-effectively purchase supplies, conduct advertising and marketing outreach programs and train employees.

     Geographically Diversified Operations. The Company's operations are geographically diversified, with 744 Academies located throughout 35 states and the District of Columbia as of March 14, 1998. Although the highest number of the Company's Academies are located in Texas, Florida, California, Georgia and Virginia, these states account for less than half of the Company's Academies. The geographical diversity of the Company's operations and profitability mitigates the potential impact of regional economic downturns or adverse changes in local regulations.

     Experienced and Incentivized Management Team. The top four members of senior management of the Company average approximately ten years of experience with the Company. In addition, the Company's eight Area Vice Presidents and 77 Regional Directors average over 15 years and 11 years with La Petite, respectively. Management has successfully reduced employee turnover, closed or revitalized underperforming Academies, implemented operational data systems and improved operating margins. On a pro forma basis, management will own or have the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis.

BUSINESS STRATEGY

     Management believes the Company is well positioned for future growth as one of the leading providers of quality educational care to preschool aged children. The Company's objective is to grow its higher margin businesses and continue to be a leader in the markets in which it operates.

     Emphasize Educational Curriculum. The Company's curriculum department continually evaluates and improves the quality of its educational materials and programs. The Company has invested significant resources in developing its proprietary Journey curriculum, utilized at both its residential and employer-based Academies, and intends to develop additional innovative curriculum both internally and with the assistance of educational consultants. The Company is investing in additional staff training, classroom facilities and educational materials to enhance the delivery of the Journey curriculum at approximately one-third of the Company's residential Academies for the school year beginning in the fall of 1998. The Company's Montessori schools are staffed with certified Montessori lead teachers who follow traditional Montessori methods that appeal to education conscious parents.

     Capitalize on Reputation for Customer Driven Service. Management believes that the Company's knowledge of parents' objectives and desires for their children's education differentiates it from other child care providers. In order to better understand customer needs, the Company conducts (i) focus groups with parents, (ii) bi-annual and annual customer and employee satisfaction surveys (conducted by the Company and third parties) and (iii) interviews with parents. The Company's Parent's Partner Plan was designed in part to bridge the gap between what parents look for on a tour of the facility and expect on a day-to-day basis and the requirements of a professionally designed curriculum. The program includes a video and a monthly newsletter that explain the curriculum being provided to the children and guarantees the delivery of daily or weekly (depending on the age of the child) individual progress reports. The Company continually strives to improve its customer retention and increase loyalty by interacting with parents on a daily basis and focusing on meeting and, if possible, exceeding their expectations.

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

     Increase Academy Profitability. The Company plans to improve Academy profitability by increasing capacity utilization and tuition rates, managing costs and leveraging its existing and newly built Academies to achieve economies of scale and synergies. The Company intends to continue to increase capacity utilization by emphasizing local marketing programs and improving customer retention and loyalty. The Company believes it is an industry leader in its commitment to ongoing qualitative and quantitative research to determine customer needs and expectations. Academy Directors use their understanding of the markets in which they operate to cost effectively target parents through customer referrals, the support of community activities and print media and spot radio advertising. In addition, with the implementation of ADMIN, which provides the Company with the information necessary to implement targeted pricing, the Company has the ability to maximize revenue by charging its customers a premium for services in high demand. The ability to control revenue and increase operating efficiency at the point of sale through the implementation of ADMIN also presents an opportunity for the Company to better allocate an Academy Director's time. The Company achieves local economies of scale by employing a cluster strategy of either building in markets where it has existing Academies or entering new markets through the construction of a minimum number of Academies.

     Build Academies and Montessori Schools in Attractive Markets. The Company intends to expand within existing markets and enter new markets with Academies and Montessori schools concentrated in clusters. Over the last three years, the Company has made significant investments in personnel and infrastructure to facilitate the future growth of the Company. The Company currently expects to open approximately 25 and 35 Academies in fiscal 1999 and fiscal 2000, respectively. The Company has targeted 25 MSAs that it believes have favorable characteristics for development, as measured by household income and education levels, population growth, existing competition, labor supply, appropriate real estate, and marketing possibilities. The Company expects to build residential Academies and Montessori schools primarily in higher-end neighborhoods, both of which are anticipated to generate higher operating margins than the average existing Academy. Because of the Montessori schools' success and popularity, management intends to build new Montessori schools and convert certain existing Academies to create new clusters of Montessori schools. Based upon significant input from the Company's field personnel, visits to competitors and focus groups with parents, the Company has recently designed a new prototype for its Academies. New Academies will be approximately 9,500 square feet, built on sites of approximately one acre, have an Operating Capacity of approximately 175 children for residential Academies and 150 children for Montessori schools and incorporate a closed classroom concept. The Company will continue to target profitable opportunities for employer-based Academies and seek to leverage its residential Academy network to meet the needs of its corporate customers.

     Pursue Strategic Opportunities. In addition to accelerating new Academy development, the Company may seek to acquire existing child care centers where demographics and facility conditions complement its business strategy. Management believes the Company's competitive position, economies of scale and financial strength will enable it to capitalize on selective acquisition opportunities in the fragmented child care industry. The Company may also engage in cross-marketing opportunities with manufacturers and marketers of educational products. These opportunities should enable La Petite to further its reputation as an educator and carry the residual benefit of an additional revenue stream.

CURRICULUM

     Residential and Employer-Based Academies. In 1991, the Company, with the assistance of outside educational experts, designed and developed the Journey curriculum to not only maximize a child's cognitive development but also to provide a positive learning experience for the child. The Company believes the Journey curriculum is unsurpassed by the educational materials of any of the major child care providers or its other competitors, many of whom purchase educational materials from third party vendors.

     Journey is an integrated approach to learning, giving children opportunities to learn through all of their senses while stimulating development and learning in all areas. Children progress at their own pace, building skills and abilities in a logical pattern. The Journey curriculum covers children of all ages that La Petite Academy serves. Each level of the curriculum includes:
(i) a parent component; (ii) built-in teacher training; (iii) carefully selected age appropriate materials, equipment and activities; and (iv) a well planned and developed environment.

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     For infants and toddlers, Journey provides activities for a variety of developmental areas such as listening and talking, physical development, creativity and learning from the world around them. As infants become toddlers, more activities focus on nurturing their need for independence and practicing small motor skills that help them to learn to feed themselves, walk and communicate with others. Journey provides songs, fingerplay, art ideas, storytelling tips, building activities and many activities to develop the bodies of toddlers through climbing, pushing and pulling. These activities also build the foundation for social skills such as how to get along with others and how to share.

     The Journey preschool program includes a balance of teacher-directed and child-directed activities which address both the physical and intellectual development of preschool children. Physical activities are designed to increase physical and mental dexterity, specifically hand-eye and large and small muscle coordination. Preschool children also engage in creative and expressive activities such as painting, crafts and music. Intellectual activities are designed to promote language development, pre-reading, writing and thinking skills, imagination through role playing, pretending and problem solving. In addition, Journey enables the children to experience the world around them through geography, Spanish, mathematics and sensorial activities.

     The Journey curriculum for SuperStars consists of providing (i) quiet, private space for them to do homework, (ii) social interaction with children of their own age, (iii) participation in enrichment programs such as arts and crafts and fitness activities and (iv) transportation to and from their elementary schools.

     Montessori Schools. Montessori is a non-traditional method of education in which children work and learn in a highly individualized environment. Montessori materials, combined with the Company's certified Montessori instructors, create a learning environment in which children become energized to explore, investigate and learn. Children work in mixed age group classrooms with attractive, state-of-the-art Montessori materials which have been designed to stimulate each child's interest in reading, mathematics, geography and science. In addition to the Montessori method, Montessori schools provide enrolled children foreign language and computer learning.

ACADEMY NETWORK

     The Company operates three types of child care centers: residential Academies, employer-based Academies and Montessori schools. Academies generally operate year round, five days a week and typically are open from 6:30 AM to 6:30 PM. A child may be enrolled in any of a variety of program schedules from a full-time, five-day-per-week plan to as little as two or three half-days a week. A child attending full-time typically spends approximately nine hours a day, five days per week, at an Academy. The Company's SuperStars program for children ages five to 12 provides extended child care before and after the elementary school day and transportation to and from the elementary school.

     Academy employees include Academy Directors, Assistant Directors (who are generally teachers), full-time and part-time teachers, temporary and substitute teachers, teachers' aides, and non-teaching staff. On average, there are 15 to 20 employees per Academy. Each Academy is managed by an Academy Director. An Academy Director implements Company policies and procedures, but has the autonomy to individualize local operations. Responsibilities of Academy Directors include curriculum implementation, the establishment of daily, weekly and monthly operating schedules, staffing, marketing to develop and increase enrollment and control of operating expenses. Personnel involved in operations as Academy Director and above are compensated in part on the basis of the profitability and level of parent and employee satisfaction of each Academy for which they have managerial responsibility.

     Academy Directors are supervised by a Regional Director. The Company's Regional Directors have an average of 11 years of experience with the Company, typically are responsible for six to 12 Academies and report to one of eight Area Vice Presidents. Regional Directors visit their Academies regularly and are in frequent contact to help make decisions and improvements to program quality and profitability. The eight Area Vice Presidents average in excess of 15 years of experience with the Company.

     Residential Academies. As of March 14, 1998 the Company operated 692 residential Academies in 33 states. Residential Academies are typically located in residential, middle income neighborhoods, and are usually one-story, air-conditioned buildings located on three-quarters of an acre to one acre of land. A typical Academy also has an adjacent playground designed to accommodate the full age range of children attending the school. The last 100 residential Academies built by the Company have an estimated Operating Capacity of 125 children and an average facility size of 6,200 square feet. The Company continues to improve, modernize and renovate existing residential Academies to improve efficiency and operations, to better compete, to respond to the requests of parents and to support the Journey curriculum.

     Residential Academies generally have programs to care for children from toddlers to 12 years old arranged in five age groups. In addition, approximately half of the Academies offer child care for infants, as young as six weeks old. Teacher-student ratios vary depending on state requirements but generally decrease with the older child groups.

     Employer-Based Academies. As of March 14, 1998 the Company operated 32 employer-based Academies, which are similar to residential Academies, but are designed to offer businesses, including government employers and hospitals, on-site employer-sponsored child care. To date, the Company's focus has been principally on developing on-site centers, operating employers' on-site centers through management contracts and providing consulting services for developing and managing centers. At most of the Company's employer-based Academies, the Company collects tuition from its students in the same way as at residential Academies. At some of the employer-based Academies, the Company receives additional payments or support services from the sponsoring employer. At other employer-based Academies, the Company receives a fee in addition to tuition.

     Montessori Schools. As of March 14, 1998 the Company operated 20 Montessori schools in Dallas, Houston, Atlanta and south Florida. Sixteen of the Montessori schools were opened between 1983 and 1989. Two Montessori schools were residential Academies that were recently converted to Montessori formats, one in fiscal 1996 and one in early fiscal 1997. Montessori schools are typically located in upper-middle income areas and feature brick facades and closed classrooms. The Montessori schools typically have lower staff turnover, and their lead teachers are certified Montessori instructors, many of whom are certified through the Company's own training program. In addition, unlike students at residential Academies, Montessori students are enrolled for an entire school year, pay tuition monthly in advance and pay higher tuition rates.

NEW ACADEMY DEVELOPMENT

     The Company intends to expand within existing markets and enter new markets with Academies and Montessori schools concentrated in clusters. In its existing markets, management believes it has developed an effective selection process to identify attractive markets for prospective Academy sites. In evaluating the suitability of a particular location, the Company concentrates on the demographics of its target customer within a two mile radius for residential Academies and a six mile radius for Montessori schools. The Company targets MSAs with benchmark demographics which indicate parent education levels and family incomes combined with high child population growth, and considers the labor supply, cost of marketing and the likely speed and ease of development of Academies in the area. The Company has targeted 25 MSAs that it believes have favorable characteristics for Academy development.

     Newly constructed Academies are generally able to open approximately 36 weeks after the real estate contract is signed. Because a location's early performance is critical in establishing its ongoing reputation, the Academy staff is supported with a variety of special programs to help achieve quick enrollment gains and development of a positive reputation. These programs include special compensation for the Academy Director who opens the new site and investment in local marketing prior to the opening. Historically, new Academies have been profitable within their second year of operation and reached maturity within three years. Management believes that the new site selection and development process, earlier selection and installment of the Academy Director and staff, the increased marketing investment prior to opening, the new design and the rapid access to attendance and tuition information provided by the ADMIN system will reduce the time to maturity of Academies to two years.

     The Company has recently designed new prototypes for residential Academies and Montessori schools, both of which are 9,500 square foot facility prototypes to be built on one acre or more of commercially zoned property. The new residential Academy prototype will have an Operating Capacity for approximately 175 children and is a closed classroom design, without infant rooms, that reflects a preschool environment and supports the latest curriculum improvements. The Montessori school prototype will be divided into six equal-sized classrooms which will each support 25 children, resulting in an Operating Capacity for approximately 150 children. Management believes the new prototypes afford the Company more flexibility to better suit varying site plans and future changes as residential neighborhoods evolve. The new exterior design was developed to enhance the appearance and image of the Academies. The cost to open each of the prototype Academies is estimated at approximately $1.0 million to $1.5 million, of which approximately 85% is typically financed through a sale and leaseback transaction.

TUITION

     Academy tuition depends upon a number of factors including, but not limited to, location of an Academy, age of the child, full or part-time attendance and competition. The Company also provides various tuition discounts primarily consisting of sibling, staff, Corporate Referral Program and Parent's Partner Plan. The Company adjusts tuition for Academy programs by child age-group and program schedule within each Academy on an annual basis each February. Parents also pay an annual registration fee of $40 per child, which is reduced for families with more than one child attending an Academy. Tuition and fees are payable weekly and in advance for most residential and employer-based Academies and monthly and in advance for Montessori schools. Management estimates that state governments pay the tuition for approximately 5% to 10% of the children under the Company's care.

MARKETING AND ADVERTISING

     The Company's marketing program reflects its commitment to ongoing qualitative and quantitative research to determine customer needs, expectations and interpretation of service delivery. For example, the Company's research was instrumental in the development of the Parent's Partner Plan, which was introduced in 1995. The Parent's Partner Plan was designed in part to bridge the gap between what parents look for on a tour of the facility and expect on a day-to-day basis and the requirements of a professionally designed curriculum. This program offers parents such features as flexible absence day options, extended care during holidays and guaranteed parent communications. These features provide tangible benefits to parents, can be universally delivered in a multi-unit environment and were developed directly in response to needs expressed by parents. Customer focus groups and research have also guided the Company in developing and enhancing communications to current and potential parent customers regarding its programs.

     The Company believes that retention of current parents is critical in building brand equity and generating favorable word-of-mouth promotion. The Company's retention activities include 'Gift of Time' (added free child care on certain weekends and during the Christmas holidays), focused parent communication (through videotapes, correspondence and face to face meetings) and fall and spring preschool orientation meetings. The Company's marketing programs include activities to attract new students to support fall enrollment programs. The Company is also establishing programs to broaden parent loyalty beyond the neighborhood Academy to the Company as a whole. These programs include personal welcome calls, e-mail access and a toll-free number to call the Company.

     The remainder of the marketing budget is used to fund activities designed to increase enrollments, with over 50% of the budget supporting the Fall enrollment period. Primary media vehicles are spot radio, which is centrally negotiated and locally approved, direct mail and local print media. The Company also has a web site that allows parents to find the closest La Petite Academy and to learn more about the Journey curriculum. Finally, the Company's Corporate Referral Program offers tuition discounts to employees of preferred corporate clients such as AT&T, Federal Express and Wal-Mart. This program enables the Company to market directly to employees who need preschool and child care services.

     In fiscal 1998, the Company will implement its first coordinated marketing plan to broaden the awareness of its Montessori Unlimited brand. Based on extensive focus group research, the plan will first educate parents generally about Montessori philosophies and techniques, and then inform parents about the Company's Montessori schools and programs.

INFORMATION SYSTEMS

     The Company has recently completed in its residential Academies the installation of the nationwide point of sale information phase of ADMIN. In subsequent phases, ADMIN will automate substantially all of the clerical record keeping functions at an Academy. ADMIN is a proprietary, state of the art, decentralized, multimedia PC-based network that processes transactions, stores data and produces reports locally. Remote host collection of data on a daily, weekly and as needed basis provides timely access to information by senior management, Regional Directors and Area Vice Presidents.

     The point of sale system has been operational in all residential Academies since mid-March 1998 and is being expanded to the Company's Montessori schools and employer-based Academies. The system tracks attendance, revenues, receivables and pricing information. Parents sign their children in and out of an Academy using a ten key pad and PIN number, enabling the Academy Director to have real time access to parent receivables and an Academy's current, past and expected future enrollment by class, day and program. Previously, these records were maintained manually by Academy Directors, consuming eight to ten hours of their time each week, and were subject to clerical error. The time savings enable Academy Directors to spend this time on more valuable tasks such as communicating and interacting with parents and staff. By eliminating clerical errors and ensuring that all service delivery is accounted for, the implementation of the ADMIN point of sale system has increased operating revenue by more than 2% at the 246 Academies which have been operating on the system since January 1, 1998.

     ADMIN provides management weekly access to detailed, accurate information on the Company's operations, facilitating rapid response to any Academy requiring attention. In addition, the new attendance data by class by day will enable future pricing decisions to better target those classes and programs with the greatest demand, enabling the Company to further increase revenues without impacting capacity utilization. By providing student turnover and tenure information, the point of sale system will create a new capability for focusing programs on customer satisfaction and retention.

     Future phases of ADMIN will include labor (which encompasses payroll, benefits and scheduling), cash management, marketing, training and the automation of a number of manual tasks that are currently performed by the Academy Directors or their staff. The investment requirement by these applications is expected to be fairly minimal because the major cost was for the hardware that has already been installed. Management is currently in the process of specifying the functional requirements for the labor module, and the cash management application is in development.

COMPETITION

     The United States preschool education and child care industry is highly fragmented and competitive. The Company's competition consists principally of local nursery schools and child care centers, some of which are non-profit (including church-affiliated centers), providers of services that operate out of their homes and other for profit companies which may operate a number of centers. Local nursery schools and child care centers generally charge less for their services than the Company charges. Many church-affiliated and other non-profit child care centers have no or lower rental costs than the Company, may receive donations or other funding to cover operating expenses and may utilize volunteers for staffing. Consequently, tuition rates at these facilities are commonly lower than the Company's rates. Additionally, fees for home-based care are normally lower than fees for center-based care because providers of home care are not always required to satisfy the same health, safety or operational regulations as the Company's Academies. The Company's competition also consists of other large, national, for profit child care companies that may have more aggressive tuition discounting and other pricing policies than the Company. The Company competes principally by offering trained and qualified personnel, professionally planned educational and recreational programs, well-equipped facilities and additional services such as transportation. In addition, the Company offers a challenging and sophisticated program that emphasizes the individual development of the child. Management believes that the quality of the staff and facilities and the unique programs offered are the principal factors in parents' choice of the Company, although price and location of the facility are also important. For some of the Company's potential customers, the non-profit status of certain of the Company's competitors may be a significant factor in choosing a child care provider.

GOVERNMENT REGULATION

     Child care centers are subject to numerous state and local regulations and licensing requirements, and the Company has policies and procedures in place in order to comply with such regulations and requirements. Although state and local regulations vary greatly from jurisdiction to jurisdiction, government agencies generally review the ratio of staff to enrolled children, the safety, fitness and adequacy of the buildings and equipment, the dietary program, the daily curriculum, staff training, record keeping and compliance with health and safety standards. In certain jurisdictions, new legislation or regulations have been enacted or are being considered which establish requirements for employee background checks or other clearance procedures for new employees of child care centers. In most jurisdictions, governmental agencies conduct scheduled and unscheduled inspections of child care centers, and licenses must be renewed periodically. Failures by an Academy to comply with applicable regulations can subject it to state sanctions, which might include the Academy being placed on probation or, in more serious cases, suspension or revocation of the Academy's license to operate. Management believes the Company is in compliance with all material regulations and licensing requirements applicable to its businesses.

     Certain tax incentives exist for child care programs. Section 21 of the Code provides a federal income tax credit ranging from 20% to 30% of certain child care expenses for 'qualifying individuals' (as defined in the Code). The fees paid to the Company for child care services by eligible taxpayers qualify for the tax credit, subject to the limitations of Section 21 of the Code. In addition to the federal tax credits, various state programs provide child care assistance to low income families. Management estimates 5% to 10% of the Company's operating revenue is generated from such state programs. Although under new legislation, signed by President Clinton in August 1996, additional funding for child care will be available for low income families as part of welfare reform, no assurance can be given that the Company will benefit from any such additional funding.

     The Federal Americans With Disabilities Act (the 'Disabilities Act') prohibits discrimination on the basis of disability in public accommodations and employment. The Disabilities Act became effective as to public accommodations in January 1992 and as to employment in July 1992. Since effectiveness of the Disabilities Act, the Company has not experienced any material adverse impact as a result of the legislation.

TRADEMARKS

     The Company has various registered trademarks covering the name La Petite Academy, its logos, and a number of other names, slogans and designs, including, but not limited to: La Petite Journey, Parent's Partner, SuperStars and Montessori Unlimited. A federally registered trademark in the United States is effective for ten years subject only to a required filing and the continued use of the mark by the registrant. A federally registered trademark provides the presumption of ownership of the mark by the registrant in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. In addition the Company has registered various trademarks in Japan, Taiwan and the Peoples Republic of China. The Company believes that its name and logos are important to its operations and intends to continue to renew the trademark registrations thereof.

INSURANCE

     The Company maintains insurance covering comprehensive general liability, automotive liability, workers' compensation, property and casualty, crime and directors and officers insurance. The policies provide for a variety of coverages, are subject to various limits, and include substantial deductibles or self-insured retention. There is no assurance that claims in excess of, or not included within, the Company's coverage will not be asserted, the effect of which could have an adverse effect on the Company.

     The Company has instituted a number of initiatives to improve risk management and reduce insurance costs. In 1994, the Company switched to a self-insured program for workers' compensation, automotive and general liabilities up to certain retention levels. In 1995, the Company re-bid its entire insurance program, thereby reducing premium costs and increasing coverages. Also in 1995, the Company began a program of actively seeking to close all old open liability and workers' compensation claims and aggressively seeking to close new claims on a timely basis. All student accident and auto claims are now managed and administered in-house by the Company's General Counsel, which has reduced the frequency and severity of liability claims. As a result of all of the aforementioned actions, insurance costs dropped from $9.5 million in fiscal 1995 to $6.2 million in fiscal 1997, representing a 35% reduction.

EMPLOYEES

     As of March 14, 1998, the Company employed 12,582 persons, including eight Area Vice Presidents, 77 Regional Directors, 744 Academy Directors and 120 employees at corporate headquarters. Approximately 93% of these employees are paid on an hourly basis; the remainder are salaried. Because of high employee turnover rates in the child care industry in general, the Company focuses on and emphasizes recruiting and retaining qualified personnel. Management believes that the turnover of the Company's employees is in line with other companies in the industry. The Company's employees are not represented by any organized labor unions or employee organizations and management believes relations with employees are good.

PROPERTIES

     As of March 14, 1998, the Company operated 744 Academies, 675 of which were leased under operating leases, 55 of which were owned and 14 of which were operated in employer-owned centers. In fiscal 1997, the Company opened three new Academies, two of which were employer-based. Most of the Academy leases have 15-year terms, some have 20-year terms, many have renewal options, and substantially all require the Company to pay utilities, maintenance, insurance and property taxes. In addition, some of the leases provide for contingent rentals if the Academy's operating revenue exceeds certain base levels.

     Because of the different licensing requirements and design features, Academies vary in size and Licensed Capacity. Academies typically contain 5,400, 6,700 or 7,800 square feet and Licensed Capacity for the same size building varies from state to state because of different licensing requirements.

     The following table summarizes Academy openings and closings for the indicated periods.

FISCAL YEAR                                                                     1993(A)    1994    1995    1996    1997
-----------------------------------------------------------------------------   -------    ----    ----    ----    ----
Academies:
Open at Beginning of Period..................................................     785      788     787     786     751
Opened During Period.........................................................       5       12       5      11       3
Closed During Period.........................................................      (2)     (13)     (6)    (46)     (9)
                                                                                -------    ----    ----    ----    ----
Open at End of Period........................................................     788      787     786     751     745
                                                                                -------    ----    ----    ----    ----
                                                                                -------    ----    ----    ----    ----

------------------

(a) Fiscal year end changed from December 31 to the last Saturday in August. Fiscal 1993 represents the eight months from January 1, 1993 to August 28, 1993.

     The residential and employer-based Academies and Montessori schools operated by the Company as of March 14, 1998 were located as follows:

                                                                                        EMPLOYER-
                                                                         RESIDENTIAL      BASED      MONTESSORI
STATE                                                                     ACADEMICS     ACADEMICS     SCHOOLS      TOTAL
----------------------------------------------------------------------   -----------    ---------    ----------    -----
Alabama...............................................................        14             4           --          18
Arizona...............................................................        23             1           --          24
Arkansas..............................................................         8            --           --           8
California............................................................        55             4           --          59
Colorado..............................................................        24             1           --          25
Delaware..............................................................         1            --           --           1
Florida...............................................................        94             2            3          99
Georgia...............................................................        48            --            6          54
Illinois..............................................................        16            --           --          16
Indiana...............................................................        15             2           --          17
Iowa..................................................................         9            --           --           9
Kansas................................................................        21             1           --          22
Kentucky..............................................................         4            --           --           4
Louisiana.............................................................        --             1           --           1
Maryland..............................................................        11             3           --          14
Minnesota.............................................................        --             1           --           1
Mississippi...........................................................         3            --           --           3
Missouri..............................................................        29             1           --          30
Nebraska..............................................................        10            --           --          10
Nevada................................................................         9            --           --           9
New Jersey............................................................         2            --           --           2
New Mexico............................................................         4            --           --           4
North Carolina........................................................        30            --           --          30
Ohio..................................................................        16             1           --          17
Oklahoma..............................................................        23             2           --          25
Oregon................................................................         4            --           --           4
Pennsylvania..........................................................         3             3           --           6
South Carolina........................................................        24            --           --          24
Tennessee.............................................................        26             1           --          27
Texas.................................................................       108            --           11         119
Utah..................................................................         4             1           --           5
Virginia..............................................................        36            --           --          36
Washington............................................................        15             1           --          16
Wisconsin.............................................................         2            --           --           2
Wyoming...............................................................         1            --           --           1
District of Columbia..................................................        --             2           --           2
                                                                             ---            --           --        -----

                                                                             692            32           20         744
                                                                             ---            --           --        -----
                                                                             ---            --           --        -----

LEGAL PROCEEDINGS

     From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company believes that it is not presently a party to any litigation the outcome of which would have a material adverse effect on its financial condition or results of operations. The Company maintains insurance coverage against claims in an amount which it believes to be adequate.

                                   MANAGEMENT

     The following table sets forth the name, age and current position held by the persons who are the directors and executive officers of the Company:

NAME                                               AGE   POSITION
------------------------------------------------   ---   ------------------------------------------------
James R. Kahl...................................   56    Chairman of the Board, Chief Executive Officer,
                                                         President and Director
Rebecca L. Perry................................   43    Executive Vice President, Operations
David J. Anglewicz..............................   50    Senior Vice President, Facility Services
Phillip M. Kane.................................   50    Senior Vice President, Finance and Chief
                                                         Financial Officer
Mary Jean Wolf..................................   60    Senior Vice President, Organizational Services
Mitchell J. Blutt, M.D..........................   41    Director
Robert E. King..................................   62    Director
Stephen P. Murray...............................   35    Director
Brian J. Richmand...............................   44    Director

     The business experience during the last five years and other information relating to each executive officer and director of the Company is set forth below:

     James R. Kahl became Chairman of the Board upon consummation of the Transactions. Mr. Kahl has been a Director of the Company since September 1993, the Chief Executive Officer of the Company since July 1993 and President since May 1997. Mr. Kahl was an Executive Vice President at Knott's Berry Farm from 1991 to February 1993. From 1988 to 1991, Mr. Kahl was the Senior Vice President, Operations of the Contract Food and Services Division, Health Care and Education Group at the Marriott Corporation in Washington, D.C. From 1982 to 1988, Mr. Kahl held various other executive positions with the Marriott Corporation. Prior to joining the Marriott Corporation, Mr. Kahl held various positions with Arthur Andersen & Co. between 1964 and 1982, including Partner and Managing Partner. He has an M.B.A. from the University of Wisconsin and is a Certified Public Accountant. Mr. Kahl is a director of Integrated Medical Resources.

     Rebecca L. Perry has been Executive Vice President of Operations since May 1997. From July 1993 to May 1997, Ms. Perry was a Senior Vice President and Eastern Operating Officer. From 1988 to June 1993, she was Assistant Vice President of Operations with supervisory responsibility for the operations of the Company in 14 southern and midwestern states. From 1985 to 1988, she served as Divisional Director of Florida and from 1981 to 1985, she served as Regional Director of Tampa.

     David J. Anglewicz has been Senior Vice President, Facility Services since March 1997. From July 1993 to March 1997, Mr. Anglewicz was Executive Vice President-Property Development and Chief Administrative Officer. Mr. Anglewicz has been involved in the development of over 500 of the Academies throughout the United States since he joined the Company in 1985. Mr. Anglewicz has an M.B.A. from the University of Illinois and a B.S. from the Lawrence Institute of Technology.

     Phillip M. Kane has been Senior Vice President, Finance and Chief Financial Officer since 1994. From 1989 to 1993, Mr. Kane was the Chief Financial Officer of the U.S. Department of Housing and Urban Development. From 1974 to 1989, Mr. Kane held various financial management positions with Knight-Ridder, including Vice President and Controller. Prior to joining Knight-Ridder, Mr. Kane was associated with Arthur Andersen & Co. Mr. Kane has a B.A. from the University of Miami (Fla.) and is a Certified Public Accountant.

     Mary Jean Wolf has been Senior Vice President, Organizational Services since August 1997. From September 1991 to August 1997, Ms. Wolf was an independent consultant specializing in executive transition and other human resources issues. From July 1987 to June 1991, she was a Senior Vice President and Chief Human Resource Officer with Dime Savings Bank of New York, and from September 1978 to December 1985, she was Vice President of Personnel with Trans World Airlines. Ms. Wolf has a B.S. from Drexel University and an M.B.A. from New York University Graduate School of Business.

     Mitchell J. Blutt, M.D. became a Director of the Company upon consummation of the Transactions. Dr. Blutt has been an Executive Partner of CCP since December 1992. From December 1988 to November 1992 he was a General Partner of CCP. Dr. Blutt has a B.A. and a M.D. from the University of Pennsylvania and an M.B.A. from The Wharton School of the University of Pennsylvania. He is a director of the Hanger Orthopedic Group, UtiliMed, Vista Healthcare Asia, Pte., Ltd., Senior Psychology Services Management, Medical Arts Press and Fisher Scientific International, Inc., among others.

     Robert E. King became a Director of the Company upon consummation of the Transactions. Mr. King is Chairman of Salt Creek Ventures, LLC, a company he founded in 1994. Salt Creek Ventures, LLC is an organization specializing in equity investments in software, computer services, transaction processing and other information-based companies. Mr. King has been involved over the past 33 years as a corporate executive and entrepreneur in technology-based companies. From 1983 to 1994, he was President and Chief Executive Officer of The Newtrend Group. Mr. King has participated as a founding investor in five companies. Mr. King has a B.A. from Northwestern University. He serves on the Board of Directors of DeVRY, Inc., U.S. Servis, Inc., American Floral Services, Inc. and Collegis, Inc.

     Stephen P. Murray became a Director of the Company upon consummation of the Transactions. Mr. Murray has been a General Partner of CCP since June 1994. From November 1988 to June 1994, Mr. Murray was a Principal at CCP. Prior thereto, he was a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray has a B.A. from Boston College and an M.B.A. from Columbia Business School. He is a director of The Vitamin Shoppe, Home Products, Inc., Futurecall Telemarketing, American Floral Services, The Cornerstone Group, Medical Arts Press and Regent Lighting Corporation.

     Brian J. Richmand became a Director of the Company upon consummation of the Transactions. Mr. Richmand has been a General Partner of CCP since August 1993. From 1986 to August 1993, Mr. Richmand was a partner with the law firm of Kirkland & Ellis. He has a B.S. from The Wharton School of the University of Pennsylvania and a J.D. from Stanford Law School. Mr. Richmand is a director of OCI Holdings Corp., Riverwood International Corp., Qualitech Steel Corporation and Western Pork Production Corporation.

     Upon consummation of the Transactions, the Investor became entitled to nominate four directors to Parent's board. One of such directors, Robert E. King, is entitled to three votes as a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors of the Company has an Audit Committee consisting of James R. Kahl, Robert E. King and Stephen P. Murray, and a Compensation Committee consisting of Mitchell J. Blutt, M.D., Brian J. Richmand and ex-officio member James R. Kahl. The Audit Committee reviews the scope and results of audits and internal accounting controls and all other tasks performed by the independent public accountants of the Company. The Compensation Committee determines compensation for executive officers of the Company and will administer the New Option Plan.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The members of the Board of Directors do not receive compensation for their service on the Board of Directors or any committee thereof but will be reimbursed for their out-of-pocket expenses. The Company may, in the future, have persons who are neither officers of the Company nor affiliated with CCP or the Investor serve on its Board of Directors. Such persons may receive customary compensation for services on the Board of Directors of the Company.

     The following table provides certain summary information concerning compensation earned for fiscal 1997, fiscal 1996 and fiscal 1995 paid to the Company's Chief Executive Officer and the three next most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                                         NUMBER OF
                                                                     COMPENSATION FOR THE PERIOD(A)     SECURITIES
                                                                     -------------------------------    UNDERLYING
                                                                     FISCAL                             OPTIONS/SAR
NAME AND PRINCIPAL POSITION                                           YEAR      SALARY       BONUS        AWARDS
------------------------------------------------------------------   ------    --------    ---------    -----------
James R. Kahl
  Chief Executive Officer and President...........................     1997    $280,000    $ 125,000       10,000
                                                                       1996     265,000      142,500
                                                                       1995     239,200       20,000
Rebecca L. Perry
  Executive Vice President, Operations............................     1997     130,000       60,000        1,000
                                                                       1996     110,000       40,900        5,000
                                                                       1995      90,000        9,000
David J. Anglewicz
  Senior Vice President, Facility Services........................     1997     150,000       15,000
                                                                       1996     142,000       35,000
                                                                       1995     135,000        7,000
Phillip M. Kane
  Senior Vice President, Finance and Chief Financial Officer......     1997     160,000       28,000        1,000
                                                                       1996     150,000       41,400        5,000
                                                                       1995     125,000        9,500

------------------
(a) Perquisites and other personal benefits for fiscal 1997, 1996 and 1995 paid to the named officers did not, as to any of them, exceed the lesser of $50,000 or 10 percent of the sum of their respective salary and bonus.

     The Company previously issued stock options to James R. Kahl, Rebecca L. Perry and Phillip M. Kane to purchase common stock of the Parent. As part of the Recapitalization, Mr. Kahl and Mr. Kane continue to hold certain existing options.

EMPLOYMENT CONTRACTS

     The Company entered into employment agreements, each dated as of the date of the closing of the Transactions (the 'Employment Agreements'), with James R. Kahl, Rebecca L. Perry and Phillip M. Kane. The Employment Agreements provide for Mr. Kahl, Ms. Perry and Mr. Kane to receive a base salary, subject to annual performance adjustments, of $297,500, $172,500 and $170,000, respectively, plus a bonus of up to 180%, 75% and 75%, respectively, of base salary. The terms of the Employment Agreement are as follows: for Mr. Kahl, four years, for Ms. Perry, one year and for Mr. Kane, one year, in each case subject to one year automatic renewals. Each Employment Agreement also provides that the executive is entitled to participate in the health and welfare benefit plans available to the Company's other senior executives. The Employment Agreements provide for severance in the case of a termination without 'cause' or a resignation with 'good reason' (each as defined in the applicable Employment Agreement) in an amount equal to the base salary plus bonus for Mr. Kahl, and in an amount equal to the base salary for Ms. Perry and Mr. Kane. If Mr. Kahl terminates his employment with good reason after a change of control, Mr. Kahl would be entitled to two years' base salary and bonus. The Employment Agreements also contain customary non-disclosure, non-competition and non-solicitation provisions.

NEW OPTION PLAN

     After consummation of the Transactions, the Parent adopted the New Option Plan pursuant to which options with respect to 8.5% of the Parent's common stock, on a fully diluted basis, are available for grant. The new options will be allocated in amounts to be agreed upon between the Investor and the Parent. Seventy-five percent of the new options will vest over four years and twenty-five percent of the new options will vest if certain transactions are consummated which generate certain minimum returns to the Investor. The exercise price for the time vesting options will be 50% of the per share price paid by the Investor for its common stock of the Parent and the exercise price for the remaining options will be 100% of the per share price paid by the Investor for its common stock of the Parent. The new options will expire 10 years from the date of grant.

CHANGE IN CONTROL SEVERANCE ARRANGEMENTS

     Pursuant to the severance policy of the Company, in the event of a change in control of the Company, certain employees will be entitled to severance payments if they are terminated or constructively discharged within 12 months of the change of control. The amounts of such severance payments are as follows:
(a) executive or senior level officers reporting to the Chief Executive Officer and President: 12 months' salary, (b) other officers: 6 months' salary, (c) other directors (not including board members) and managers: 3 months' salary,
(d) Regional Directors: 2 months' salary and (e) Academy Directors: 6 weeks' salary.

TRANSACTION BONUSES

     In connection with the Recapitalization, the former controlling stockholders of the Company paid transaction bonuses to certain employees of the Company upon the close of the Transactions. The former controlling stockholders paid transaction bonuses of $400,000, $150,000, $75,000, $150,000 and $10,000 to
James R. Kahl, Rebecca L. Perry, David J. Anglewicz, Phillip M. Kane and Mary Jean Wolf, respectively.

                            OWNERSHIP OF SECURITIES

     All of the common stock of the Company is held by Parent. The Investor owns approximately 90.3% of the outstanding common stock of Parent (approximately 80.5% on a fully diluted basis, including the warrants described below) and Vestar and management of the Company (including James R. Kahl) own approximately 9.7% of the outstanding common stock of Parent (approximately 19.5% on a fully diluted basis). In connection with the purchase of preferred stock of Parent, the Investor received warrants to purchase up to 6.0% of Parent's outstanding common stock on a fully diluted basis.

     In connection with the Recapitalization, the Investor purchased redeemable preferred stock of Parent (the 'Preferred Stock') and warrants to purchase up to 6.0% of the Parent's common stock on a fully diluted basis for aggregate cash consideration of $30.0 million, the proceeds of which were contributed by Parent to the Company as common equity. The Preferred Stock is not redeemable at the option of the holder prior to the maturity of the Notes and dividends are not payable in cash prior to the seventh anniversary of the consummation of the Transactions. Thereafter, dividends may be paid in cash by Parent subject to any restrictions contained in the Company's indebtedness, including the Credit Agreement and the Indenture.

     Following the consummation of the Recapitalization, Parent and its stockholders, including all holders of options and warrants, entered into a stockholders' agreement (the 'Stockholders' Agreement'). The Stockholders' Agreement contains restrictions on the transferability of Parent's common stock, subject to certain exceptions. The Stockholders' Agreement also contains provisions regarding the designation of members of the Board of Directors and other voting arrangements. The Stockholders' Agreement will terminate at such time as the Parent consummates a qualified public offering.

     The Stockholders' Agreement restricts transfers of common stock of Parent by, among other things, (a) granting rights to all stockholders to tag along on certain sales of stock by the Investor and management, (b) granting rights to the Investor to force the other stockholders to sell their common stock on the same terms as sales of common stock by the Investor and (c) granting preemptive rights to all holders of 2% or more of the Parent's common stock in respect of sales by other stockholders.

     The Stockholders' Agreement provides that Parent's Board of Directors will be comprised initially of five directors. The Investor is entitled to designate four of the directors and James R. Kahl serves as the fifth director (so long as he is employed by the Company). One of such directors, Robert E. King, is entitled to three votes as a director.

     The Stockholders' Agreement also contains covenants in respect of the delivery of certain financial information to Parent's stockholders and granting access to Parent's records to holders of more than 2% of the Parent's common stock.

     A majority of the economic interests of the Investor is owned by CCP and a majority of the voting interests of the Investor is owned by an entity controlled by Robert E. King, a Director of the Company. However, pursuant to the Operating Agreement, the Investor has granted to CCP the right to elect a majority of the directors of the Investor if certain triggering events occur and the Investor agreed not to take certain actions in respect of the common stock of Parent held by the Investor without the consent of CCP.

     In connection with the Recapitalization, Parent and its stockholders following consummation of the Recapitalization entered into a registration rights agreement (the 'Registration Rights Agreement'). The Registration Rights Agreement grants stockholders demand and incidental registration rights with respect to shares of capital stock held by them and contains customary terms and provisions with respect to such registration rights.

     All of the common stock of the Company is held by Parent. All the outstanding shares of preferred stock is owned by the Investor, and approximately 80.5% of the fully diluted common stock of Parent is owned by the Investor. A majority of the voting interests of the Investor is owned by an entity controlled by Robert E. King, a Director of the Company, and a majority of the economic interests of the Investor is owned by CB Capital Investors, L.P. ('CBCI'), an affiliate of CCP. As a licensed small business investment company (an 'SBIC'), CBCI is subject to certain restrictions imposed upon SBICs by the regulations established and enforced by the United States Small Business Administration. Among these restrictions are certain limitations on the extent to which an SBIC may exercise control over companies in which it invests. As a result of these restrictions, unless certain events described in the Operating Agreement occur, CBCI may not own or control a majority of the outstanding voting stock of the Investor or designate a majority of the members of the Board of Directors. Accordingly, while CBCI owns a majority of the economic interests of the Investor, CBCI owns less than a majority of the Investor's voting stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Chase Securities Inc. ('CSI'), one of the Initial Purchasers, is an affiliate of Chase (as defined), an agent and a lender to the Company under the Credit Agreement. The Investor, an affiliate of CCP and CSI, owns approximately 90.3% of the outstanding common stock of the Parent (approximately 80.5% on a fully diluted basis). The Investor owns $30 million of redeemable preferred stock of Parent and warrants to purchase 6.0% of the common stock of Parent on a fully diluted basis. Certain Partners of CCP are members of the Board of Directors of the Company. See 'Management.' In addition, CSI, Chase and their affiliates perform various investment banking and commercial banking services on a regular basis for affiliates of the Company.

     In connection with the Recapitalization, CBCI entered into an indemnification agreement with Robert E. King, a director of the Company, pursuant to which CBCI has agreed to indemnify Mr. King for any losses, damages or liabilities and all expenses incurred or sustained by Mr. King in his capacity as a manager, officer or director of the Investor or any of its subsidiaries, including Parent and the Company.

     NationsBanc Montgomery Securities LLC, one of the Initial Purchasers, is an affiliate of NationsBank (as defined), an agent and a lender to the Company under the Credit Agreement.

     In connection with the Recapitalization, the Company paid transaction bonuses to certain employees of the Company. See 'Management--Transaction Bonuses.'

                      DESCRIPTION OF THE CREDIT AGREEMENT

     The following is a summary of the material terms of the Credit Agreement among the Company, Parent, certain financial institutions party thereto, NationsBank, N.A. ('NationsBank'), as administrative agent, and The Chase Manhattan Bank ('Chase'), as syndication agent. The following summary is qualified in its entirety by reference to the Credit Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

THE FACILITIES

     Structure. The Credit Agreement provides for (a) the Term Loan Facility in an aggregate principal amount of $40 million and (b) the Revolving Credit Facility providing for revolving loans to the Company, swingline loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal amount (including swingline loans and the aggregate stated amount of letters of credit) of $25 million.

     Availability. Availability under the Credit Agreement is subject to various conditions precedent typical of bank loans, and the commitment of Chase and NationsBank to provide financing under the Credit Agreement is also subject to, among other things, the absence of any event, condition or circumstance that has had or is reasonably likely to have a material adverse effect on the business, operations, properties, assets, liabilities or financial condition of Parent, the Company and its subsidiaries, taken as a whole. The full amount of the Term Loan Facility was drawn at the closing of the Transactions and amounts repaid or prepaid will not be able to be reborrowed. Amounts under the Revolving Credit Facility will be available on a revolving basis.

INTEREST

     Borrowings under the Credit Agreement will bear interest at a rate per annum equal (at the Company's option) to: (a) an adjusted London inter-bank offered rate ('LIBOR') plus a percentage based on the Company's financial performance or (b) a rate equal to the highest of Chase's published prime rate, a certificate of deposit rate plus 1% and the Federal Funds effective rate plus 1/2 of 1% ('ABR') plus, in each case a percentage based on the Company's financial performance. The borrowing margins applicable to the Credit Agreement are initially 3.25% for LIBOR loans and 2.25% for ABR loans. Amounts outstanding under the Credit Agreement not paid when due bear interest at a default rate equal to 2.00% above the rates otherwise applicable to the loans under the Credit Agreement.

FEES

     The Company has agreed to pay certain fees with respect to the Credit Agreement, including (i) fees on the unused commitments of the lenders equal to 1/2 of 1% on the undrawn portion of the commitments in respect of the Credit Agreement (subject to a reduction based on the Company's financial performance);
(ii) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR loans under the Revolving Credit Facility and a 1/4 of 1% per annum issuing bank fee for the letter of credit issuing bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees.

SECURITY; GUARANTEES

     The obligations of the Company under the Credit Agreement are irrevocably guaranteed, jointly and severally, by Parent and by each existing and subsequently acquired or organized subsidiary of the Company. In addition, the Credit Agreement and the guarantees thereunder are secured by substantially all of the assets of the Parent, the Company and its domestic subsidiaries (collectively, the 'Collateral'), including but not limited to (i) a first priority pledge of all the capital stock of the Company and of each existing and subsequently acquired or organized subsidiary of the Company and (ii) a perfected first priority security interest in, and mortgage on, substantially all tangible and intangible assets of the Company and the guarantors (including, but not limited to, accounts receivable, documents, inventory, equipment, investment property, general intangibles, real property, cash and cash accounts and proceeds of the foregoing, but excluding leasehold interests), in each case subject to certain exceptions.

COMMITMENT REDUCTIONS AND REPAYMENTS

     The Credit Agreement will mature on the date that is seven years after the closing of the Transactions. The Term Loan Facility amortizes in an amount equal to (a) $1.0 million in each of the first five years of the Term Loan Facility,
(b) $10.0 million in the sixth year thereof and (c) $25.0 million in the seventh year thereof. In addition, the Term Loan Facility is subject to mandatory prepayment and reductions in an amount equal to (a) 100% of the net cash proceeds of certain equity issuances by Parent, the Company or any of its subsidiaries, (b) 100% of the net cash proceeds of certain debt issuances of Parent, the Company or any of its subsidiaries, (c) 75% of the Company's excess cash flow (subject to a reduction to 50% based on the Company's financial performance) and (d) 100% of the net cash proceeds of certain asset sales or other dispositions of property by Parent, the Company or any of its subsidiaries, in each case subject to certain exceptions.

AFFIRMATIVE, NEGATIVE AND FINANCIAL COVENANTS

     The Credit Agreement contains a number of covenants that, among other things, restrict the ability of Parent, the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur or guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Credit Agreement requires Parent to comply with specified financial ratios and tests, including a maximum leverage ratio, a fixed charge coverage ratio and a minimum EBITDA (to be defined in the Credit Agreement) test. The Credit Agreement also contains provisions that will prohibit any modifications of the Indenture in any manner adverse to the lenders under the Credit Agreement and that limit the Company's ability to refinance or otherwise prepay the Notes without the consent of such lenders.

EVENTS OF DEFAULT

     The Credit Agreement contains customary events of default, including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default to certain other indebtedness, bankruptcy, ERISA events, material judgments and liabilities, actual or asserted invalidity of any material security interest and change of control.

                              DESCRIPTION OF NOTES

GENERAL

     The Old Notes were, and the New Notes will be, issued under an Indenture (the 'Indenture') among the Company, Capital Corp., the Guarantors and PNC Bank, National Association, as trustee (the 'Trustee'). The terms of the New Notes are identical in all respects to the Old Notes, except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and will not contain provisions providing for the payment of liquidated damages under certain circumstances relating to the Registration Rights Agreement, which provisions will terminate upon the consummation of the Exchange Offer. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under 'Certain Definitions.'

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Issuers in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee in New York, New York), except that, at the option of the Issuers, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.

     The Notes are issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     The Indenture provides for the issuance of up to $100 million aggregate principal amount of additional Notes having terms and conditions identical to those of the Notes offered hereby (the 'Additional Notes'), subject to compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes offered hereby and will vote on all matters with the Notes offered hereby. Unless the context otherwise requires, for purposes of this 'Description of Notes,' references to the Notes include Additional Notes.

TERMS OF THE NOTES

     The Notes are unsecured senior obligations of the Issuers, limited to $145 million aggregate principal amount, and mature on May 15, 2008. Each Note bears interest at a rate of 10% per annum from May 11, 1998, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date on May 15 and November 15 of each year, commencing November 15, 1998. The Company will pay interest on overdue principal at 1% per annum in excess of such rate, and it will pay interest on overdue installments of interest at such higher rate to the extent lawful.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes are not redeemable at the option of the Company prior to May 15, 2003. From and after May 15, 2003, the Notes will be redeemable at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date

(subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 15 of the years set forth below:

YEAR                                                       REDEMPTION PRICE
--------------------------------------------------------   ----------------
2003....................................................   105.000%
2004....................................................   103.333%
2005....................................................   101.667%
2006 and thereafter.....................................   100.000%

     In addition, at any time and from time to time prior to May 15, 2001, the Issuers may redeem up to a maximum of 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) with the proceeds of one or more Public Equity Offerings by the Company or Parent following which there is a Public Market, at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding. Any such redemption shall be made within 60 days of such Public Equity Offering upon not less than 30 nor more than 60 days' notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

SELECTION

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest (if any) on, the Notes to be redeemed.

RANKING

     The indebtedness evidenced by the Notes is unsecured Senior Indebtedness of the Issuers, ranks pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Obligations of the Issuers. The Notes are effectively subordinated to any Secured Indebtedness of the Issuers and their respective Subsidiaries to the extent of the value of the assets securing such Indebtedness.

     As of March 14, 1998, after giving pro forma effect to the Recapitalization, the Offering, the Transactions and the application of the net proceeds therefrom as described under 'Use of Proceeds,' (i) the outstanding Senior Indebtedness of the Company would have been $187.1 million, of which $42.1 million would have been Secured Indebtedness (exclusive of unused commitments under the Credit Agreement), and (ii) the Guarantor would have had no Senior Indebtedness outstanding (exclusive of guarantees of Indebtedness under the Credit Agreement (all of which would have been Secured Indebtedness) and the Guarantee). Although the Indenture will contain limitations on the amount of additional Indebtedness which the Company may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness and may be Secured Indebtedness. See '--Certain Covenants--Limitation on Indebtedness.'

GUARANTEES

     The Company's existing Subsidiary and certain future Subsidiaries of the Company (as described below), as primary obligors and not merely as sureties, jointly and severally irrevocably and unconditionally guarantee on an unsecured senior basis the performance and full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, or interest on, and liquidated damages in respect of, the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the 'Guaranteed Obligations') by executing a Guarantee dated on and as of the Closing Date (or the date a Subsidiary becomes a Restricted Subsidiary). Such Guarantors agree to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under any Guarantee. Each Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. After the Closing Date, the Company will cause each Restricted Subsidiary that Incurs Indebtedness to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will guarantee payment of the Notes. See '--Certain Covenants--Future Guarantors.'

     Each Guarantee is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations, (b) be binding upon each Guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the Trustee, the Holders and their successors, transferees and assigns.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a 'Change of Control'), each Holder will have the right to require the Issuers to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

           (i) prior to the earlier to occur of (A) the first public offering of common stock of Parent or (B) the first public offering of common stock of the Company, the Permitted Holders cease to be the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, whether as a result of issuance of securities of Parent or the Company, any merger, consolidation, liquidation or dissolution of Parent or the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (i) and clause (ii) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the 'specified entity') held by any other entity (the 'parent entity') so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

           (ii) (A) any 'person' (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above, except that for purposes of this clause (ii) such person shall be deemed to have 'beneficial ownership' of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders 'beneficially own' (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (ii)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders 'beneficially own' (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

          (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or Parent, as the case may be (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or Parent, as applicable, was approved (x) in accordance with the Stockholders Agreement, (y) by the Permitted Holders or (z) by a vote of 66 2/3% of the directors of the Company or Parent, as applicable, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company or Parent, as applicable, then in office;

           (iv) the adoption of a plan relating to the liquidation or dissolution of the Company or Parent; or

           (v) the merger or consolidation of the Company or Parent with or into another Person or the merger of another Person with or into the Company or Parent, or the sale of all or substantially all the assets of the Company or Parent to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Company or Parent, as the case may be, that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company or Parent, as applicable, are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

     Within 30 days following any Change of Control, the Issuers shall mail a notice to each Holder with a copy to the Trustee (the 'Change of Control Offer') stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Issuers to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Issuers, consistent with this covenant, that a Holder must follow in order to have its Notes purchased.

     The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The Issuers will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Issuers and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company or Parent would decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's or Parent's capital structure or credit ratings. Restrictions on the ability of the Issuers to incur additional Indebtedness are contained in the covenant described under '--Certain Covenants--Limitation on Indebtedness'. Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     The occurrence of certain of the events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased

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

upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Issuers to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers. Finally, the Issuers' ability to pay cash to the Holders upon a repurchase may be limited by the Issuers' then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relative to the Issuers' obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

CERTAIN COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or any Restricted Subsidiary may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Consolidated Coverage Ratio would be greater than 2.00:1.00.

     (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

            (i) Bank Indebtedness Incurred pursuant to the Credit Agreement in an aggregate principal amount not to exceed $65.0 million less the aggregate amount of all prepayments of principal applied to permanently reduce any such Indebtedness;

           (ii) Indebtedness of the Company owed to, and held by, any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owed to, and held by, the Company or any Wholly Owned Subsidiary; provided, however, that (i) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof and (ii) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

           (iii) Indebtedness (A) represented by the Notes (not including any Additional Notes) and the Guarantees, (B) outstanding on the Closing Date (other than the Indebtedness described in clauses (i) and (ii) above), (C) consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iii) or clause (v) (including Indebtedness Refinancing, Refinancing Indebtedness) or the foregoing paragraph (a) or (D) consisting of guarantees of any Indebtedness permitted under clauses (i) and (ii) of this paragraph (b);

           (iv) Indebtedness (A) in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business and (B) under Interest Rate Agreements entered into for bona fide hedging purposes of the Company in the ordinary course of business; provided, however, that such Interest Rate Agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or by reason of fees, indemnities and compensation payable thereunder;

            (v) Purchase Money Indebtedness (including Capitalized Lease Obligations) in an aggregate principal amount not in excess of $10.0 million at any time outstanding;

           (vi) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its incurrence;

           (vii) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of

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     Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary of the Company (provided that contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will be deemed not to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including noncash proceeds (the fair market value of such noncash proceeds being measured at the time it is received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition; or

          (viii) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause
     (viii) and then outstanding, shall not exceed $10.0 million.

     (c) Notwithstanding the foregoing, the Company may not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

     (d) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant, (i) Indebtedness Incurred pursuant to the Credit Agreement prior to or on the Closing Date shall be treated as Incurred pursuant to clause (i) of paragraph (b) above, (ii) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and (iii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

     Limitation on Restricted Payments. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) or similar payment to the direct or indirect holders of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a 'Restricted Payment') if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under '--Limitation on Indebtedness'; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Closing Date would exceed the sum of: (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal

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

quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to (x) a Subsidiary of the Company or (y) an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Closing Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the fair market value of other property distributed by the Company or any Restricted Subsidiary upon such conversion or exchange); (D) 100% of the aggregate amount of cash and marketable securities contributed to the capital of the Company after the Closing Date; and (E) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investment') not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

     (b) The provisions of the foregoing paragraph (a) will not prohibit: (i) any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries); provided, however, that (A) such Restricted Payment will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale applied in the manner set forth in this clause (i) will be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above; (ii) any purchase, repurchase redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under '--Limitation on Indebtedness'; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under '--Limitation on Sales of Assets and Subsidiary Stock'; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments; (v) the repurchase or other acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $250,000 in any calendar year; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments; (vi) payment of dividends, other distributions or other amounts by the Company for the purposes set forth in clauses (A) through (C) below; provided, however, that such dividend, distribution or amount set forth in clause (C) shall be included in the calculation of the amount of Restricted Payments for the purposes of paragraph (a) above: (A) to Parent in amounts equal to the amounts required for Parent to pay franchise taxes and other fees required to maintain its corporate existence and provide for other operating costs of up to $500,000 per fiscal year; (B) to Parent in amounts equal to amounts required for Parent to pay Federal, state and local income taxes to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries (and, to the extent of amounts actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries); (C) to Parent in amounts equal to amounts expended by Parent to repurchase Capital

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

Stock of Parent owned by former employees of the Company or its Subsidiaries or their assigns, estates and heirs; provided, however, that the aggregate amount paid, loaned or advanced to Parent pursuant to this clause (C) shall not, in the aggregate, exceed $1.5 million per fiscal year of the Company plus any unused amounts from any immediately preceding fiscal year, up to a maximum aggregate amount of $5.0 million during the term of the Indenture, plus any amounts contributed by Parent to the Company as a result of resales of such repurchased shares of Capital Stock; or (vii) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Closing Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8, provided, however, that such dividends will be included in the calculation of the amount of Restricted Payments for purposes of paragraph (a) above.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except: (1) any encumbrance or restriction pursuant to applicable law or an agreement in effect at or entered into on the Closing Date; (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company) and outstanding on such date; (3) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, (B) that is or was created by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements; (4) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; (5) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; or
(6) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (1) through (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any agreement relating to such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements relating to the Indebtedness being Refinanced.

     Limitation on Sales of Assets and Subsidiary Stock. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value of the shares and assets subject to such Asset Disposition, (ii) at least 85% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash, provided that with respect to the sale or other disposition of an operational Academy, the Company shall be deemed to be in compliance with this clause (ii) if the Consolidated Coverage Ratio after giving effect to such sale or disposition and the application of proceeds received therefrom is greater than or equal to the Consolidated Coverage Ratio immediately prior to giving effect to such sale or disposition and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company elects (or is required by the terms of any Indebtedness) to prepay, repay, redeem or purchase Indebtedness of the Company outstanding under the Credit Agreement within 18 months after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to

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the extent the Company or such Restricted Subsidiary elects, to reinvest in
Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 18 months from the later of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses
(A) and (B), to make an Offer (as defined below) to purchase Notes pursuant to and subject to the conditions set forth in section (b) of this covenant; provided, however, that if the Company elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the Notes and other Senior Indebtedness of the Company, and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), to (x) acquire Additional Assets (other than Indebtedness and Capital Stock) or (y) prepay, repay or purchase Indebtedness of the Company (other than Indebtedness owed to an Affiliate of the Company and other than Disqualified Stock of the Company) or Indebtedness of any Restricted Subsidiary (other than Indebtedness owed to the Company or an Affiliate of the Company), in each case described in this clause (D) within 18 months from the receipt of such Net Available Cash or, if the Company has made an Offer pursuant to clause (C), six months from the date such Offer is consummated; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A), (C) or (D) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $10 million.

     For the purposes of clause (ii) of the preceding paragraph, the following are deemed to be cash: (x) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

     (b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness) pursuant to clause (a)(iii)(C) of this covenant, the Company will be required to purchase Notes (and other Senior Indebtedness) tendered pursuant to an offer by the Company for the Notes (and other Senior Indebtedness) (the 'Offer') at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes (and other Senior Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes (and other Senior Indebtedness), the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) of this covenant. The Company will not be required to make an Offer for Notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B) of this covenant section
(a)(iii)) is less than $10 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Limitation on Transactions with Affiliates. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an 'Affiliate Transaction') (i) on terms that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate,
(ii) if such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, such terms (1) are set forth in writing and (2) have been approved by a majority

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

of the members of the Board of Directors having no personal stake in such Affiliate Transaction and (iii) if such Affiliate Transaction involves an amount in excess of $5.0 million, such terms have also been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

     (b) The provisions of the foregoing paragraph (a) will not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under 'Limitation on Restricted Payments', (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with past practices of the Company, but in any event not to exceed $1.0 million in the aggregate outstanding at any one time,
(v) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries, (vi) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees, consultants or agents of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors; (vii) any transactions undertaken pursuant to any contractual obligations in existence on the Closing Date (as in effect on the Closing Date); (viii) the provision by Persons who may be deemed Affiliates of the Company of investment banking, commercial banking, trust lending or financing, investment, underwriting, placement agent, financial advisory or similar services to the Company or its Subsidiaries; (ix) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company or its Restricted Subsidiaries in the reasonable determination of the Board of Directors of the Company or the senior management thereof or are on terms no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not an Affiliate; and (x) any contribution to the capital of the Company by Parent or any purchase of common stock of the Company by Parent.

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Indenture provides that the Company will not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except: (i) to the Company or a Wholly Owned Subsidiary; (ii) if, immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary or (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under '--Limitation on Restricted Payments' if made on the date of such issuance, sale or other disposition. The proceeds of any sale of such Capital Stock permitted hereby will be treated as Net Available Cash from an Asset Disposition and must be applied in accordance with the terms of the covenant described under '--Limitation on Sales of Assets and Subsidiary Stock.'

     Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

     Future Guarantors. The Indenture provides that the Company will cause each Domestic Subsidiary to become a Guarantor, and, if applicable, execute and deliver to the Trustee a supplemental indenture in the form set forth in the Indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Reports. The Indenture provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission

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and provide the Trustee and Noteholders and prospective Noteholders (upon request) within 15 days after it files them with the Commission copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, following a Public Equity Offering, the Company shall furnish to the Trustee and the Noteholders, promptly upon their becoming available, copies of the annual report to shareholders and any other information provided by the Company or Parent to its public shareholders generally. The Company also will comply with the other provisions of Section 314(a) of the TIA.

MERGER AND CONSOLIDATION

     The Indenture provides that neither the Company nor Parent will consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the 'Successor Company') will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company or Parent) will expressly assume, by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; and (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under '--Certain Covenants--Limitation on Indebtedness.'

     In the event of any transaction (other than a lease) described in, and complying with, the immediately preceding paragraph in which the Company or Parent, as applicable, is not the surviving Person and the surviving Person assumes all the obligations of the Company or Parent, as applicable, under the Notes and the Indenture pursuant to a supplemental indenture, such surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company or Parent, as applicable, and the Company or Parent, as applicable, will be discharged from its obligations under the Indenture and the Notes; provided that solely for the purpose of calculating amounts described in clause (3) under '--Limitation on Restricted Payments,' any such surviving Person shall only be deemed to have succeeded to, and be substituted for, the Company or Parent, as applicable, with respect to the period subsequent to the effective time of such transaction, and the Company or Parent, as applicable, (before giving effect to such transaction) shall be deemed to be the 'Company' or 'Parent,' as applicable for such purposes for all prior periods.

     Parent will not and the Company will not permit any Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or series of transactions, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person (if not such Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Guarantor was organized or under the laws of the United States of America, or any State hereof or the District of Columbia, and such Person shall expressly assume, by an amendment to the Indenture, in a form acceptable to the Trustee, all the obligations of such Guarantor under its Guarantee; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and (iii) the Issuers deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such amendment to the Indenture, if any, complies with the Indenture.

     Notwithstanding the foregoing, (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

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DEFAULTS

     An Event of Default is defined in the Indenture as (i) a default in any payment of interest on any Note when due and payable, and the default continues for 30 days, (ii) a default in the payment of principal of any Note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon acceleration or otherwise, (iii) the failure by Parent or the Company to comply with its obligations under the covenant described under '--Merger and Consolidation,' (iv) the failure by the Company or Parent to comply for 30 days after notice with any of its obligations under the covenants described under '--Change of Control' or '--Certain Covenants' (in each case, other than a failure to purchase Notes), (v) the failure by the Company or Parent to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture, (vi) the failure by the Company, Parent or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the 'cross acceleration provision') and such failure continues for 10 days after receipt of the notice specified in the Indenture, (vii) certain events of bankruptcy, insolvency or reorganization of the Company, Parent or a Significant Subsidiary (the 'bankruptcy provisions'), (viii) the rendering of any judgment or decree for the payment of money in excess of $10.0 million at the time it is entered against the Company, Parent or a Significant Subsidiary and is not discharged, waived or stayed if (A) an enforcement proceeding thereon is commenced by any creditor or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the 'judgment default provision') or (ix) any Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor or Person acting by or on behalf of such Guarantor denies or disaffirms such Guarantor's obligations under the Indenture or any Guarantee and such Default continues for 10 days after receipt of the notice specified in the Indenture.

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a default under clause (iv), (v) or (viii) above will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clause
(iv), (v) or (viii) above after receipt of such notice.

     If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Issuers may declare the principal of, and accrued but unpaid interest on, all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers occurs, the principal of, and interest on, all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee in writing to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes will be given the right to direct the time, method and place of conducting any proceeding for

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any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note (including payments pursuant to the redemption provisions of such Note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Issuers will be required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers will also be required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, the status of any such event and the action the Issuers is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture or the Notes may be amended with the written consent of the Holders of a majority in principal amount of the Notes then outstanding, and any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest or any liquidated damages on any Note, (iii) reduce the principal of, or extend the Stated Maturity of, any Note,
(iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under '--Optional Redemption,' (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of, and interest or any liquidated damages on, such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions or
(viii) modify the Guarantees in any manner adverse to the Holders.

     Without the consent of any Holder, the Issuers and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Issuers under the Indenture, to provide for uncertificated Notes in addition to, or in place of, certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add additional Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Issuers for the benefit of the Noteholders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any Holder, subject to the provisions of the Indenture, to provide for the issuance of the Exchange Notes, Private Exchange Notes or Additional Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA.

     The consent of the Noteholders will not be necessary under the Indenture to approve the particular form of any proposed amendment. It will be sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Issuers will be required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

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TRANSFER AND EXCHANGE

     A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuers may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

     The Issuers at any time may terminate all their obligations under the Notes and the Indenture ('legal defeasance'), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under '--Certain Covenants,' the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under '--Defaults' and the limitations contained in clause (iii) under the first paragraph of '--Merger and Consolidation' ('covenant defeasance'). In the event that the Issuers exercise their legal defeasance option or its covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

     The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries), (viii) (with respect only to Significant Subsidiaries) or (ix) under '--Defaults' or because of the failure of the Company or Parent to comply with clause (iii) under the first paragraph of '--Merger and Consolidation.'

     In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the 'defeasance trust') with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

     PNC Bank, National Association is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

     The Indenture provides that it and the Notes are governed by, and are to be construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     'Additional Assets' means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted

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Subsidiary; or (iii) Capital Stock constituting a minority interest in any
Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clause (ii) or (iii) above is primarily engaged in a Related Business.

      'Affiliate' of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, 'control' when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms 'controlling' and 'controlled' have meanings correlative to the foregoing.

     'Asset Disposition' means any sale, lease, sale-leaseback transaction, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a 'disposition'), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary other than property or equipment that has become worn out, obsolete, damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be (other than, in the case of (i), (ii) and (iii) above, (w) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary, (x) for purposes of the provisions described under '--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock' only, a disposition subject to the covenant described under '--Certain Covenants--Limitation on Restricted Payments,' (y) the sale, lease, transfer or other disposition of all or substantially all the assets of the Company as permitted by the covenant described under 'Merger and Consolidation' and (x) a disposition of assets with a fair market value of less than $100,000).

     'Average Life' means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     'Bank Indebtedness' means any and all amounts payable under or in respect of the Credit Agreement and any Refinancing Indebtedness with respect thereto, as amended from time to time, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     'Board of Directors' means the Board of Directors of the Company or Parent, as applicable, or any committee thereof duly authorized to act on behalf of such Board of Directors.

     'Business Day' means each day which is not a Legal Holiday.

     'Capital Stock' of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of, or interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     'Capitalized Lease Obligations' means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

     'CCP' means Chase Capital Partners and its Affiliates.

     'Closing Date' means the date of the Indenture.

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     'Code' means the Internal Revenue Code of 1986, as amended.

     'Commission' means the Securities and Exchange Commission.

     'Consolidated Coverage Ratio' as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available to
(ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (A) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (B) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (C) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (D) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (E) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (C) or (D) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, including related cost savings measures, and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months).

     'Consolidated Interest Expense' means, for any period, the total interest expense of the Company and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by the Company and its Subsidiaries in such

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period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing, (vi) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by the Company or any Restricted Subsidiary, (vii) net costs associated with Hedging Obligations (including amortization of fees),
(viii) dividends in respect of (A) all Preferred Stock of the Company and any of the Subsidiaries of the Company and (B) Disqualified Stock of the Company, in each of (A) and (B) to the extent held by Persons other than the Company or a Wholly Owned Subsidiary, (ix) interest Incurred in connection with investments in discontinued operations and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust.

     'Consolidated Net Income' means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;
(v) any extraordinary gain or loss; (vi) the cumulative effect of a change in accounting principles; (vii) any bonuses paid to members of the Management Group in connection with the Transactions; and (viii) any expenses relating to cash payments made in respect of the termination of outstanding options in connection with the Transactions. Notwithstanding the foregoing, for the purpose of the covenant described under '--Certain Covenants--Limitation on Restricted Payments' only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

     'Consolidation' means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that 'Consolidation' will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term 'Consolidated' has a correlative meaning.

     'Credit Agreement' means the credit agreement dated as of May 11, 1998, as amended, waived or otherwise modified from time to time (except to the extent that any such amendment, waiver or other modification thereto would be prohibited by the terms of the Indenture, unless otherwise agreed to by the Holders of at least a majority in aggregate principal amount of Notes at the time outstanding), among the Company, the Parent, the financial institutions signatory thereto, NationsBank, N.A., as Administrative Agent, and The Chase Manhattan Bank, as Syndication Agent.

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     'Default' means any event which is, or after notice or passage of time or both would be, an Event of Default.

     'Disqualified Stock' means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under '--Change of Control' and '--Certain Covenants--Limitation on Sale of Assets and Subsidiary Stock.'

     'Domestic Subsidiary' means any direct or indirect Subsidiary of the Company that is organized and existing under the laws of the United States, any state thereof or the District of Columbia.

     'EBITDA' for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net
Income: (i) income tax expense of the Company and its Consolidated Restricted Subsidiaries, (ii) Consolidated Interest Expense, (iii) depreciation expense of the Company and its Consolidated Restricted Subsidiaries, (iv) amortization expense of the Company and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and (v) all non-cash charges associated with the granting of New Options during such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

     'Exchange Act' means the Securities Exchange Act of 1934, as amended.

     'Foreign Subsidiary' means any Subsidiary of the Company that is not a Domestic Subsidiary.

     'GAAP' means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     'guarantee' means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term 'guarantee' shall not

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include endorsements for collection or deposit in the ordinary course of business. The term 'guarantee' used as a verb has a corresponding meaning.

     'Guarantee' means each guarantee of the obligations with respect to the Notes issued by a Subsidiary of the Company pursuant to the terms of the Indenture.

     'Guarantor' means any Person that has issued a Guarantee.

     'Hedging Obligations' of any Person means the obligations of such Person pursuant to any Interest Rate Agreement.

     'Holder' or 'Noteholder' means the Person in whose name a Note is registered on the registrar's books.

     'Incur' means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term 'Incurrence' when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

     'Indebtedness' means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capitalized Lease Obligations of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons or (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person; all obligations of the type referred to in clauses (i) through (ii) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     'Interest Rate Agreement' means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     'Investment' in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of 'Unrestricted Subsidiary' and the covenant described under '--Certain Covenants--Limitation on Restricted Payments', (i) 'Investment' shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent 'Investment' in an Unrestricted Subsidiary in an amount (if positive) equal to
(x) the Company's 'Investment' in such Subsidiary at the time of such redesignation less (y) the

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

portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     'King Investor' means an entity a majority of the economic interests of which are owned by CCP and a majority of the voting interests of which are owned by (i) Robert E. King, his descendants or, in the event of the death or incompetence of any of the foregoing individuals, such Person's estate, executor, administrator, committee or other personal representative or (ii) any other Person approved by CCP.

     'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     'Management Group' means the group consisting of the directors and executive officers of the Company.

     'Net Available Cash' from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     'Net Cash Proceeds,' with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     'New Options' means the options granted to certain members of management pursuant to the New Option Plan.

     'New Option Plan' means the New Option Plan adopted by the Parent as part of the Recapitalization.

     'Officer' means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company or Parent.

     'Officers' Certificate' means a certificate signed by two Officers.

     'Opinion of Counsel' means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     'Parent' means LPA Holding Corp., a Delaware corporation.

     'Permitted Holders' means CCP, the Management Group, the King Investor and any Person acting in the capacity of an underwriter in connection with a public or private offering of the Company's or Parent's Capital Stock.

     'Permitted Investment' means an Investment by the Company or any Restricted Subsidiary in (i) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or

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into, or transfers or conveys all or substantially all its assets to, the
Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary and not exceeding $1.0 million in the aggregate outstanding at any one time; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments, (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under '--Certain Covenants--Limitation on Sale of Assets and Subsidiary Stock'; (ix) Interest Rate Agreements entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (x) additional Investments (including joint ventures) in an amount that, when added to all other Investments made pursuant to this clause (x), does not exceed 10% of the Total Assets as of the end of the most recent fiscal quarter preceding the date of such Investment for which financial statements are available; (xi) Investments in securities of trade debtors of customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade debtors or customers; (xii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Disposition made in compliance with the covenant described under 'Limitation on Sales of Assets and Subsidiary Stock'; and (xiii) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation.

     'Permitted Liens' means, with respect to any Person:

     (a) Liens imposed by law for taxes or other governmental charges that are not yet due or are being contested in good faith by appropriate proceedings;

     (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 60 days or are being contested in good faith by appropriate proceedings;

     (c) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations;

     (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for the payment of Indebtedness), in each case in the ordinary course of business;

     (e) judgment liens in respect of judgments that do not constitute an Event of Default under '--Events of Default';

     (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of such Person;

     (g) any interest of a landlord in or to property of the tenant imposed by law, arising in the ordinary course of business and securing lease obligations that are not overdue by more than 60 days or are being contested in good faith by appropriate proceedings, or any possessory rights of a lessee to the leased property under the provisions of any lease permitted by the terms of the Indenture;

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

     (h) Liens of a collection bank arising in the ordinary course of business under Section 4-208 of the Uniform Commercial Code in effect in the relevant jurisdiction;

     (i) Liens to secure Indebtedness permitted pursuant to clause (b)(i) of the covenant described under '--Certain Covenants--Limitation on Indebtedness';

     (j) Liens existing on the Closing Date provided, that (i) except as permitted under subclause (D) of clause (l) of this definition such Lien shall not apply to any other property or asset of such Person except assets financed solely by the same financing source that provided the Indebtedness secured by such Lien, and (ii) such Lien shall secure only those obligations that it secures on the Closing Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

     (k) any Lien existing on any property or asset prior to the acquisition thereof by such Person or existing on any property or asset of another Person that becomes a Subsidiary after the date hereof prior to the time such other Person becomes a Subsidiary, provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such other Person becoming a Subsidiary, as the case may be, (B) such Lien shall not apply to any other property or assets of such Person except assets financed solely by the same financing source in existence on the date of such acquisition that provided the Indebtedness secured by such Lien and (C) except as permitted under subclause (D) of clause (l) of this definition such Lien shall secure only those obligations that it secures on the date of such acquisition or the date such other Person becomes a Subsidiary, as the case may be, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof;

     (l) Liens on fixed or capital assets acquired, constructed or improved by such Person and extensions, renewals and replacements thereof that do not increase the outstanding principal amount of the Indebtedness secured thereby, provided that (A) such security interests secure Indebtedness permitted under '--Limitation on Indebtedness,' (B) such security interests and the Indebtedness secured thereby are incurred prior to or within 12 months after such acquisition or the completion of such construction or improvement, (C) the Indebtedness secured thereby does not exceed 100% of the cost of acquiring, constructing or improving such fixed or capital assets and other fixed or capital assets financed solely by the same financing source and (D) such security interests shall not apply to any other property or assets of such Person except assets financed solely by the same financing source;

     (m) licenses of intellectual property rights granted in the ordinary course of business and not interfering in any material respect with the conduct of the business;

     (n) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or a Restricted Subsidiary;

     (o) Liens securing Hedging Obligations so long as the related Indebtedness is secured by a Lien on the same property securing such Hedging Obligation;

     (p) Liens securing the Notes pursuant to the covenants described under '--Certain Covenants--Limitation on Liens';

     (q) Liens securing Refinancing Indebtedness of any Indebtedness secured by any Lien referred to in clauses (j), (k) and (l); and

     (r) Liens (other than those permitted by paragraphs (a) through (r) above) securing liabilities permitted under the Indenture in an aggregate amount not exceeding $1.0 million at any time outstanding.

     'Person' means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     'Preferred Stock,' as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

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     'principal' of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

     'Public Equity Offering' means an underwritten primary public offering of common stock of the Company or Parent pursuant to an effective registration statement under the Securities Act.

     'Public Market' means any time after (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding common stock of the Company or Parent (as applicable) has been distributed by means of an effective registration statement under the Securities Act.

     'Purchase Money Indebtedness' means Indebtedness of the Company or any Subsidiary Incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof or result in an earlier maturity date or decreased weighted average life thereof, provided that such Indebtedness is incurred prior to or within 12 months after such acquisition or the completion of such construction or improvement.

     'Refinance' means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness in whole or in part. 'Refinanced' and 'Refinancing' shall have correlative meanings.

     'Refinancing Indebtedness' means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of the Company or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that Refinances Refinancing Indebtedness; provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced, (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) and (iv) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

     'Related Business' means any business related, ancillary or complementary (as determined in good faith by the Board of Directors of the Company) to the businesses of the Company and the Restricted Subsidiaries on the Closing Date.

     'Restricted Subsidiary' means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     'Secured Indebtedness' means any Indebtedness of the Company secured by a Lien. 'Secured Indebtedness' of a Guarantor has a correlative meaning.

     'Senior Indebtedness' of the Company means the principal of, premium (if any) and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of the Company, regardless of whether or not a claim for post-filing interest is allowed in such proceedings) on, and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of the Company, whether outstanding on the Closing Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the Notes. 'Senior Indebtedness' of Parent or any Guarantor has a correlative meaning.

     'Significant Subsidiary' means any Restricted Subsidiary that would be a 'Significant Subsidiary' of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

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     'Stated Maturity' means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     'Subordinated Obligation' means any Indebtedness of the Company (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes pursuant to a written agreement. 'Subordinated Obligation' of Parent or a Guarantor has a correlative meaning.

     'Subsidiary' of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     'Temporary Cash Investments' means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,
(ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $250,000,000 (or the foreign currency equivalent thereof) and whose long-term debt is rated 'A' (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of 'P-1' (or higher) according to Moody's Investors Service, Inc. or 'A-1' (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ('S&P'), (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least 'A' by S&P or 'A' by Moody's Investors Service, Inc. and (vi) investments in money market funds that invest substantially all their assets in securities of the types described in clauses
(i) through (v) above.

     'TIA' means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the Indenture.

     'Total Assets' means the total consolidated assets of the Company and its Restricted Subsidiaries as shown on the most recent balance sheet of the Company.

     'Trade Payables' means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     'Trustee' means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     'Trust Officer' means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     'Unrestricted Subsidiary' means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or (B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled 'Limitation on Restricted Payments'. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant entitled 'Limitation on Indebtedness' and (y) no Default shall have occurred and be continuing. Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     'U.S. Government Obligations' means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     'Voting Stock' of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     'Wholly Owned Subsidiary' means a Restricted Subsidiary of the Company all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations to U.S. Holders and Non-U.S. Holders (as defined herein) relating to the purchase, ownership and disposition of the Notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The terms 'U.S. Holder' and 'Non-U.S. Holder' refer, respectively, to persons that are or are not classified as United States persons. As used herein, the term 'United States person' means a holder which will hold Notes as 'capital assets' (within the meaning of Section 1221 of the Code) and which is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in, or organized under the laws of, the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons will also be a U.S. Holder. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, or persons that will hold Notes as a position in a hedging transaction, 'straddle' or 'conversion transaction' for tax purposes. This summary discusses the material federal income tax considerations applicable to the Initial Purchasers of the Notes which purchase the Notes at par and those applicable to subsequent purchasers of the Notes. This summary does not consider the effect of any applicable foreign, state, local or other tax laws. This summary is based on the Code, existing, temporary, and proposed Treasury Regulations, laws, rulings and decisions now in effect, all of which are subject to change. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Notes.

     THE FOLLOWING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

     Payment of Interest. Interest on a Note generally will be includable in the income of a holder as ordinary interest income at the time such interest is received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes. The Company expects that the Notes will not be considered to be issued with original issue discount for U.S. federal income tax purposes.

     Market Discount on Resale of Notes. A holder of a Note should be aware that the purchase or resale of a Note may be affected by the 'market discount' provisions of the Code. The market discount rules generally provide that if a holder of a Note purchases the Note at a market discount (i.e., a discount other than at original issue), any gain recognized upon the disposition of the Note by the holder will be taxable as ordinary income, rather than as capital gain, to the extent such gain does not exceed the accrued market discount on such Note at the time of such disposition. 'Market discount' generally means the excess, if any, of a Note's stated redemption price at maturity over the price paid by the holder therefor, unless a de minimis exception applies. A holder who acquires a Note at a market discount also may be required to defer the deduction of a portion of the amount of interest that the holder paid or accrued during the taxable year on indebtedness incurred or maintained to purchase or carry such Note, if any.

     Any principal payment on a Note acquired by a holder at a market discount will be included in gross income as ordinary income to the extent that it does not exceed the accrued market discount at the time of such payment. The amount of the accrued market discount for purposes of determining the tax treatment of subsequent payments on, or dispositions of, a Note is to be reduced by the amounts so treated as ordinary income.

     A holder of a Note acquired at a market discount may elect to include market discount in gross income, for U.S. federal income tax purposes, as such market discount accrues, either on a straight-line basis or on a constant interest rate basis. This current inclusion election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ('IRS'). If a holder of a Note makes such an election, the foregoing rules regarding the recognition of ordinary income on sales and other dispositions and the receipt of principal payments with respect to such Note, and regarding the deferral of interest deductions on indebtedness incurred or maintained to purchase or carry such Note, will not apply.

     Notes Purchased at a Premium. In general, if a holder purchases a Note for an amount in excess of its stated redemption price at maturity, the holder may elect to treat such excess as 'amortizable bond premium,' in which case the amount required to be included in the holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable (based on the Note's yield to maturity) to such year. Any such election would apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the holder at the beginning of the first taxable year to which the election applies or which thereafter are acquired by the holder, and such election is irrevocable without the consent of the IRS.

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or redemption of a Note, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to either liquidated damages, discussed below, or accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such holder's adjusted tax basis in the Note. A holder's adjusted tax basis in a Note generally will equal the purchase price of the Note to such holder. Such capital gain or loss will be short-term or long-term if the holder is a corporation, or short-term, mid-term, or long-term if the holder is not a corporation, depending in each case on the holder's holding period in the Note at the time of sale, exchange or redemption.

     Exchange of Notes for Exchange Notes. The exchange of Notes for Exchange Notes pursuant to the Exchange Offer should not be considered a taxable exchange for U.S. federal income tax purposes because the Exchange Notes should not constitute a material modification of the terms of the Notes. Accordingly, such exchange should have no U.S. federal income tax consequences to holders of Notes, and a holder's adjusted basis and holding period in an Exchange Note will be the same as such holder's adjusted tax basis and holding period in the Note exchanged therefor.

     Notwithstanding the foregoing, the IRS might attempt to treat the Exchange Offer as an 'exchange' for federal income tax purposes. In such event the Exchange Offer could be treated as a taxable transaction, in which case a holder would be required to recognize gain or loss equal to the difference, if any, between such holder's adjusted tax basis in the Notes and the issue price of the Exchange Notes.

     Liquidated Damages. The Company believes that liquidated damages, if any, described above under 'Exchange and Registration Rights Agreement' will be taxable to the holder as ordinary income in accordance with the holder's method of accounting for federal income tax purposes. The IRS may take a different position, however, which could affect the timing of a holder's income with respect to liquidated damages, if any.

NON-U.S. HOLDERS

     Payments of Interest. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on payments of interest on a Note (provided that the beneficial owner of the Note fulfills the statement requirements set forth in applicable Treasury regulations) unless (A) such Non-U.S. Holder (i) actually or constructively owns 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) is a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, or (iii) is a bank receiving interest described in Section 881(c)(3)(A) of the Code or (B) such interest is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States.

     Gain on Disposition of the Notes. A Non-U.S. Holder will not be subject to United States federal income tax by withholding or otherwise on any gain realized upon the disposition of a Note unless (i) in the case of a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met or (ii) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States.

     Effectively Connected Income. To the extent that interest income or gain on the disposition of a Note is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, such income will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a United States person. Additionally, in the case of a Non-U.S. Holder which is a corporation, such effectively connected income may be subject to the United States branch profits tax at the rate of 30%.

     Treaties. A tax treaty between the United States and a country in which a Non-U.S. Holder is a resident may alter the tax consequences described above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note and payments of the proceeds of the sale of a Note to certain noncorporate holders, and a 31% backup withholding tax may apply to such payments if the holder (i) fails to furnish or certify its correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that it has failed to report payments of interest and dividends properly or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required minimum information is furnished to the IRS.

     Generally, such information reporting and backup withholding may apply to payments of principal, interest and premium (if any) to Non-U.S. Holders which are not 'Exempt Recipients' and which fail to provide certain information as may be required by United States law and applicable regulations. The payment of the proceeds of the disposition of Notes to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption.

     Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situation and the availability of an exemption therefrom, and the procedures for obtaining any such exemption.

     The United States Department of the Treasury recently promulgated final regulations regarding the information reporting and backup reporting rules discussed above. In general, the final regulations do not significantly alter the substantive information reporting and backup withholding requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the final regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made on or after January 1, 2000, subject to certain transition rules. Prospective purchasers of the Notes should consult their own tax advisors concerning the effect of such regulations on their particular situations.

                         BOOK-ENTRY; DELIVERY AND FORM

     The New Notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the 'Global Notes'). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company ('DTC') and registered in the name of a nominee of DTC.

THE GLOBAL NOTES

     The Issuers expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of New Notes of the individual beneficial interests represented by the Global Notes to the respective accounts of persons who have accounts with DTC and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ('Participants') or persons who hold interests through Participants. Interests in the Global Notes may be held directly through DTC, by Participants, or indirectly through organizations which are Participants.

     So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium, if any, and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Issuers, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Issuers expect that DTC or its nominee, upon receipt of any payment of principal premium, if any payment of principal, premium, if any, or interest in respect of the Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Issuers also expect that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a Holder requires physical delivery of a Certificated Note (as defined below) for any reason, including to sell New Notes to persons in states which require physical delivery of the New Notes, or to pledge such securities, such Holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set fourth in the Indenture.

     DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes (including the presentation of Exchange Notes for exchange) only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes in whole for Certificated Notes, which it will distribute to the Participants.,

     DTC has advised the Issuers as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a 'Clearing Agency' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its

Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC System is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ('Indirect Participants').

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuers nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If (i) the Issuers notify the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     None of the Issuers or the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Issuers believe that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an 'affiliate' of the Issuers within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement with any person to participate in the distribution of such New Notes and neither such holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes. Accordingly, any holder who is an affiliate of the Issuers or any holder using the Exchange Offer to participate in a distribution of the New Notes will not be able to rely on such interpretations by the staff to the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale transaction. Notwithstanding the foregoing, each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with any resale of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Issuers). The Issuers have agreed that, for a period of 180 days from the date of this Prospectus, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such
resale. In addition, until              , 1998 (90 days from the date of this
Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Issuers will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of such New Notes may be deemed to be an 'underwriter' within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus as required, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

     For a period of 180 days from the date of this Prospectus, the Issuers will send a reasonable number of additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Issuers will pay all the expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders) other than commissions or concessions of any broker-dealers. The Issuers have agreed to indemnify the Initial Purchasers and any broker-dealers participating in the Exchange Offer against certain liabilities, including liabilities under the Securities Act.

     This Prospectus has been prepared for use in connection with the Exchange Offer and may be used by CSI in connection with offers and sales related to market-making transactions in the Notes. CSI may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. The Company will not receive any of the proceeds of such sales. CSI has no obligation to make a market in the Notes and may discontinue its market-making activities at any time without notice, at its sole discretion. The Company has agreed to indemnify CSI against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments which CSI might be required to make in respect thereof.

     For a description of certain relationships between the Company and CSI and its affiliates, see 'Certain Relationships and Related Transactions' and 'Ownership of Securities'.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon by O'Sullivan Graev & Karabell, LLP, New York, New York.

                                    EXPERTS

     The financial statements of the Parent and the Company on a consolidated basis as of August 30, 1997 and August 31, 1996 and for each of the years ended August 30, 1997, August 31, 1996 and August 26, 1995 included in this Prospectus, the related financial statement schedules included elsewhere in the Registration Statement, and the financial statements for the years ended August 30, 1997, August 26, 1995, August 27, 1994 and the periods from July 24, 1993 to August 28, 1993 (the Parent and Company on a consolidated basis) and January 1, 1993 to July 23, 1993 (Predecessor Company) from which the 'Selected Financial Data' included in this Prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such financial statements, financial statement schedules, and 'Selected Financial Data' have been included in the Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Consolidated Financial Statements
Independent Auditors' Report...............................................................................    F-2
Consolidated Balance Sheets as of August 31, 1996 and August 30, 1997......................................    F-3
Consolidated Statements of Operations for the fiscal years ended August 30, 1997, August 31, 1996 and
  August 26, 1995..........................................................................................    F-4
Consolidated Statements of Stockholders' Equity for the fiscal years ended August 30, 1997,
  August 31, 1996 and August 26, 1995......................................................................    F-5
Consolidated Statements of Cash Flows for the fiscal years ended August 30, 1997,
  August 31, 1996 and August 26, 1995......................................................................    F-6
Notes to Consolidated Financial Statements.................................................................    F-7
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets as of (unaudited) March 14, 1998 and
  (audited) August 30, 1997................................................................................   F-16
Consolidated Statements of Operations for the (unaudited) 28 weeks
  ended March 14, 1998 and March 15, 1997..................................................................   F-17
Consolidated Statements of Cash Flows for the (unaudited) 28 weeks
  ended March 14, 1998 and March 15, 1997..................................................................   F-18
Notes to Unaudited Consolidated Financial Statements.......................................................   F-19

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of
Vestar/LPA Investment Corp.:

We have audited the accompanying consolidated balance sheets of Vestar/LPA Investment Corp. and its subsidiaries as of August 30, 1997 and August 31, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the 52 weeks ended August 30, 1997, the 53 weeks ended August 31, 1996 and the 52 weeks ended August 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vestar/LPA Investment Corp. and its subsidiaries as of August 30, 1997 and August 31, 1996 and the results of their operations and their cash flows for the 52 weeks ended August 30, 1997, the 53 weeks ended August 31, 1996 and the 52 weeks ended August 26, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
October 3, 1997

                          VESTAR/LPA INVESTMENT CORP.
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                                             AUGUST 31,    AUGUST 30,
                                                                                                1996          1997
                                                                                             ----------    ----------
                                          ASSETS
Current assets:
  Cash and cash equivalents...............................................................    $ 12,791      $ 23,971
  Restricted cash investments (Note 1)....................................................       9,227         2,312
  Accounts and notes receivable, net......................................................       3,615         4,976
  Prepaid food and supplies...............................................................       6,409         5,954
  Other prepaid expenses..................................................................       2,210         3,645
  Refundable income taxes (Note 5)........................................................       1,405           559
  Current deferred income taxes (Note 5)..................................................       1,719         1,024
                                                                                             ----------    ----------
    Total current assets..................................................................      37,376        42,441
Property and equipment, at cost:
  Land....................................................................................       6,867         6,927
  Buildings and leasehold improvements....................................................      60,995        64,811
  Equipment...............................................................................      24,078        22,529
  Facilities under construction...........................................................         377           317
                                                                                             ----------    ----------
                                                                                                92,317        94,584
Less accumulated depreciation and amortization............................................      24,497        33,460
                                                                                             ----------    ----------
    Net property and equipment............................................................      67,820        61,124
Other assets (Note 2).....................................................................      69,001        64,187
Deferred income taxes (Note 5)............................................................       2,936         3,408
                                                                                             ----------    ----------
                                                                                              $177,133      $171,160
                                                                                             ----------    ----------
                                                                                             ----------    ----------
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Overdrafts due banks....................................................................    $  5,229      $  2,356
  Accounts payable........................................................................       3,005         6,224
  Current reserve for closed academies (Note 11)..........................................       2,700         1,860
  Accrued salaries, wages and other payroll costs.........................................      10,317        10,717
  Accrued insurance liabilities...........................................................       4,361         4,156
  Accrued property and sales taxes........................................................       4,254         4,128
  Accrued interest payable................................................................         739           719
  Other current liabilities...............................................................       6,575         4,883
                                                                                             ----------    ----------
    Total current liabilities.............................................................      37,180        35,043
Long-term debt and capital lease obligations (Note 3).....................................      86,590        85,903
Other long-term liabilities (Note 4 and 11)...............................................      19,749        14,319
Minority interest--Series A cumulative redeemable exchangeable preferred stock ($.01 par value per share, 2,000,000 shares authorized; 800,000 shares issued and outstanding at
  aggregate liquidation preference) (Note 7)..............................................      28,827        32,521
Commitments and contingencies.............................................................
Stockholders' equity:
10% cumulative convertible preferred stock ($.01 par value per share; 80,000 shares
  authorized; 80,000 issued and outstanding)..............................................           1             1
10% nonconvertible preferred stock ($.01 par value per share; 150,000 shares authorized;
  40,036 and 38,068 issued and outstanding, respectively).................................          --            --
Junior preferred stock ($.01 par value per share; 650,000 authorized; 213,750 issued and
  outstanding)............................................................................           2             2
Class A common stock ($.01 par value per share; 1,500,000 shares authorized; 852,160
  issued and outstanding).................................................................           9             9
Class B common stock ($.01 par value per share; 350,000 shares authorized, none issued and
  outstanding)............................................................................          --            --
Additional paid-in capital................................................................      33,105        34,234
Accumulated deficit.......................................................................     (28,227)      (30,573)
Less cost of treasury shares..............................................................        (103)         (299)
                                                                                             ----------    ----------
    Total Stockholders' Equity............................................................       4,787         3,374
                                                                                             ----------    ----------
                                                                                              $177,133      $171,160
                                                                                             ----------    ----------
                                                                                             ----------    ----------

                See notes to consolidated financial statements.
                                      F-3

                          VESTAR/LPA INVESTMENT CORP.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)

                                                                 52 WEEKS ENDED    53 WEEKS ENDED    52 WEEKS ENDED
                                                                   AUGUST 26,        AUGUST 31,        AUGUST 30,
                                                                      1995              1996              1997
                                                                 --------------    --------------    --------------
Operating revenue.............................................      $279,806          $300,277          $302,766
Operating expenses:
  Salaries, wages and benefits................................       142,757           155,046           159,236
  Facility lease expense......................................        39,901            39,587            39,332
  Depreciation................................................        13,501            13,680            13,825
  Amortization of goodwill and other intangibles..............         3,712             2,774             2,236
  Restructuring charge (Note 11)..............................        11,700
  Other.......................................................        75,981            78,310            74,111
                                                                 --------------    --------------    --------------
                                                                     287,552           289,397           288,740
                                                                 --------------    --------------    --------------
Operating income (loss).......................................        (7,746)           10,880            14,026
                                                                 --------------    --------------    --------------
Interest expense..............................................        11,110            10,256             9,245
Minority interest in net income of subsidiary.................         2,824             3,561             3,693
Interest income...............................................        (1,063)             (903)             (959)
                                                                 --------------    --------------    --------------
Net interest costs............................................        12,871            12,914            11,979
                                                                 --------------    --------------    --------------
Income (loss) before income taxes and extraordinary item......       (20,617)           (2,034)            2,047
Provision (benefit) for income taxes (Note 5).................        (6,155)            1,518             3,264
                                                                 --------------    --------------    --------------
Loss before extraordinary item................................       (14,462)           (3,552)           (1,217)
Extraordinary loss on retirement of debt, net of applicable
  income taxes of $546........................................                            (819)
Net loss......................................................      $(14,462)         $ (4,371)         $ (1,217)
                                                                 --------------    --------------    --------------
                                                                 --------------    --------------    --------------

                See notes to consolidated financial statements.
                                      F-4

                          VESTAR/LPA INVESTMENT CORP.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           (IN THOUSANDS OF DOLLARS)

                                              ADDITIONAL
                                                COMMON      PREFERRED    PAID-IN    ACCUMULATED    TREASURY
                                                STOCK         STOCK      CAPITAL      DEFICIT       STOCK       TOTAL
                                              ----------    ---------    -------    -----------    --------    --------
Balance, August 27, 1994...................      $  9          $ 3       $31,188     ($  7,477)     ($  65)    $ 23,658
Dividends on preferred stock (Note 8)......                                  911          (911)
Repurchase of common stock.................                                                            (21)         (21)
Net loss...................................                                            (14,462)                 (14,462)
                                                  ---          ---       -------    -----------    --------    --------
Balance, August 26, 1995...................         9            3        32,099       (22,850)        (86)       9,175
  Dividends on preferred stock (Note 8)....                                1,006        (1,006)                      --
  Repurchase of common stock...............                                                            (17)         (17)
  Net loss.................................                                             (4,371)                  (4,371)
                                                  ---          ---       -------    -----------    --------    --------
Balance, August 31, 1996...................         9            3        33,105       (28,227)       (103)       4,787
  Dividends on preferred stock (Note 8)....                                1,129        (1,129)                      --
  Repurchase of common stock...............                                                           (196)        (196)
Net loss...................................                                             (1,217)                  (1,217)
                                                  ---          ---       -------    -----------    --------    --------
Balance, August 30, 1997...................      $  9          $ 3       $34,234     ($ 30,573)     ($ 299)    $  3,374
                                                  ---          ---       -------    -----------    --------    --------
                                                  ---          ---       -------    -----------    --------    --------

                See notes to consolidated financial statements.
                                      F-5

                          VESTAR/LPA INVESTMENT CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                     52 WEEKS           53 WEEKS           52 WEEKS
                                                                       ENDED              ENDED              ENDED
                                                                  AUGUST 26, 1995    AUGUST 31, 1996    AUGUST 30, 1997
                                                                  ---------------    ---------------    ---------------
Cash flows from operating activities:
  Net loss.....................................................      $ (14,462)         $  (4,371)          $(1,217)
  Adjustments to reconcile net loss to net cash from operating activities:
     Noncash portion of extraordinary loss on retirement of
       debt....................................................             --              1,365                --
     Restructuring charge......................................         11,700                 --                --
     Depreciation and amortization.............................         18,638             17,704            16,911
     Deferred income taxes.....................................         (7,225)               225               223
     Minority interest in net income of subsidiary.............          2,824              3,561             3,693
     Changes in assets and liabilities:
       Account and notes receivable............................           (951)               (72)           (1,402)
       Prepaid expenses and supplies...........................          2,955                253              (980)
       Accrued property and sales taxes........................            (94)              (699)             (125)
       Accrued interest payable................................           (261)                81               (20)
       Other changes in assets and liabilities, net............          4,016             (2,839)           (2,197)
                                                                  ---------------    ---------------    ---------------
          Net cash from operating activities...................         17,140             15,208            14,886
                                                                  ---------------    ---------------    ---------------
Cash flows used for investing activities:
  Capital expenditures.........................................         (9,101)            (8,570)           (7,691)
  Proceeds from sale of assets.................................          6,145              2,525               452
                                                                  ---------------    ---------------    ---------------
          Net cash used for investing activities...............         (2,956)            (6,045)           (7,239)
                                                                  ---------------    ---------------    ---------------
Cash flows from financing activities:
  Repayment of long-term debt and capital lease obligations....         (3,200)           (12,631)             (900)
  Deferred financing costs.....................................             --               (225)               --
  Increase (decrease) in bank overdrafts.......................         (5,510)             1,126            (2,873)
  Decrease (increase) in restricted cash investments...........           (638)              (941)            6,915
  Proceeds from capital lease..................................             --                 --               391
                                                                  ---------------    ---------------    ---------------
          Net cash from (used for) financing activities........         (9,348)           (12,671)            3,533
                                                                  ---------------    ---------------    ---------------
Net increase (decrease) in cash and cash equivalents..........           4,836             (3,508)           11,180
Cash and cash equivalents at beginning of period...............         11,463             16,299            12,791
                                                                  ---------------    ---------------    ---------------
Cash and cash equivalents at end of period.....................      $  16,299             12,791            23,971
                                                                  ---------------    ---------------    ---------------
                                                                  ---------------    ---------------    ---------------
Supplemental cash flow information:
  Cash paid during the period for:
     Interest (net of amounts capitalized).....................      $   9,948          $   8,926           $ 8,415
     Income taxes..............................................          1,636              1,031             5,470
  Cash received during the period for:
     Interest..................................................      $   1,031          $     903           $   848
     Income taxes..............................................            805                650             1,154

                See notes to consolidated financial statements.
                                      F-6

                          VESTAR/LPA INVESTMENT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Vestar/LPA Investment Corp. ('Investment'), a privately-held Delaware corporation, was formed in 1993 for the purpose of holding the capital stock of La Petite Holdings Corp. ('Holdings'), a Delaware corporation.

     Holdings was formed in 1993 for the purpose of holding the capital stock of La Petite Acquisition Corp. ('Acquisition'). On July 23, 1993, ('Closing Date') as a result of a series of transactions, Holdings acquired all the outstanding shares of common stock, par value $.01 (the 'Common Stock'), of La Petite Academy, Inc. ('La Petite').

     In order to finance the transactions, Holdings (a) (i) sold common stock of Holdings to Investment for approximately $30,000,000 (ii) sold to unaffiliated investment firms $85,000,000 aggregate principal amount of 9 5/8% Senior Secured Notes due August 1, 2001 (the 'Senior Notes') and (iii) sold to unaffiliated investment firms $19,750,000, net of discount, Series A Cumulative Redeemable Exchangeable Preferred Stock, par value $.01 per share (the 'Preferred Stock-A'), (b) used $7,000,000 of cash and cash equivalents of La Petite and (c) contributed to the capital of, or loaned to, Acquisition the portion of the aggregate proceeds of such sales necessary to fund the payments made by Acquisition in connection with the acquisition of La Petite.

     In conjunction with these transactions at the Closing Date, Investment (i) sold to Vestar/LPT Limited Partnership, certain employees and unaffiliated investment firms 811,960 shares of Class A Common Stock (par value $.01 per share) for $5 per share, or an aggregate amount of $4,059,800, (ii) sold to Vestar/LPT Limited Partnership 213,750 shares of 10% Junior Preferred Stock (par value $.01 per share) for approximately $84 per share, or an aggregate amount of $17,975,000, (iii) sold to an unaffiliated party 80,000 shares of 10% Cumulative Convertible Preferred Stock (par value $.01 per share) for $100 per share, or an aggregate amount of $8 million, which are convertible on or after July 23, 1993 into 150,000 shares of Investment's Class A Common Stock. Subsequent to the Closing Date and through August 30, 1997, Investment had paid stock dividends on the 10% Cumulative Convertible Preferred Stock of 38,068 shares at a value of $100 per share, of an aggregate amount of $3,806,800, in the form of shares of 10% Cumulative Nonconvertible Preferred Stock (par value $.01 per share).

     On May 31, 1997, Holdings was merged into La Petite in a tax-free transaction with La Petite as the surviving entity. As a result of the transaction all of the shares of La Petite were retired, with Holdings shares being reissued in the name of La Petite Academy, Inc.

     On August 28, 1997, LPA Services, Inc. ('Services'), a wholly owned subsidiary of La Petite, was incorporated. Services will provide third party administrative services on insurance claims to La Petite beginning in fiscal year 1998. La Petite, consolidated with Services, is referred to in these notes as the 'Company'.

     Investment is a holding company with all of its operations conducted through La Petite, its wholly-owned subsidiary.

     The Company offers educational, developmental and child care programs, which are available on a full-time or part-time basis, for children between six weeks and twelve years old. The La Petite Academy schools are located in 35 states and the District of Columbia, primarily in the southern, Atlantic coast, midwestern and western regions of the United States.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Investment and its wholly-owned subsidiary, La Petite and its wholly-owned subsidiary, Services, after elimination of all significant intercompany accounts and transactions.

  Fiscal Year End

     The Company has a 52-53 week fiscal year which ends on the last Saturday in August.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recognition of Revenues and Preopening Expenses

     The Company operates preschool education and child care Academies. Revenue is recognized as the services are performed. Expenses associated with opening new Academies are charged to expense as incurred.

  Depreciation and Amortization

     Buildings, furniture and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. For financial reporting purposes, buildings are depreciated over 29 to 40 years, furniture and equipment over five to 10 years and leasehold improvements over the term of the related lease or five to 10 years, whichever is less.

     Maintenance and repairs are charged to expense as incurred. The cost of additions and improvements is capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any gain or loss is recognized in the year of disposal, except gains and losses on property and equipment which have been sold and leased back which are recognized over the terms of the related lease agreements.

  Restricted Cash Investments

     The restricted cash investment balance represents cash deposited in an escrow account as security for the self-insured portion of the Company's workers compensation and automobile insurance coverage.

  Excess of Purchase Price Over the Net Assets Acquired

     The excess of the purchase price over the fair value of tangible and identifiable intangible assets and liabilities acquired related to the acquisition of La Petite is being amortized over a period of 30 years on the straight-line method.

  Deferred Financing Costs

     The costs of obtaining financing are included in other assets and are being amortized over the life of the related debt.

  Other Assets

     Other assets include the fair value of identifiable intangible assets acquired in connection with the acquisition of La Petite and are being amortized over periods ranging from two to 10 years on the straight-line method.

  Cash Equivalents

     The Company's cash equivalents consist of commercial paper and money market funds with original maturities of three months or less.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Income Taxes

     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards ('SFAS') No. 109, which requires the Company to establish deferred tax assets and liabilities, as appropriate, for all temporary differences, and to adjust deferred tax balances to reflect changes in tax rates expected to be in effect during the periods the temporary differences reverse. Management has evaluated the recoverability of the deferred income tax asset balances and has determined that the deferred balances will be realized based on future taxable income.

  Disclosures Regarding Financial Instruments

     The carrying values of the Company's financial instruments, with the exception of the Company's Senior Notes, Convertible Debentures and Preferred Stock-A, approximate fair value. The estimated fair values of Senior Notes, Convertible Debentures and Preferred Stock-A at August 30, 1997 were $86.9 million, $0.9 million and $33.3 million, respectively. The estimated fair values of Senior Notes, Convertible Debentures and Preferred Stock-A at August 31, 1996 were $80.0 million, $1.6 million and $27.1 million, respectively.

  Impairment of Long-Lived Assets

     The Company adopted SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,' as of the beginning of its 1997 fiscal year. SFAS No. 121, establishes accounting standards for the impairment of long-lived assets, certain intangibles, and goodwill related to those assets. The adoption of this Statement did not have an effect on the Company's consolidated financial statements.

  Stock Based Compensation

     The Company has adopted the disclosure provisions of SFAS No. 123, 'Accounting for Stock-Based Compensation'. The Statement encourages rather than requires companies to adopt a new method that accounts for stock compensation awards based on their estimated fair value at the date they are granted. Companies are permitted, however, to continue accounting for stock compensation awards under Accounting Principles Board ('APB') Opinion No. 25, which requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. The Company has elected to continue to apply APB Opinion No. 25 and has disclosed the pro forma net income (loss), determined as if the method under SFAS No. 123 had been applied, in Note 13.

  Reclassifications

     Certain reclassifications to prior year amounts have been made in order to conform to the current year presentation.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. OTHER ASSETS

                                                                                   AUGUST 31, 1996    AUGUST 30, 1997
                                                                                   ---------------    ---------------
                                                                                       (IN THOUSANDS OF DOLLARS)
                                                                                   ----------------------------------
Intangible assets:
  Excess purchase price over net assets acquired................................      $  64,277          $  64,277
  Curriculum....................................................................          1,497              1,497
  Workforce.....................................................................          3,248              3,248
  Accumulated amortization......................................................        (10,395)           (12,714)
                                                                                   ---------------    ---------------
                                                                                         58,627             56,308
Deferred financing costs........................................................         12,854             12,752
Accumulated amortization........................................................         (6,271)            (8,176)
Other assets....................................................................          3,791              3,303
                                                                                   ---------------    ---------------
                                                                                      $  69,001          $  64,187
                                                                                   ---------------    ---------------
                                                                                   ---------------    ---------------

3. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                                                   AUGUST 31, 1996    AUGUST 30, 1997
                                                                                   ---------------    ---------------
                                                                                       (IN THOUSANDS OF DOLLARS)
                                                                                   ----------------------------------
Convertible Debentures, 6.5% payable through June 1, 2011.......................       $ 2,100            $   850
Senior Notes, 9.625% payable through August 1, 2001.............................        85,000             85,000
Capital lease obligations.......................................................            --                244
                                                                                   ---------------    ---------------
Total long-term debt and capital lease obligations..............................        87,100             86,094
Less unamortized discount.......................................................          (510)              (191)
                                                                                   ---------------    ---------------
                                                                                       $86,590            $85,903
                                                                                   ---------------    ---------------
                                                                                   ---------------    ---------------

     The Convertible Debentures, as a result of purchase accounting adjustments, are shown net of a discount. The discount is being accreted on a level-yield basis over the remaining life of the Convertible Debentures and is reflected in interest expense in the Consolidated Statements of Operations. The holders of the Convertible Debentures have the right to receive, upon conversion thereof, $10.00 in cash for each $19.50 of principal amount converted.

     The Senior Notes have a required redemption of $42.5 million in August 2000. Interest is payable semi-annually in February and August. Commencing August 1997, the Senior Notes are redeemable, at various redemption prices, at the Company s option. The Senior Notes contain certain covenants that, among other things, limit the ability of La Petite to incur additional indebtedness, transfer or sell assets and pay dividends. As of August 30, 1997, LaPetite would not be permitted to pay cash dividends on its common or preferred stock. The stock of La Petite is pledged as collateral for the Senior Notes.

     On July 10, 1996, La Petite entered into a Credit Facility (the 'Credit Facility') providing for a $15 million revolving credit facility for working capital and other general corporate purposes through July 2000. Borrowings under the Credit Facility are secured by a pledge of substantially all the assets of the Company. Loans under the Credit Facility will bear interest at 1% above prime rate or 2.25% above the Eurodollar rate, at La Petite's option. La Petite is required to pay quarterly commitment fees of 0.5% per annum on the unused revolving credit facility.

     As of August 30, 1997, no amounts were outstanding under the Credit facility; however, letters of credit issued under the facility in the amount of $5.7 million were outstanding as of August 30, 1997. The letters of credit were issued as security for the self-insured portion of the Company's workers' compensation and automobile insurance coverages.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

3. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS--(CONTINUED)

     During fiscal year 1997, the Company entered into a master lease agreement to provide computer equipment to the Company. The leases are recorded as a capital lease at the time of delivery at a discount rate of 1.5% over the interest rate of three year US Treasury notes.

     Scheduled maturities and mandatory prepayments of long-term debt and capital lease obligations during the five years subsequent to August 30, 1997 are as follows (in thousands of dollars):

1999...........................................................   $   126
2000...........................................................    42,618
2001 and thereafter............................................    43,350
                                                                  -------
                                                                  $86,094
                                                                  -------
                                                                  -------

4. OTHER LONG-TERM LIABILITIES

                                           AUGUST 31, 1996    AUGUST 30, 1997
                                           ---------------    ---------------
                                               (IN THOUSANDS OF DOLLARS)
                                           ----------------------------------
Unfavorable leases, net of accumulated
  amortization..........................       $ 7,323            $ 6,085
Non-current reserve for closed
  academies.............................         8,193              5,609
Long-term insurance liabilities.........         4,233              2,625
                                           ---------------    ---------------
                                               $19,749            $14,319
                                           ---------------    ---------------
                                           ---------------    ---------------

     In connection with the acquisition of La Petite, an intangible liability for unfavorable operating leases was recorded, which is being amortized over the average remaining life of the leases.

     The reserve for closed academies includes the long-term liability related to leases for Academies which were closed and are no longer operated by the Company.

5. INCOME TAXES

  Tax Sharing Agreement

     Investment and La Petite file a consolidated Federal income tax return and have entered into a Tax Sharing Agreement, pursuant to which La Petite agreed to pay to Investment an amount equal to the Federal and state income taxes La Petite would have been required to pay if La Petite were not part of Investment's consolidated

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. INCOME TAXES--(CONTINUED)

group for income tax purposes. The provisions for income taxes recorded in the Consolidated Statements of Operations consisted of the following:

                                                                     52 WEEKS           52 WEEKS           52 WEEKS
                                                                       ENDED              ENDED              ENDED
                                                                  AUGUST 26, 1995    AUGUST 31, 1996    AUGUST 30, 1997
                                                                  ---------------    ---------------    ---------------
                                                                                (IN THOUSANDS OF DOLLARS)
                                                                  -----------------------------------------------------
Payable currently:
  Federal......................................................       $   910            $ 1,481            $ 2,921
  State........................................................           160                262                567
                                                                  ---------------    ---------------    ---------------
       Total...................................................         1,070              1,743              3,488
                                                                  ---------------    ---------------    ---------------
Deferred:
  Federal......................................................        (6,141)              (190)              (187)
  State........................................................        (1,084)               (35)               (37)
                                                                  ---------------    ---------------    ---------------
       Total...................................................        (7,225)              (225)              (224)
                                                                  ---------------    ---------------    ---------------
Income tax provision (benefit).................................       $(6,155)           $ 1,518            $ 3,264
                                                                  ---------------    ---------------    ---------------
                                                                  ---------------    ---------------    ---------------

     The difference between the provision for income taxes as reported in the Consolidated Statements of Operations and the provision computed at the statutory Federal rate of 34 percent is due primarily to state income taxes and nondeductible amortization of the excess of purchase price over the net assets acquired of $2.1 million, $2.1 million, and $2.2 million in the 52 weeks ended August 30, 1997, the 53 weeks ended August 31, 1996 and the 52 weeks ended August 26, 1995, respectively.

     Deferred income taxes result from differences between the financial reporting and tax basis of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects at August 30, 1997 and August 31, 1996 are estimated as follows:

                                                                                   AUGUST 31, 1996    AUGUST 30, 1997
                                                                                   ---------------    ---------------
                                                                                       (IN THOUSANDS OF DOLLARS)
                                                                                   ----------------------------------
Current deferred taxes:
  Accruals not currently deductible.............................................       $ 4,576            $ 3,817
  Supplies......................................................................        (2,596)            (2,386)
  Prepaids and other............................................................          (261)              (407)
                                                                                   ---------------    ---------------
       Net current deferred tax assets..........................................       $ 1,719            $ 1,024
                                                                                   ---------------    ---------------
Noncurrent deferred taxes:
  Unfavorable leases............................................................       $ 2,973            $ 2,471
  Insurance reserves............................................................         1,719              1,067
  Reserve for closed academies..................................................         3,326              2,277
  Other.........................................................................           361                342
  Property and equipment........................................................        (3,528)            (1,534)
  Long-term debt and capital lease obligations..................................          (207)               (78)
  Intangible assets.............................................................          (385)              (311)
  Deferred financing costs and other............................................        (1,323)              (826)
                                                                                   ---------------    ---------------
       Net noncurrent deferred tax assets.......................................       $ 2,936            $ 3,408
                                                                                   ---------------    ---------------
                                                                                   ---------------    ---------------

     As of August 30, 1997, only the income tax returns for years subsequent to 1992 are open to examination.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. LEASES

     Academy facilities are leased for terms ranging from 15 to 20 years. The leases provide renewal options and require the Company to pay utilities, maintenance, insurance and property taxes. Some leases provide for annual increases in the rental payment and many leases require the payment of additional rentals if operating revenue exceeds stated amounts. These additional rentals range from 2% to 10% of operating revenue in excess of the stated amounts and are recorded as rental expense. Vehicles are also rented under various lease agreements, most of which are cancelable within 30 days after a one-year lease obligation. Substantially all Academy and vehicle leases are operating leases. Rental expense for these leases were $44.9 million, $45.1 million, and $44.8 million, for the 52 weeks ended August 30, 1997, 53 weeks ended August 31, 1996, and 52 weeks ended August 26, 1995, respectively. Contingent rental expense of $1.5 million, $1.2 million and $0.9 million were included in rental expense for the 52 weeks ended August 30, 1997, 53 weeks ended August 31, 1996 and 52 weeks ended August 26, 1995, respectively.

     Aggregate minimum future rentals payable under facility leases as of August 30, 1997 were:

               FISCAL YEAR ENDING:                   (IN THOUSANDS OF DOLLARS)
                                                     -------------------------
1998..............................................           $  38,948
1999..............................................              36,783
2000..............................................              34,264
2001..............................................              30,445
2002 and thereafter...............................              94,790
                                                           -----------
                                                             $ 235,230
                                                           -----------
                                                           -----------

7. REDEEMABLE PREFERRED STOCK

     The Company has outstanding 800,000 shares of Preferred Stock-A (see Note
1) as of July 24, 1993. The carrying value of the Preferred Stock-A is being accreted to its redemption value of $20.0 million on August 1, 2003. The Preferred Stock-A is nonvoting and mandatorily redeemable in August 2003, with La Petite having an option to redeem the Preferred Stock-A, in whole or in part, on or after August 1, 1998. Dividends at 12.125% are cumulative and if not paid upon quarterly declaration are added to the liquidation value. The liquidation values per share as of August 30, 1997 and August 31, 1996 were $40.836 and $36.250, respectively. The Preferred Stock-A may be exchanged for 12.125% Subordinated Exchange Debentures due 2003, at the Company's option, subject to certain conditions, in whole, but not in part, on any scheduled dividend payment date.

     The Preferred Stock contains certain restrictive provisions that limit the ability of the La Petite to incur additional indebtedness, pay cash dividends or make certain other restricted payments, or merge or consolidate with or sell all or substantially all of its assets.

8. STOCKHOLDERS' EQUITY

     As of August 30, 1997 and August 31, 1996, the Company has outstanding the following issues of non-redeemable preferred stock:

     10% Cumulative Convertible Preferred Stock ('Convertible Preferred') (par value $.01 per share) each share of which is convertible into 1.875 shares of Class A common Stock of the Company. Quarterly stock dividends are paid on the Convertible Preferred in the form of 10% Cumulative Non-Convertible Preferred Stock (par value $.01 per share) ('Non-Convertible Preferred'). Dividends are declared quarterly on the Non-Convertible Preferred. Subsequent to the 52 weeks ended August 30, 1997, a quarterly stock dividend consisting of Non-Convertible Preferred was declared on September 30, 1997, which included 1,968 shares aggregating $196,780 related to July and August 1997.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. STOCKHOLDERS' EQUITY--(CONTINUED)

     10% Junior Preferred Stock (par value $.01 per share) ('Junior Preferred') with a liquidation value of $150.04 per share or $32,072,007, and $135.93 per share or $29,055,656 at August 30, 1997 and August 31, 1996, respectively.

9. BENEFIT PLAN

     La Petite sponsors a defined contribution plan (the 'Plan') for substantially all employees. Eligible participants may make contributions to the Plan from 1% to 20% of their compensation (as defined). La Petite may also make contributions at the discretion of the Board of Directors. Contribution expense attributable to this Plan was $425,000, $405,000, and $0, for the 52 weeks ended August 30, 1997, the 53 weeks ended August 31, 1996, and the 52 weeks ended August 26, 1995.

     The Plan is currently under audit by the Internal Revenue Service ('IRS') which has raised several issues concerning the Plan's operation. La Petite believes that the Plan, as amended, continues to operate pursuant to IRS and Department of Labor regulations.

10. RELATED PARTY TRANSACTIONS

  Management Consulting Agreement

     The Company has entered into an agreement for management consulting services (the 'Management Consulting Agreement') with Vestar Management Partners ('Vestar') pursuant to which Vestar will make available to the Company management consulting, corporate finance and investment advice for which the Company pays to Vestar an annual fee of $500,000.

  Transactions with Certain Investors

     In 1992, the Company entered into a joint venture with Benesse Corp. ('Benesse'), formerly known as Fukutake Publishing Company, Ltd. The Company agreed in principle to grant to Benesse exclusive rights to develop and operate La Petite Academies in certain Asian countries. Under the terms of the pilot program, Benesse operates 10 La Petite Academies in Japan. The Company is reimbursed for all of its out-of-pocket expenses associated with assisting Benesse with the pilot program. Benesse is a stockholder of the Company and certain directors of the Company are affiliates of Benesse.

11. CONTINGENCIES

     The Company has litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual matters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operations.

12. RESTRUCTURING CHARGE

     During fiscal year 1995, the Company approved a plan to close 39 Academies located in areas where the demographic conditions no longer support an economically viable operation and to restructure its operating management to better serve the remaining Academies. Accordingly, the Company recorded an $11.7 million restructuring charge ($7.0 million after tax) to provide for costs associated with the Academy closures and restructuring. The charge includes approximately $10.0 million for the present value of rent and real estate taxes for the remaining lease terms. The charge also includes restructuring and other costs related to the closures. As of August 30, 1997, $4.5 million of costs related to the closings and restructuring had been charged against the restructuring reserve.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

13. STOCK BASED COMPENSATION

     From time to time, the Board of Directors of Investment, in their sole discretion, grant non-qualified stock options, with respect to the common stock of Investment, to key executives of the Company. Options are granted pursuant to an agreement at the time of grant, and typically become exercisable in equal cumulative installments over a five-year period beginning one year after the date of grant. To date, all options granted expire on the tenth anniversary of the grant date. No market exists for the common stock of Investment, but options are granted at prices that, in the opinion of the Board of Directors, are equal to or greater than the fair value of the stock at the time of grant. Options on 62,794 shares have been granted to employees through August 30, 1997, of which 36,315 were exercisable at that date.

     The Company accounts for the options in accordance with APB Opinion No. 25, which requires compensation cost to be recognized only on the excess, if any, between the fair value of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, no compensation cost has been recognized for stock options granted.

     Had compensation cost for these options been recognized as prescribed by SFAS No. 123, the Company's loss would have been increased by (in thousands) $19 in 1997 and $17 in 1996. The Company is privately owned and there is no market for the stock of Investment. The estimated compensation element is based on the time value of money at the US Treasury rates assuming that the value of the stock will be at least equal to the grant price five years out when fully exercisable. The estimated compensation expense above is assumed to be amortized over the vesting period.

14. SUBSEQUENT EVENTS

     On March 17, 1998, LPA Investment LLC (the 'Investor'), a limited liability company owned by an affiliate of Chase Capital Partners ('CCP') and by an entity controlled by Robert E. King, a Director of the Company, and Investment, the parent company of the Company, which was renamed LPA Holding Corp. ('Parent'), entered into a Merger Agreement pursuant to which a wholly owned subsidiary of the Investor was merged into Parent (the 'Recapitalization'). In the Recapitalization (i) all of the then outstanding shares of preferred stock and common stock of Parent (other than the shares of common stock retained by Vestar/LPT Limited Partnership and management of the Company) owned by the existing stockholders of the Parent (the 'Existing Stockholders') were converted into the right to receive cash and (ii) the Existing Stockholders received the cash of the Company as of the date of the closing of the Transactions. As part of the Recapitalization, the Investor purchased $72.5 million (less the value of options retained by management) of common stock of the Parent (representing approximately 74.5% of the common stock of Parent on a fully diluted basis) and $30 million of redeemable preferred stock of Parent (collectively, the 'Equity Investment'). In addition, in connection with the purchase of preferred stock of Parent, the Investor received warrants to purchase up to 6.0% of Parent's common stock on a fully diluted basis (resulting in an aggregate fully diluted ownership of 80.5% of the common stock of Parent). Vestar/LPT Limited Partnership retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $2.8 million (representing 3.0% of the outstanding common stock of Parent on a fully diluted basis). Management retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $4.7 million (representing 5.0% of the common stock of Parent on a fully diluted basis) and retained existing options to acquire 3.0% of Parent's fully diluted common stock. In addition, Parent adopted a new option plan (the 'New Option Plan') covering 8.5% of its fully diluted common stock. Accordingly, management owns or has the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis. The Equity Investment was used, together with the proceeds of the offering of $145 million of 10% Senior Notes due 2008 and borrowings under a new credit agreement, consisting of a term loan facility of $40 million and a revolving credit facility providing loans of up to $25 million, to finance the Recapitalization, to refinance substantially all of the Company's outstanding indebtedness and outstanding preferred stock (the 'Refinancing Transactions') and to pay the fees and expenses relating to the foregoing. These transactions closed on May 11, 1998.

                          VESTAR/LPA INVESTMENT CORP.
                          CONSOLIDATED BALANCE SHEETS
                         28 WEEKS ENDED MARCH 14, 1998
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                                                           MARCH 14,
                                                                                                             1998
                                                                                            AUGUST 30,    -----------
                                                                                               1997
                                                                                            ----------    (UNAUDITED)
                                         ASSETS
Current assets:
  Cash and cash equivalents..............................................................    $ 23,971      $  24,755
  Restricted cash investments............................................................       2,312          2,778
  Accounts and notes receivable, net.....................................................       4,976          4,567
  Prepaid food and supplies..............................................................       5,954          5,506
  Other prepaid expenses.................................................................       3,645          3,605
  Refundable income taxes................................................................         559            374
  Current deferred income taxes..........................................................       1,024          1,350
                                                                                            ----------    -----------
    Total current assets.................................................................      42,441         42,935
Property and equipment, at cost:
  Land...................................................................................       6,927          7,008
  Buildings and leasehold improvements...................................................      64,811         67,373
  Equipment..............................................................................      22,529         25,740
  Facilities under construction..........................................................         317          1,251
                                                                                            ----------    -----------
                                                                                               94,584        101,372
  Less accumulated depreciation..........................................................      33,460         40,533
                                                                                            ----------    -----------
    Net property and equipment...........................................................      61,124         60,839
Other assets (Note 3)....................................................................      64,187         62,104
Deferred income taxes....................................................................       3,408          4,469
                                                                                            ----------    -----------
                                                                                             $171,160      $ 170,347
                                                                                            ----------    -----------
                                                                                            ----------    -----------
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Overdrafts due banks...................................................................    $  2,356      $   1,950
  Accounts payable.......................................................................       6,224          5,632
  Current reserve for closed academies...................................................       1,860          1,623
  Accrued salaries, wages and other payroll costs........................................      10,717         10,830
  Accrued insurance liabilities..........................................................       4,156          3,990
  Accrued property and sales taxes.......................................................       4,128          2,779
  Accrued interest payable...............................................................         719            970
  Other current liabilities..............................................................       4,883          4,260
                                                                                            ----------    -----------
    Total current liabilities............................................................      35,043         32,034
Long-term debt and capital lease obligations (Note 4)....................................      85,903         87,345
Other long-term liabilities (Note 5).....................................................      14,319         13,874
Commitments and contingencies (Note 6)...................................................
Minority interest--Series A cumulative redeemable exchangeable preferred stock ($.01 par value per share, 2,000,000 shares authorized; 800,000 shares issued and outstanding at aggregate liquidation preference; per share liquidation preference of $43.541 and
  $40.836, respectively).................................................................      32,521         34,698
Stockholders' equity:
  10% cumulative convertible preferred stock ($.01 par value per share; 80,000 shares
    authorized; 80,000 issued and outstanding)...........................................           1              1
  10% nonconvertible preferred stock ($.01 par value per share; 150,000 shares
    authorized; 46,579 and 40,036 issued and outstanding, respectively)..................          --             --
  Junior preferred stock ($.01 par value per share; 650,000 authorized; 213,750 issued
    and outstanding).....................................................................           2              2
  Class A common stock ($.01 par value per share; 1,500,000 shares authorized; 852,160
    issued and outstanding)..............................................................           9              9
  Class B common stock ($.01 par value per share; 350,000 shares authorized, none issued
    and outstanding).....................................................................          --             --
  Additional paid-in capital.............................................................      34,234         34,888
  Accumulated deficit....................................................................     (30,573)       (32,164)
  Less cost of treasury shares...........................................................        (299)          (340)
                                                                                            ----------    -----------
    Total stockholders' equity...........................................................       3,374          2,396
                                                                                            ----------    -----------
                                                                                             $171,160      $ 170,347
                                                                                            ----------    -----------
                                                                                            ----------    -----------

                See notes to consolidated financial statements.

                          VESTAR/LPA INVESTMENT CORP.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   28 WEEKS ENDED MARCH 14, 1998 (UNAUDITED)
                           (IN THOUSANDS OF DOLLARS)

                                                                                                28 WEEKS ENDED
                                                                                             --------------------
                                                                                                          MARCH
                                                                                             MARCH 15      14,
                                                                                               1997        1998
                                                                                             --------    --------
Operating revenue.........................................................................   $159,983    $166,701
Operating expenses:
  Salaries, wages and benefits............................................................     84,077      87,772
  Facility lease expense..................................................................     21,143      21,328
  Depreciation............................................................................      7,444       7,073
  Amortization of goodwill and other intangibles..........................................      1,204       1,204
  Other...................................................................................     40,299      41,933
                                                                                             --------    --------
                                                                                              154,167     159,310
                                                                                             --------    --------
Operating income..........................................................................      5,816       7,391
                                                                                             --------    --------
Interest expense..........................................................................      4,994       4,917
Minority interest in net income of subsidiary.............................................      1,935       2,177
Interest income...........................................................................       (493)       (601)
                                                                                             --------    --------
  Net interest costs......................................................................      6,436       6,493
Income (loss) before income taxes.........................................................       (620)        898
Provision for income taxes................................................................      1,051       1,835
                                                                                             --------    --------
Net loss..................................................................................   $ (1,671)   $   (937)
                                                                                             --------    --------
                                                                                             --------    --------

                See notes to consolidated financial statements.

                          VESTAR/LPA INVESTMENT CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         28 WEEKS ENDED MARCH 14, 1998
                           (IN THOUSANDS OF DOLLARS)

                                                                                                  28 WEEKS ENDED
                                                                                              ----------------------
                                                                                              MARCH 15,    MARCH 14,
                                                                                                1997         1998
                                                                                              ---------    ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net loss.................................................................................    $(1,671)     $  (937)
     Adjustments to reconcile net loss to net cash from operating activities:
       Depreciation and amortization.......................................................      9,109        8,731
       Deferred income taxes...............................................................     (2,198)      (1,387)
       Minority interest in net income of subsidiary.......................................      1,935        2,177
     Changes in assets and liabilities:
       Account and notes receivable........................................................       (628)         373
       Prepaid expenses and supplies.......................................................       (130)         488
       Accrued property and sales taxes....................................................     (1,115)      (1,349)
       Accrued interest payable............................................................        301          251
       Other changes in assets and liabilities, net........................................     (2,864)      (2,026)
                                                                                              ---------    ---------
          Net cash from operating activities...............................................      2,739        6,321
                                                                                              ---------    ---------
Cash flows used for investing activities:
  Capital expenditures.....................................................................     (3,061)      (4,776)
  Proceeds from sale of assets.............................................................         88          339
                                                                                              ---------    ---------
          Net cash used for investing activities...........................................     (2,973)      (4,437)
                                                                                              ---------    ---------
Cash flows from (used for) financing activities:
  Repayment of long-term debt and capital lease obligations................................       (875)        (229)
  Reduction in bank overdrafts.............................................................     (1,793)        (406)
  Decrease (increase) in restricted cash investments.......................................      6,530         (465)
                                                                                              ---------    ---------
          Net cash from (used for) financing activities....................................      3,862       (1,100)
                                                                                              ---------    ---------
Net increase in cash and cash equivalents..................................................      3,628          784
Cash and cash equivalents at beginning of period...........................................     12,791       23,971
                                                                                              ---------    ---------
Cash and cash equivalents at end of period.................................................    $16,419      $24,755
                                                                                              ---------    ---------
                                                                                              ---------    ---------
Supplemental cash flow information:
  Cash paid during the period for:
     Interest (net of amounts capitalized).................................................    $ 4,232      $ 4,211
     Income taxes..........................................................................      4,375        1,951
  Cash received during the period for:
     Interest..............................................................................    $   470      $   665
     Income taxes..........................................................................      1,141          204

Non-cash investing and financing activities:

     Capital lease obligations of $2,399 were incurred during the 28 weeks ended
      March 14, 1998, when the Company entered into leases for new computer equipment.

                See notes to consolidated financial statements.

                          VESTAR/LPA INVESTMENT CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL STRUCTURE AND RECAPITALIZATION TRANSACTION

     Vestar/LPA Investment Corp. ('Investment'), a privately-held Delaware corporation, was formed in 1993 for the purpose of holding the capital stock of La Petite Holdings Corp. ('Holdings'), a Delaware corporation. Holdings was formed in 1993 for the purpose of holding the capital stock of La Petite Acquisitions Corp. ('Acquisition'). On July 23, 1993, as a result of a series of transactions, Holdings acquired all the outstanding shares of common stock, par value $.01 (the 'Common Stock'), of La Petite Academy, Inc. ('La Petite'). The transaction was accounted for as a purchase and the excess of purchase price over the net assets acquired is being amortized over 30 years. On May 31, 1997, Holdings was merged with and into its wholly-owned subsidiary La Petite, a Delaware corporation, with La Petite as the surviving corporation. On August 28, 1997, LPA Services, Inc. ('Services'), a wholly owned subsidiary of La Petite, was incorporated. Services will provide third party administrative services on insurance claims to La Petite. La Petite, consolidated with Services, is referred to herein as the 'Company'.

     On March 17, 1998, LPA Investment LLC (the 'Investor'), a limited liability company owned by an affiliate of Chase Capital Partners ('CCP') and by an entity controlled by Robert E. King, a Director of the Company, and Investment, the parent company of the Company, which was renamed LPA Holding Corp. ('Parent'), entered into a Merger Agreement pursuant to which a wholly owned subsidiary of the Investor was merged into Parent (the 'Recapitalization'). In the Recapitalization (i) all of the then outstanding shares of preferred stock and common stock of Parent (other than the shares of common stock retained by Vestar/LPT Limited Partnership and management of the Company) owned by the existing stockholders of the Parent (the 'Existing Stockholders') were converted into the right to receive cash and (ii) the Existing Stockholders received the cash of the Company as of the date of the closing of the Transactions. As part of the Recapitalization, the Investor purchased $72.5 million (less the value of options retained by management) of common stock of the Parent (representing approximately 74.5% of the common stock of Parent on a fully diluted basis) and $30 million of redeemable preferred stock of Parent (collectively, the 'Equity Investment'). In addition, in connection with the purchase of preferred stock of Parent, the Investor received warrants to purchase up to 6.0% of Parent's common stock on a fully diluted basis (resulting in an aggregate fully diluted ownership of 80.5% of the common stock of Parent). Vestar/LPT Limited Partnership retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $2.8 million (representing 3.0% of the outstanding common stock of Parent on a fully diluted basis). Management retained common stock of Parent having a value (based on the amount paid by the Investor for its common stock of Parent) of $4.7 million (representing 5.0% of the common stock of Parent on a fully diluted basis) and retained existing options to acquire 3.0% of Parent's fully diluted common stock. In addition, Parent adopted a new option plan (the 'New Option Plan') covering 8.5% of its fully diluted common stock. Accordingly, management owns or has the right to acquire, subject to certain performance requirements, approximately 16.5% of the common stock of Parent on a fully diluted basis. The Equity Investment was used, together with the proceeds of the offering of $145 million of 10% Senior Notes due 2008 and borrowings under a new credit agreement, consisting of a term loan facility of $40 million and a revolving credit facility providing loans of up to $25 million, to finance the Recapitalization, to refinance substantially all of the Company's outstanding indebtedness and outstanding preferred stock (the 'Refinancing Transactions') and to pay the fees and expenses relating to the foregoing. These transactions closed on May 11, 1998.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company utilizes a 52-week fiscal year ending of the last Saturday in August composed of 13 four-week periods. The first quarter contains four such periods or 16 weeks and each remaining quarter contains three periods or 12 weeks.

     The information included in these interim financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to fairly state the Company's financial position and the results of its operations for the periods presented.

                          VESTAR/LPA INVESTMENT CORP.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Consolidated Financial Statements include the accounts of Investment and its wholly owned subsidiary, La Petite and its wholly owned subsidiary, Services, after elimination of all significant intercompany accounts and transactions.

3. OTHER ASSETS

                                                                                            AUGUST 30,    MARCH 14,
                                                                                               1997         1998
                                                                                            ----------    ---------
                                                                                           (IN THOUSANDS OF DOLLARS)
Intangible assets:
  Excess purchase price over net assets acquired.........................................    $ 64,277      $64,277
  Curriculum.............................................................................       1,497        1,497
  Workforce..............................................................................       3,248        3,248
  Accumulated amortization...............................................................     (12,714)     (13,962)
                                                                                            ----------    ---------
                                                                                               56,308       55,060

Deferred financing costs.................................................................      12,752       12,754
Accumulated amortization.................................................................      (8,176)      (9,240)
Other assets.............................................................................       3,303        3,530
                                                                                            ----------    ---------
                                                                                             $ 64,187      $62,104
                                                                                            ----------    ---------
                                                                                            ----------    ---------

4. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

                                                                                            AUGUST 30,    MARCH 14,
                                                                                               1997         1998
                                                                                            ----------    ---------
                                                                                           (IN THOUSANDS OF DOLLARS)
Convertible Debentures, 6.5% payable through June 1, 2011................................    $    850      $   850
Senior Notes, 9.625% payable through August 1, 2001......................................      85,000       85,000
Capital lease obligations................................................................         366        2,536
                                                                                            ----------    ---------
  Total-long term debt and capital lease obligations.....................................      86,216       88,386
Less unamortized discount................................................................        (191)        (184)
                                                                                            ----------    ---------
                                                                                               86,025       88,202
Less current maturities of capital lease obligations.....................................        (122)        (857)
                                                                                            ----------    ---------
                                                                                             $ 85,903      $87,345
                                                                                            ----------    ---------
                                                                                            ----------    ---------

5. OTHER LONG-TERM LIABILTIES

                                                                                            AUGUST 30,    MARCH 14,
                                                                                               1997         1998
                                                                                            ----------    ---------
                                                                                           (IN THOUSANDS OF DOLLARS)
Unfavorable leases, net of accumulated amortization......................................    $  6,085      $ 5,419
Non-current reserve for closed Academies.................................................       5,609        4,919
Long-term insurance liabilities..........................................................       2,625        3,536
                                                                                            ----------    ---------
                                                                                             $ 14,319      $13,874
                                                                                            ----------    ---------
                                                                                            ----------    ---------

6. COMMITMENTS AND CONTINGENCIES

     The Company has litigation pending which arose in the ordinary course of business. Litigation is subject to many uncertainties and the outcome of the individual maters is not presently determinable. It is management's opinion that this litigation will not result in liabilities that would have a material adverse effect on the Company's financial position or results of operations.

            ------------------------------------------------------
            ------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information..........................    ii
Prospectus Summary.............................     1
Risk Factors...................................    13
The Exchange Offer.............................    19
The Transactions...............................    27
Use of Proceeds................................    27
Capitalization.................................    28
Selected Historical Consolidated Financial and
  Other Data...................................    29
Unaudited Pro Forma Consolidated Financial
  Information..................................    31
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    36
Business.......................................    44
Management.....................................    55
Ownership of Securities........................    59
Certain Relationships and Related
  Transactions.................................    60
Description of the Credit Agreement............    61
Description of Notes...........................    63
Certain United States Federal Income Tax
  Considerations...............................    88
Book Entry; Delivery and Form..................    91
Plan of Distribution...........................    93
Legal Matters..................................    94
Experts........................................    94
Index to Financial Statements..................   F-1


            ------------------------------------------------------
            ------------------------------------------------------

            ------------------------------------------------------
            ------------------------------------------------------

                                  $145,000,000

                            LA PETITE ACADEMY, INC.
                               LPA HOLDING CORP.

                       10% SERIES B SENIOR NOTES DUE 2008

                            ------------------------

                                   PROSPECTUS

                            ------------------------


                                        , 1998

            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware, the Certificate of Incorporation of the Company and Parent provide that the directors of the Company and Parent, individually or collectively, shall not be held personally liable to the Company or Parent (as the case may be) or their respective stockholders for monetary damages for breaches of fiduciary duty as directors, except that any director shall remain liable (1) for any breach of the director's fiduciary duty of loyalty to the Company or Parent (as the case may be) or their respective stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) for liability under
Section 174 of the General Corporation Law of the State of Delaware or (4) for any transaction from which the director derived an improper personal benefit. The by-laws of the Company and Parent provide for indemnification of their respective officers and directors to the full extent authorized by law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    3.1       --   Amended and Restated Certificate of Incorporation of LPA Holding Corp.
    3.2       --   Certificate of Designations, Preferences and Rights of Series A Redeemable Preferred Stock of LPA
                   Holding Corp.
    3.3       --   Bylaws of LPA Holding Corp.
    3.4       --   Amended and Restated Certificate of Incorporation of La Petite Academy, Inc.
    3.5       --   Bylaws of La Petite Academy, Inc.
    4.1       --   Indenture among LPA Holding Corp., La Petite Academy, Inc., LPA Services, Inc. and PNC Bank,
                   National Association dated as of May 11, 1998
   *5.1       --   Opinion of O'Sullivan, Graev & Karabell, LLP
   10.1       --   Purchase Agreement among Vestar/LPA Investment Corp., La Petite Academy, Inc., LPA Services, Inc.,
                   Chase Securities Inc. and NationsBanc Montgomery Securities LLC dated May 6, 1998
   10.2       --   Exchange and Registration Rights Agreement among La Petite Academy, Inc., LPA Holding Corp., LPA
                   Services, Inc., Chase Securities Inc., NationsBanc Montgomery Securities LLC dated May 11, 1998
   10.3       --   Merger Agreement by and between LPA Investment LLC and Vestar/LPA Investment Corp. dated as of
                   March 17, 1998
   10.5       --   Stockholders Agreement among LPA Holding Corp., Vestar/LPT Limited Partnership, LPA Investment LLC
                   and the management stockholders dated as of May 11, 1998
   10.6       --   1998 Stock Option Plan and Stock Option Agreement for LPA Holding Corp. dated as of May 18, 1998
   10.7       --   Preferred Stock Registration Rights Agreement between LPA Holding Corp. and LPA Investment LLC dated May 11, 1998
   10.8       --   Registration Rights Agreement among LPA Holding Corp., Vestar/LPT Limited Partnership, the stockholders listed therein and LPA Investment LLC, dated May 11, 1998

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
   10.9       --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and James R. Kahl
   10.10      --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and Rebecca Perry
   10.11      --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and Phillip Kane
   10.12      --   Credit Agreement dated as of May 11, 1998 among La Petite Academy, Inc., LPA Holding Corp.,
                   Nationsbank, N.A., and The Chase Manhattan Bank
   10.13      --   Pledge Agreement among La Petite Academy, Inc., LPA Holding Corp., Subsidiary Pledgors and
                   Nationsbank, N.A. dated as of May 11, 1998
   10.14      --   Security Agreement among La Petite Academy, Inc., LPA Holding Corp., Subsidiary Guarantors and
                   Nationsbank, N.A. dated as of May 11, 1998
   10.15      --   Parent Guarantee Agreement among LPA Holding Corp. and Nationsbank, N.A. dated as of May 11, 1998
   10.16      --   Subsidiary Guarantee Agreement among Subsidiary Guarantor of La Petite Academy, Inc., LPA
                   Services, Inc. and Nationsbank, N.A. dated as of May 11, 1998
   10.17      --   Indemnity, Subrogation and Contribution Agreement among La Petite Academy, Inc., LPA Services,
                   Inc., as Guarantor and Nationsbank, N.A. dated as of May 11, 1998
   12.1       --   Statement re: computation of ratios
   21.1       --   Subsidiaries of Registrant
   23.1       --   Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5.1)
   23.2       --   Consent of Deloitte & Touche LLP
   24.1       --   Powers of Attorney (included on the signature page)
   25.1       --   Statement of Eligibility and Qualifications under the Trust Indenture Act of 1939 of PNC Bank,
                   National Association as Trustee
   27.1       --   Financial Data Schedule
   99.1       --   Form of Letter of Transmittal
   99.2       --   Form of Notice of Guaranteed Delivery
   99.3       --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
   99.4       --   Form of Letter to Clients

------------------
* To be filed by Amendment.

     (b) Financial Statement Schedules:

     Schedule II--Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore have been omitted.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrants hereby undertake:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 'Securities Act') may be permitted to directors, officers and controlling persons of the registrants pursuant to the DGCL, the Act, the Certificate of Incorporation and Bylaws of the Company or Parent, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of any registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling, person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON THIS 5TH DAY OF JUNE, 1998.

                                          LA PETITE ACADEMY, INC.

                                          By:         /s/ JAMES R. KAHL
                                              ----------------------------------
                                              Name: James R. Kahl
                                              Title:  President and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES R. KAHL AND PHILLIP M. KANE, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS AND AGENTS AND EACH OF THEM FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THIS 5TH DAY OF JUNE, 1998 BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED.

                SIGNATURE                                                 TITLE
------------------------------------------  ------------------------------------------------------------------
             /s/ JAMES R. KAHL              Chairman of the Board of Directors, President, Chief Executive
------------------------------------------  Officer and Director (principal executive officer)
              James R. Kahl

           /s/ PHILLIP M. KANE              Senior Vice President, Finance and Chief Financial Officer
------------------------------------------  (principal financial officer and principal accounting officer)
             Phillip M. Kane

        /s/ MITCHELL J. BLUTT, M.D.         Director
------------------------------------------
         Mitchell J. Blutt, M.D.

            /s/ ROBERT E. KING              Director
------------------------------------------
              Robert E. King

          /s/ STEPHEN P. MURRAY             Director
------------------------------------------
            Stephen P. Murray

          /s/ BRIAN J. RICHMAND             Director
------------------------------------------
            Brian J. Richmand

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON THIS 5TH DAY OF JUNE, 1998.

                                          LPA HOLDING CORP.

                                          By:         /s/ JAMES R. KAHL
                                              ----------------------------------
                                              Name: James R. Kahl
                                              Title:  President and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES R. KAHL AND PHILLIP M. KANE, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS AND AGENTS AND EACH OF THEM FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THIS 5TH DAY OF JUNE, 1998 BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED.

                SIGNATURE                                                 TITLE
------------------------------------------  ------------------------------------------------------------------
            /s/ JAMES R. KAHL               President, Chief Executive Officer, Chief Financial Officer and
------------------------------------------  Director (principal executive officer, principal financial officer
              James R. Kahl                 and principal accounting officer)

       /s/ MITCHELL J. BLUTT, M.D.          Director
------------------------------------------
         Mitchell J. Blutt, M.D.

            /s/ ROBERT E. KING              Director
------------------------------------------
              Robert E. King

          /s/ STEPHEN P. MURRAY             Director
------------------------------------------
            Stephen P. Murray

          /s/ BRIAN J. RICHMAND             Director
------------------------------------------
            Brian J. Richmand

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON THIS 5TH DAY OF JUNE, 1998.

                                          LPA SERVICES, INC

                                          By:         /s/ JAMES R. KAHL
                                              ----------------------------------
                                              Name: James R. Kahl
                                              Title:  President and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JAMES R. KAHL AND PHILLIP M. KANE, AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS AND AGENTS AND EACH OF THEM FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON THIS 5TH DAY OF JUNE, 1998 BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED.

                SIGNATURE                                                 TITLE
------------------------------------------  ------------------------------------------------------------------
            /s/ JAMES R. KAHL               President, Chief Executive Officer and Director (principal
------------------------------------------  executive officer)
              James R. Kahl

           /s/ PHILLIP M. KANE              Vice President of Finance, Chief Financial Officer and Director
------------------------------------------  (principal financial officer and principal accounting officer)
             Phillip M. Kane

            /s/ PEGGY A. FORD               Secretary and Director
------------------------------------------
              Peggy A. Ford

                          VESTAR/LPA INVESTMENT CORP.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                           (IN THOUSANDS OF DOLLARS)

RESERVE FOR CLOSED ACADEMIES

                                                         BALANCE AT      CHARGED TO                      BALANCE AT
                                                         AUGUST 31,      COSTS AND       CHARGED TO      AUGUST 30,
DESCRIPTION                                                 1996          EXPENSES        RESERVE           1997
----------------------------------------------------     ----------      ----------      ----------      ----------
Reserve for Closed Academies........................      $ 10,893        $                $3,424         $  7,469


                                                         BALANCE AT      CHARGED TO                      BALANCE AT
                                                         AUGUST 26,      COSTS AND       CHARGED TO      AUGUST 31,
DESCRIPTION                                                 1995          EXPENSES        RESERVE           1996
----------------------------------------------------     ----------      ----------      ----------      ----------
Reserve for Closed Academies........................      $ 13,711        $                $2,818         $ 10,893

                                                         BALANCE AT      CHARGED TO                      BALANCE AT
                                                         AUGUST 27,      COSTS AND       CHARGED TO      AUGUST 26,
DESCRIPTION                                                 1994          EXPENSES        RESERVE           1995
----------------------------------------------------     ----------      ----------      ----------      ----------
Reserve for Closed Academies........................      $  2,971        $ 11,700         $  960         $ 13,711

                          VESTAR/LPA INVESTMENT CORP.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                           (IN THOUSANDS OF DOLLARS)

ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                          BALANCE AT      CHARGED TO                      BALANCE AT
                                                          AUGUST 31,      COSTS AND                       AUGUST 30,
DESCRIPTION                                                  1996          EXPENSES       WRITE-OFFS         1997
-----------------------------------------------------     ----------      ----------      ----------      ----------
Allowance for doubtful accounts......................        $ 82           $1,670          $1,669           $ 83


                                                          BALANCE AT      CHARGED TO                      BALANCE AT
                                                          AUGUST 26,      COSTS AND                       AUGUST 31,
DESCRIPTION                                                  1995          EXPENSES       WRITE-OFFS         1996
-----------------------------------------------------     ----------      ----------      ----------      ----------
Allowance for doubtful accounts......................        $722           $1,109          $1,749           $ 82

                                                          BALANCE AT      CHARGED TO                      BALANCE AT
                                                          AUGUST 27,      COSTS AND                       AUGUST 26,
DESCRIPTION                                                  1994          EXPENSES       WRITE-OFFS         1995
-----------------------------------------------------     ----------      ----------      ----------      ----------
Allowance for doubtful accounts......................        $621           $  841          $  740           $722

(a) During the fourth quarter of fiscal 1996, the Company performed an audit of its third party receivable balances and wrote off substantially all of its uncollectible accounts. In addition, the Company implemented new procedures and controls to ensure write-offs are recorded on a timely basis.

                                 EXHIBIT INDEX

EXHIBIT                                                                                                    SEQUENTIAL
NUMBER   DESCRIPTION                                                                                        PAGE NO.
------   -----------------------------------------------------------------------------------------------   -----------
  3.1     --   Amended and Restated Certificate of Incorporation of LPA Holding Corp.
  3.2     --   Certificate of Designations, Preferences and Rights of Series A Redeemable Preferred
               Stock of LPA Holding Corp.
  3.3     --   Bylaws of LPA Holding Corp.
  3.4     --   Amended and Restated Certificate of Incorporation of La Petite Academy, Inc.
  3.5     --   Bylaws of La Petite Academy, Inc.
  4.1     --   Indenture among LPA Holding Corp., La Petite Academy, Inc., LPA Services, Inc. and PNC
               Bank, National Association dated as of May 11, 1998
 *5.1     --   Opinion of O'Sullivan, Graev & Karabell, LLP
 10.1     --   Purchase Agreement among Vestar/LPA Investment Corp., La Petite Academy, Inc., LPA
               Services, Inc., Chase Securities Inc. and NationsBanc Montgomery Securities LLC dated May
               6, 1998
 10.2     --   Exchange and Registration Rights Agreement among La Petite Academy, Inc., LPA Holding
               Corp., LPA Services, Inc., Chase Securities Inc., NationsBanc Montgomery Securities LLC
               dated May 11, 1998
 10.3     --   Merger Agreement by and between LPA Investment LLC and Vestar/LPA Investment Corp. dated as of March 17, 1998
 10.5     --   Stockholders Agreement among LPA Holding Corp., Vestar/LPT Limited Partnership, LPA
               Investment LLC and the management stockholders dated as of May 11, 1998
 10.6     --   1998 Stock Option Plan and Stock Option Agreement for LPA Holding Corp. dated as of May
               18, 1998
 10.7     --   Preferred Stock Registration Rights Agreement between LPA Holding Corp. and LPA
               Investment LLC dated May 11, 1998
 10.8     --   Registration Rights Agreement among LPA Holding Corp., Vestar/LPT Limited Partnership, the stockholders listed therein and LPA Investment LLC, dated May 11, 1998
 10.9     --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and James R. Kahl
 10.10    --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and Rebecca Perry
 10.11    --   Employment Agreement among LPA Holding Corp., La Petite Academy, Inc. and Phillip Kane
 10.12    --   Credit Agreement dated as of May 11, 1998 among La Petite Academy, Inc., LPA Holding
               Corp., Nationsbank, N.A., and The Chase Manhattan Bank
 10.13    --   Pledge Agreement among La Petite Academy, Inc., LPA Holding Corp., Subsidiary Pledgors
               and Nationsbank, N.A. dated as of May 11, 1998
 10.14    --   Security Agreement among La Petite Academy, Inc., LPA Holding Corp., Subsidiary
               Guarantors and Nationsbank, N.A. dated as of May 11, 1998
 10.15    --   Parent Guarantee Agreement among LPA Holding Corp. and Nationsbank, N.A. dated as of May
               11, 1998
 10.16    --   Subsidiary Guarantee Agreement among Subsidiary Guarantor of La Petite Academy, Inc., LPA
               Services, Inc. and Nationsbank, N.A. dated as of May 11, 1998
 10.17    --   Indemnity, Subrogation and Contribution Agreement among La Petite Academy, Inc., LPA
               Services, Inc., as Guarantor and Nationsbank, N.A. dated as of May 11, 1998
 12.1     --   Statement re: computation of ratios
 21.1     --   Subsidiaries of Registrant
 23.1     --   Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5.1)

EXHIBIT                                                                                                    SEQUENTIAL
NUMBER   DESCRIPTION                                                                                        PAGE NO.
------   -----------------------------------------------------------------------------------------------   -----------
 23.2     --   Consent of Deloitte & Touche LLP
 24.1     --   Powers of Attorney (included on the signature page)
 25.1     --   Statement of Eligibility and Qualifications under the Trust Indenture Act of 1939 of PNC
               Bank, National Association as Trustee
 27.1     --   Financial Data Schedule
 99.1     --   Form of Letter of Transmittal
 99.2     --   Form of Notice of Guaranteed Delivery
 99.3     --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
 99.4     --   Form of Letter to Clients

------------------
* To be filed by Amendment.